As filed with the Securities and Exchange Commission on April 27, 2004
                                                 Registration No. 333-__________


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                 ---------------
                           DELTA FINANCIAL CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                          1000 WOODBURY ROAD, SUITE 200
                            WOODBURY, NEW YORK 11797
                                 (516) 364-8500
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                    REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                 DELAWARE                                      11-3336165
     (STATE OR OTHER JURISDICTION OF                        (I.R.S. EMPLOYER
      INCORPORATION OR ORGANIZATION)                       IDENTIFICATION NO.)

                                 ---------------
                              MARC E. MILLER, ESQ.
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                           DELTA FINANCIAL CORPORATION
                          1000 WOODBURY ROAD, SUITE 200
                            WOODBURY, NEW YORK 11797
                                 (516) 364-8500

                                    COPY TO:

                            JAMES R. TANENBAUM, ESQ.
                             MORRISON & FOERSTER LLP
                           1290 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10104-0012
                                 (212) 468-8000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                              OF AGENT FOR SERVICE)

                                  -------------

     Approximate date of commencement of the proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. |X|

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. |_|

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

                                 ---------------
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|
                                 ---------------

                         CALCULATION OF REGISTRATION FEE

============================== =================== ======================== ========================== ==========================
   TITLE OF EACH CLASS OF                             PROPOSED MAXIMUM          PROPOSED MAXIMUM
        SECURITIES TO             AMOUNT TO BE       OFFERING PRICE PER        AGGREGATE OFFERING              AMOUNT OF
      BE REGISTERED (1)          REGISTERED(1)            SHARE(2)                  PRICE(2)               REGISTRATION FEE
------------------------------ ------------------- ------------------------ -------------------------- --------------------------
Common Stock, $.01 par
value(3)                         $7.15

TOTAL                            $1,000,000                                         $7,150,000                  $905.91

============================== =================== ======================== ========================== ==========================

     (1) Includes 137,597 shares of common stock that may be offered by the Registrant, and up to 862,403 shares that may be offered by certain stockholders of the Registrant.

     (2) Determined in accordance with Rule 457(c) under the Securities Act of 1933, as amended, as the average of the high and low price of the Registrant's common stock reported on the American Stock Exchange on April 22, 2004.

     (3) Also includes such presently indeterminate number of shares of common stock as may be issued by the Registrant in connection with a stock split, stock dividend, recapitalization or similar event.

         THE REGISTRANT HEREBY AMENDS THE REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.

================================================================================

                   SUBJECT TO COMPLETION, DATED APRIL 27, 2004

PROSPECTUS

                                1,000,000 SHARES

                           DELTA FINANCIAL CORPORATION

                                  COMMON STOCK

         This prospectus will allow us to sell up to 137,597 shares of our common stock, and some of our stockholders to sell up to 862,403 shares of our common stock, from time to time in one or more separate underwritten offerings in amounts, at prices and on terms to be determined at the time of sale.

         Each time we or the selling stockholders sell securities, we or they will provide you with the specific terms of the securities being offered in one or more prospectus supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our common stock.

         The common stock to be sold under this prospectus will be sold to or through underwriters. See "Plan of Distribution." If any agents, underwriters or dealers are involved in the sale of any shares, we will disclose their names and any applicable fees, commissions or discounts in a prospectus supplement. Each prospectus supplement will provide the terms of the plan of distribution relating to the shares covered by that prospectus supplement.

         Our common stock is traded on the American Stock Exchange under the symbol "DFC". On April 26, 2004, the closing price of our common stock was $7.33 per share.

                        ---------------------------------

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD READ AND CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 10.

                        ---------------------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF OUR COMMON STOCK OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                The date of this prospectus is __________, 2004.



THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

YOU SHOULD RELY ONLY UPON THE INFORMATION CONTAINED IN THIS PROSPECTUS, AND IN ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE HAVE SUPPLIED ALL INFORMATION CONTAINED IN THIS PROSPECTUS RELATING TO OUR COMPANY. THE SELLING STOCKHOLDERS HAVE SUPPLIED ALL INFORMATION CONTAINED IN THE DOCUMENT RELATING TO THE SELLING STOCKHOLDERS. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. NEITHER WE NOR THE SELLING STOCKHOLDERS ARE MAKING AN OFFER TO SELL THE COMMON STOCK IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THE INFORMATION APPEARING IN THIS DOCUMENT , AND IN ANY PROSPECTUS SUPPLEMENT IS ACCURATE ONLY AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS AND THE FRONT COVER OF THAT PROSPECTUS SUPPLEMENT, AS APPLICABLE. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

                                TABLE OF CONTENTS

                                                                                               PAGE
                                                                                               ----
Forward-Looking Statements...................................................................     2

Prospectus Summary...........................................................................     3

Summary Consolidated Financial Data..........................................................     6

Risk Factors.................................................................................    10

Use of Proceeds..............................................................................    23

Dividend Policy..............................................................................    23

Price Range of Common Stock..................................................................    24

Selected Financial Data......................................................................    25

Management's Discussion and Analysis of Financial Condition and Results of Operations........    29

Business.....................................................................................    51

Management...................................................................................    67

Description of Capital Stock.................................................................    69

Selling Stockholders.........................................................................    72

Plan of Distribution.........................................................................    73

Legal Matters................................................................................    75

Experts......................................................................................    75

Where You Can Find More Information..........................................................    75

Index to Consolidated Financial Statements...................................................   F-1

                           FORWARD-LOOKING STATEMENTS

        Many of the matters discussed in this prospectus and in any prospectus supplement are "forward-looking statements," which are made under the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risk and uncertainties that exist in our operations and business environment. These matters are subject to change based upon a variety of important factors. A forward-looking statement may contain words such as "anticipate that," "believes," "continue to," "estimates," "expects to," "hopes," "intends," "plans," "to be," "will be," "will continue to be," or similar words. These forward-looking statements, include, but are not limited to, the statements relating to:

   o   our ability to expand our loan production and grow our business;

   o   our plans to securitize and sell the mortgage loans that we originate;

   o the anticipated impact of our use of on-balance sheet treatment for securitizations;

   o the impact of changes in interest rates on our future financial condition and results of operations;

   o   our hedging strategy;

   o   our anticipated liquidity and the future results of our operations;

   o   the anticipated impact of competition on our business;

   o   our plans to redeem our Series A preferred stock;

   o our ability to comply with the laws and regulations that apply to our business;

   o the estimates and assumptions described under "Management's Discussion and Analysis of Financial Condition and Results of Operations";

   o the impact of changes to applicable accounting rules on our future financial statements;

   o   our ability to realize benefits from our deferred tax asset; and

   o   our anticipated enhancements to our technology.


         These forward-looking statements are subject to numerous risks and uncertainties, many of which are beyond our control, including the statements set forth under "Risk Factors." No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

                               PROSPECTUS SUMMARY

     THIS SUMMARY PROVIDES A BRIEF OVERVIEW OF CERTAIN INFORMATION FOUND IN GREATER DETAIL ELSEWHERE IN THIS PROSPECTUS. IT DOES NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU IN MAKING A DECISION TO PURCHASE OUR COMMON STOCK. WE URGE YOU TO READ THE ENTIRE PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT CAREFULLY, INCLUDING "RISK FACTORS" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES, BEFORE DECIDING TO INVEST IN OUR COMMON STOCK. FOR MORE COMPLETE INFORMATION, YOU SHOULD CAREFULLY READ THIS PROSPECTUS, THE APPLICABLE PROSPECTUS SUPPLEMENT, AND THE DOCUMENTS REFERRED TO IN "WHERE YOU CAN FIND MORE INFORMATION." UNLESS OTHERWISE INDICATED, ALL REFERENCES TO "WE," "US" AND SIMILAR TERMS SHALL MEAN DELTA FINANCIAL CORPORATION AND ITS SUBSIDIARIES.

                                   OUR COMPANY

     We are a specialty consumer finance company that originates, securitizes and sells non-conforming mortgage loans. Our loans are primarily secured by first mortgages on one- to four-family residential properties. Throughout our 22-year operating history, we have focused on lending to individuals who generally do not satisfy the credit, documentation or other underwriting standards set by more traditional sources of mortgage credit, including those entities that make loans in compliance with conventional mortgage lending guidelines established by Fannie Mae and Freddie Mac. We make mortgage loans to these borrowers for purposes such as debt consolidation, refinancing, education financing and home improvement.

     We provide our customers with a variety of loan products designed to meet their needs, using a risk-based pricing strategy to develop products for different risk categories. Historically, the majority of our loan production has been fixed-rate with amortization schedules ranging from five years to 30 years. In 2003, our average loan size was approximately $138,000 and, at the time of origination, the weighted average loan-to-value ratio was 76.4% and the average credit score of the underlying borrower was approximately 627. Since 2001, at least 40% of our annual loan production has been related to borrowers located in either New York, New Jersey or Pennsylvania.

     We generate the majority of our revenue from two primary sources, interest income and gain on sale from mortgage loans, both of which may include origination fee income depending on our particular sale or financing strategy. While each mortgage loan we make involves an initial cash and expense outlay, the total revenue we receive from a loan over time will almost always exceed our total cost incurred to originate the loan. Historically, we have sold the majority of our loan production, through both off-balance sheet securitizations and whole loan sales, and have relied upon the related gain on sale revenue to support the cost of our infrastructure.

     In the first quarter of 2004, we embarked on a new strategy to finance the majority of our loan production using securitizations that qualify as on-balance sheet financings. This type of securitization requires us to record interest income on the outstanding portfolio of loans and interest expense on the outstanding bonds financing the portfolio of loans over time. When we sell whole loans, we will continue to record the premiums received upon sale as gain on sale revenue.

     OUR ORIGINATION PLATFORM

     We originate the majority of our loans through our wholesale and retail distribution channels, where we receive loan applications both directly from borrowers and from independent third-party mortgage brokers who submit applications on a borrower's behalf. In 2003, we originated approximately $1.7 billion of loans, of which approximately $1.0 billion, or 59%, were wholesale loans and $707 million, or 41%, were retail loans. In 2002, we originated approximately $872 million of loans, of which $535 million, or 61%, were wholesale loans and $337 million, or 39%, were retail loans.

     WHOLESALE DISTRIBUTION CHANNEL. Through our wholesale distribution channel, which is primarily conducted out of our Woodbury, New York headquarters, we originate mortgage loans indirectly through independent mortgage brokers and other real estate professionals who submit loan applications on behalf of borrowers. We currently originate the majority of our wholesale loans in 26 states, through a network of approximately 1,700 independent brokers. As of December 31, 2003, we employed 66 account executives focused exclusively on the broker community. No single broker contributed more than 5.0%, 2.2% or 1.3% of our total loan production in the years ended December 31, 2003, 2002 and 2001, respectively.

     RETAIL LOAN CHANNEL. With a physical presence in nine states located predominantly east of the Mississippi river, our retail network consists of 11 origination centers and one telemarketing office, which is responsible for generating the majority of our loan leads through in- and out-bound telemarketing. On a smaller scale, we also develop retail loan leads through unsolicited walk-in customers in our 11 origination locations, which are enhanced by our Internet, direct mail and radio advertising. As of December 31, 2003, we employed 279 loan officers, which represents a 59% increase in loan officers at December 31, 2002. Over the same time period, we increased our full-year retail loan production by 110%.

     FINANCING AND SALES OF LOANS

     Upon origination, we initially finance each loan by pledging it as collateral under one of our two committed warehouse lines of credit, which aggregated $700 million in committed capacity as of March 31, 2004. Typically, our loan production is financed though our warehouse lines of credit for only a limited time before we aggregate a sufficient amount of loans to securitize the loans or, to a lesser extent, sell the loans in whole loan sales. In 2003, we completed four securitizations for a total amount of $1.6 billion, which represented approximately 92% of our loan production in 2003. In 2003, we also sold $42.4 million of loans through whole loan sales, which was approximately 2% of our 2003 loan production.

     Securitizations have been and will continue to be an important element of our ability to grow our origination platform. Since our first securitization in 1991, we have securitized approximately $9.8 billion of loans in 39 separate securitization transactions. We believe we are one of the more experienced securitizers of non-conforming loans, and are generally well regarded by both the rating agencies and investors who have purchased securities created in our prior securitizations. Historically, our emphasis on certain structural mechanisms has changed over time to match our economic expectations and financial condition. These structural mechanisms include amounts of overcollateralization and financial guaranty insurance utilized, issuance of subordinated and interest-only certificates, and concurrent net interest margin transactions.

     Prior to 2004, we derived the majority of our revenues and cash flows by structuring our securitizations as off-balance sheet transactions, which required us to record a gain on sale in our income statement under SFAS No. 140. In 2003, all four of our securitizations were structured as off-balance sheet sales requiring gain on sale accounting treatment. Combined with our whole loan sales in 2003, we recorded $94.8 million of net gain on sale revenue, which amounts to 6.2% of the $1.5 billion of loans sold during 2003.

     Starting with the $550 million securitization we completed in March 2004, we have begun to structure our securitizations as on-balance sheet financings. Under this structure, we will recognize the related revenue as net interest income over the life of the loans, instead of recording virtually all of the income upfront as a gain on sale of mortgage loans as our prior structures required under SFAS No. 140. This change to "portfolio-based" accounting will initially impact our future results of operations compared to our historical results. Portfolio-based accounting treatment, however, more closely matches the recognition of income with the actual receipt of cash payments on the individual loans, and is expected to decrease our earnings volatility compared to structuring securitizations as sales.

     BUSINESS STRATEGY

     In 2004, we plan to focus on the following strategies in effort to create value for our shareholders:

     STRENGTHENING OUR LOAN PRODUCTION CAPABILITIES. We expect to originate in excess of $2.0 billion of mortgage loans in 2004. To help achieve this growth, we intend to continue to expand our wholesale origination platform by hiring more commissioned-based account executives. We also plan to expand our retail origination platform, expanding our loan origination centers in order to further penetrate existing markets, as well as new markets. Our eleven loan origination centers currently have the capacity to add a meaningful number of mortgage analysts without incurring significant capital expenditures.

     BUILDING A PORTFOLIO OF LOANS ON OUR BALANCE SHEET. In conjunction with our switch to portfolio-based accounting in 2004, we intend to retain the majority of the mortgage loans we originate on our balance sheet. Generally, we expect that our earnings will grow proportionate to the size of our on-balance sheet portfolio of loans generating interest income. As we make this transition in 2004 away from our previous reliance on gain on sale revenue, we expect to experience several quarters of negative earnings. We anticipate recording positive earnings for fiscal year 2005, with the expectation of further increasing earnings in 2006, as the size of our on-balance sheet loan portfolio and the net interest income generated from the loan portfolio increases.

     MAINTAINING OUR STRINGENT LOAN UNDERWRITING STANDARDS. We intend to continue to assess our extensive database of proprietary loan level performance data to adjust our risk-based pricing model and guidelines. By doing so, we hope to continue to originate better credit quality pools of loans that perform well, allowing us to continue to receive relatively low rating agency credit enhancements required for our securitizations. Over the past three years, we have slightly increased the weighted average credit score of our customer base from 606 in 2001 to 627 in 2003. Simultaneously, we have maintained an initial loan-to-value on new originations at or near 75%.

     CAPITALIZING ON OUR OPERATING LEVERAGE. In the first quarter of 2004, our total cost to originate as a percentage of our loans originated within the quarter declined 21% to 3.3% from 4.2% in the first quarter of 2003. Of this 3.3% of total costs, 57% were fixed costs. As a result, we believe that we can capitalize on our operating leverage and lower expenses as a percentage of our loan originations by increasing our production at a faster pace than our fixed expenses will increase. We also plan to use technology such as our proprietary loan origination system, Click and Close(R), to reduce our loan origination costs while increasing efficiency and providing a high level of service.

     RECENT DEVELOPMENTS

     REDEMPTION OF PREFERRED STOCK. In April 2004, we announced our plans to redeem all of the shares of our Series A preferred stock, the holders of which are currently entitled to receive preferred dividends at the rate of 10.0% per annum, payable by us in cash on a semi-annual basis. We expect that the redemption will occur on June 14, 2004, for an aggregate redemption price of approximately $13.9 million.

     INCREASED COMMITTED AMOUNTS AVAILABLE UNDER OUR WAREHOUSE LINES OF CREDIT. In March 2004, we negotiated with our two providers of warehouse lines of credit to increase the committed amounts available under each facility from $250 million to $350 million, for an aggregate committed capacity of $700 million. Additionally, we renegotiated lower funding spreads to LIBOR and the extension of the maturity of one facility from April 2004 to March 2005.

     CHANGE TO PORTFOLIO-BASED ACCOUNTING. Beginning with our March 2004 securitization, we transitioned to portfolio-based accounting from gain-on-sale accounting. We believe structuring, and therefore accounting for, securitizations as financings will help provide a more consistent source of income from these transactions in future years. We primarily decided to switch to portfolio-based accounting in order to reduce our reliance on gain-on-sale accounting treatment to achieve positive earnings. Consequently, income that would have otherwise been recognized upfront in 2004 as net gain on sale of mortgage loans will now be recognized as net interest income over the life of the loans (interest income on loans held for investment less interest expense on securitization bond financing).

     REDEMPTION OF SENIOR NOTES. In October 2003, we repaid the remaining $10.9 million of outstanding senior notes, which carried a 9.5% coupon and were due July 2004. As a result of the redemption, we strengthened our balance sheet by reducing our leverage, improved our income statement and debt service coverage by lowering our annual interest expense. Our capital structure was simplified in connection with the redemption, as holders of outstanding warrants to purchase shares of our common stock exercised those warrants, purchasing approximately 862,403 shares of our common stock.

     REVERSAL OF DEFERRED TAX ALLOWANCE. At September 30, 2003, we reversed a valuation allowance that we had maintained against our deferred net tax asset. As a result, we recorded an income tax benefit of $30.2 million in the third quarter of 2003 and began recording an effective income tax rate of 39% in our statement of operations. At December 31, 2003, we had a net deferred tax asset of $31.2 million, which we expect to utilize over the next several years.

     SALE OF EXCESS CASH FLOW CERTIFICATES. In August 2003, we sold three of our excess cashflow certificates, which had a $10.0 million carrying value in the aggregate, for $10.2 million in cash. We recorded a $0.2 million gain on the sale of these excess cashflow certificates.

     LISTING ON THE AMERICAN STOCK EXCHANGE. On May 14, 2003, we began trading on the American Stock Exchange under the ticker "DFC." Previously, our stock was traded on the OTC Bulletin Board after being de-listed from the New York Stock Exchange in May 2001.

     GENERAL INFORMATION

     We were incorporated in 1996 as a Delaware corporation. Our corporate offices are located at 1000 Woodbury Road, Woodbury, New York 11797, and we can be contacted at (516) 364-8500 or through our Internet web site at http://www.deltafinancial.com.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

         The following summary consolidated financial data for each of the years ended December 31, 2003, 2002, 2001, 2000 and 1999 have been derived from our audited consolidated financial statements, which were audited by KPMG LLP, independent auditors, and in the case of the financial statements, for each of the three years in the period ended December 31, 2003, are included elsewhere in this prospectus. Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. Some amounts reflected below for the years ended December 31, 2002, 2001, 2000 and 1999 have been reclassified to conform to the presentations for the year ended December 31, 2003. See Note 5 to Consolidated Financial Statements - "Financial Statement Reclassifications." You should read this table in conjunction with our audited consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                              AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                    ---------------------------------------------------------
                                                      1999       2000         2001        2002        2003
                                                     -------   ---------    ---------   --------    --------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues:
      Net gain on sale of mortgage loans........    $ 86,466     $ 52,574    $ 38,326    $ 57,974    $ 94,782
      Interest income...........................      19,127       15,594      11,158      11,803      12,418
      Excess cashflow certificate income(1).....      18,214       32,554      11,774       1,973       2,323
      Impairment of excess cashflow
         certificates(2)........................      (6,300)     (15,861)    (19,676)     (2,085)         --
      Gain(loss) on sale of excess cashflow
         certificates(3)........................          --           --    (25,402)          --         220
      Servicing fees(4).........................      16,341       14,191       2,983          --          --
      Other income(5)...........................         768        3,069         188       1,281         425
                                                     -------    ---------   ---------    --------    --------
           Total revenues.......................     134,616      102,121      19,351      70,946     110,168

 Expenses:
      Payroll and related costs ................      45,881       40,363      29,867      27,120      39,147
      Interest expense(1).......................      26,656       30,386      16,132       5,273       5,509
      General and administrative(4).............      54,350       44,378      48,333      22,685      23,460
      Capitalized mortgage servicing
         impairment(6)..........................          --       38,237          --          --          --
      Restructuring and other special
         charges(1)(7)..........................          --       11,382       2,678          --          --
      Extinguishment of debt(1).................          --           --      19,255          --          --
                                                     -------    ---------   ---------    --------    --------
            Total expenses......................     126,887      164,746     116,265      55,078      68,116

 Income(loss) before income tax expense
         (benefit) .............................       7,729      (62,625)    (96,914)     15,868      42,052
  Provision for income tax expense (benefit)(8).       3,053      (13,208)      2,876      (1,769)    (25,354)
                                                     -------    ---------   ---------    --------    --------
    Net income (loss)...........................     $ 4,676    $ (49,417)  $ (99,790)   $ 17,637    $ 67,406
                                                     =======    =========   =========    ========    ========

Basic earnings per share:
Net income (loss) per share.....................      $ 0.30     $  (3.11)    $ (6.28)   $   1.11      $ 4.05

Basic weighted average number of
         shares outstanding.....................  15,511,214   15,883,749  15,883,749  15,894,913  16,308,561

Diluted earnings per share(9):

Net income (loss) per share.....................      $ 0.30      $ (3.11)    $ (6.28)     $ 1.04      $ 3.59

Diluted weighted average number of
         shares outstanding(10).................  15,512,457   15,883,749  15,883,749  16,971,028  18,407,249

         (1) In August 2001, we completed an exchange offer with the holders of a majority of our senior notes in which we extinguished $139.2 million of senior notes in exchange for granting a pro rata interest in most of our excess cashflow certificates held at that time and approximately 139,156 shares of our Series A preferred stock, which accrue dividends at a rate of 10% per annum. See "Business-Corporate Restructuring, Debt Modification and Debt Restructuring."

         (2) Write-down of the fair value due to changes in underlying assumptions.

         (3) In March 2001, we sold five excess cashflow certificates with a carrying value of $40.4 million for $15.0 million, resulting in a loss of $25.4 million. In August 2003, we sold three excess cashflow certificates with a carrying value of $10.0 million for $10.2 million, resulting in a gain of $0.2 million.

         (4) In May 2001, we transferred our servicing to Ocwen FSB. We no longer record servicing revenues and servicing-related expenses.

         (5) In July 2000, we received $2.1 million in connection with the sale of one of our domain names.

         (6) In the fourth quarter of 2000, we incurred a charge of $38.2 million relating to the write-down of our capitalized mortgage servicing rights based upon our realization, in connection with the bidding process that led to our transfer of servicing to Ocwen FSB, that we could not sell our existing loan servicing portfolio for our book value. We no longer record servicing revenues and servicing-related expenses.

         (7) In 2000, we incurred charges of $11.4 million relating to (i) a $1.6 million write-down of other servicing-related receivables, (ii) $3.1 million of debt modification charges primarily related to professional fees associated with our December 2000 exchange offer, and (iii) $6.7 million of charges related to our restructuring of our operations. In 2001, we incurred charges of $2.7 million in restructuring and other special charges primarily relating to professional fees incurred in connection with our August 2001 exchange offer, our disposition of loan origination branches and severance costs associated with closing our servicing operation.

         (8) In September 2003, we reversed a valuation allowance that we had established in 2000 against our deferred tax asset. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Deferred Tax Asset."

         (9) For 2001 and 2000, stock options of approximately 23,000 and 37,000 were excluded from the calculation of diluted earnings per share because their effect was antidilutive.

         (10)The diluted number of shares increased in 2002 and 2003 due to the impact of the increase of our common stock price on the treasury method employed to calculate the dilutive effect of employee stock options and warrants.

                                                                AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                        ------------------------------------------------------------
                                                         1999        2000         2001          2002          2003
                                                        -------    ---------    ---------     --------      --------
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
  Loans held for sale, net........................     $ 89,036     $ 82,698     $ 94,407     $ 33,984     $ 190,801
  Capitalized mortgage servicing rights(1)........       45,927           --           --           --            --
  Excess cashflow certificates, net(2)............      224,659      216,907       16,765       24,565        19,853
  Deferred tax asset, net(3)......................           --        5,600        5,600        5,600        31,184
  Total assets....................................      556,835      452,697      133,806       73,544       256,991
  Warehouse financing(4)..........................       94,688       74,935       80,877       13,757       144,826
  Senior notes(2)(5)..............................      149,474      149,571       10,844       10,844            --
  Investor payable(1).............................       82,204       69,489           --           --            --
  Deferred tax liability, net.....................       10,411           --           --           --            --
  Total liabilities...............................      409,694      354,973      121,956       44,047       161,038
Series A preferred stock(2).......................           --           --       13,916       13,916        13,916
  Stockholders' equity............................    $ 147,141     $ 97,724     $ 11,850     $ 29,497      $ 95,953

     (1) In the fourth quarter of 2000, we incurred a charge of $38.2 million relating to the write-down of our capitalized mortgage servicing rights based upon our realization, in connection with the bidding process that led to our transfer of servicing to Ocwen FSB, that we could not sell our existing loan servicing portfolio for our book value. In May 2001, we transferred our servicing to Ocwen FSB. We no longer record servicing revenues and servicing-related expenses.

     (2) In August 2001, we completed an exchange offer with the holders of a majority of our senior notes in which we extinguished $139.2 million of senior notes in exchange for granting a pro rata interest in most of our excess cashflow certificates held at that time and approximately 139,156 shares of our Series A preferred stock, which accrue dividends at a rate of 10% per annum.

     (3) In September 2003, we reversed a valuation allowance that we had established in 2000 against our deferred tax asset. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Deferred Tax Asset."

     (4) In 1999, our bank syndicate credit facility included borrowing against our service-related receivables, which was a $25.0 million sub-facility.

     (5) In October 2003, we redeemed at par all of our remaining outstanding senior notes.

                                                                     AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                            1999           2000         2001         2002          2003
                                                         -----------    ---------    ---------    ---------     -----------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
      Broker originations..........................        $ 890,822    $ 603,616    $ 345,916    $ 534,999      $1,005,484
      Number of wholesale loan originations........           10,541        8,164        4,365        4,611           6,087
      Retail originations..........................          319,227      260,388      275,799      337,191         707,253
      Number of retail loan originations...........            4,664        3,895        3,350        3,466           6,309
      Correspondent loans purchased(1).............          261,289       69,434           --           --              --
      Number of correspondent loans purchased(1)...            3,397          924           --           --              --
      Total mortgage loans originated and purchased        1,471,338      933,438      621,715      872,190       1,712,737
      Number of loans originated and purchased ....           18,602       12,983        7,715        8,077          12,396
      Average principal balance per loan...........         $ 79,096     $ 71,897     $ 80,585    $ 107,984       $ 138,169

      Weighted average coupon rate.................            10.4%        11.4%        10.5%         9.4%            8.1%
      Weighted average credit score................              607          596          606          613             627
      Combined weighted average initial LTV........            73.7%        72.7%        74.2%        76.5%           76.4%
      Percent of loans with prepayment penalty.....            80.0%        79.7%        79.6%        80.6%           80.1%
      Percent fixed-rate mortgages.................            82.1%        75.1%        76.7%        71.8%           77.1%

      Total securitizations........................      $ 1,454,962    $ 880,038    $ 345,000    $ 819,039     $ 1,495,183
         Average gain on securitizations...........             5.9%         5.7%         7.9%         6.5%            6.2%
      Whole loan sales.............................               --       58,321      261,110      103,018          42,417
         Average gain on whole loan sales..........               --         4.8%         4.3%         4.4%            5.0%

      Total number of employees....................            1,134          851          609          695             912

(1)      We discontinued our correspondent operations in July 2000.

                                                                   AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                              1999         2000        2001         2002          2003
                                                            --------     --------    --------     --------      --------
                                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
RATIOS:

      Average equity to average assets.............            27.4%        24.3%        18.7%        19.9%        38.0%
      Return on average equity.....................             3.3%      (40.4%)     (182.1%)        85.3%       107.5%
      Return on average assets.....................             0.9%       (9.8%)      (34.0%)        17.0%        40.8%
      Common stock book value per basic share(1)...           $ 9.26       $ 6.15     $ (0.13)       $ 0.98       $ 4.85
      Assets to equity.............................           378.4%       463.2%      1129.2%       249.3%       267.8%
      Debt to equity(2)............................           111.3%       167.1%       165.4%        45.6%         2.5%

(1) Excludes the Series A preferred stock.

(2) Debt includes senior notes and other borrowings, but excludes warehouse financings. Equity includes both common and preferred equity.

                                  RISK FACTORS

         YOU SHOULD CONSIDER CAREFULLY THE RISKS AND UNCERTAINTIES DESCRIBED BELOW, TOGETHER WITH THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS. INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. ANY OF THE FOLLOWING RISKS COULD HARM OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS AND COULD RESULT IN A COMPLETE LOSS OF YOUR INVESTMENT. SEE "FORWARD LOOKING STATEMENTS."

RISKS RELATED TO OUR BUSINESS OPERATIONS

         IN THE PAST, WE HAVE OPERATED ON A NEGATIVE CASH FLOW BASIS. WE CANNOT ASSURE YOU THAT WE WILL HAVE SUFFICIENT CAPITAL RESOURCES TO SATISFY OUR FIXED OBLIGATIONS AND FUND OUR OPERATIONS.

         We require substantial amounts of cash to fund our loan originations and operations. In the past, during the years 2000 and 2001, we generally operated on a negative cash flow basis. Over the past several quarters, we have been able to generate cash from our securitizations and loan sales to offset our current costs, mainly due to our growing loan production and a favorable interest rate environment. We cannot assure you, however, that the fixed income market will remain favorable. If it does not, our cash flow could be negatively impacted. Furthermore, we cannot assure you that we will be able to continue to originate a sufficient number of loans to generate enough cash from securitization and loan sales to offset our costs in the future.

         In addition, we cannot assure you that we will continue to generate positive cash flow in future periods, or at all, or that we will have sufficient working capital to fund our operations, the cost structure of which includes substantial fixed costs. If we do not have sufficient working capital, we may need to reduce the scope of our operations and may not be able to satisfy our obligations as they become due, which would harm our business.

         OUR PREVIOUS FINANCIAL STATEMENTS ARE NOT INDICATIVE OF OUR FUTURE FINANCIAL RESULTS.

         In March 2004, we began using a new securitization structure that we record as on-balance sheet financing. This structure recognizes the related revenue as net interest income received over the life of the securitized loans. In contrast, our prior securitization structures required us to record virtually all of the income received upfront as a gain on sale of mortgage loans. We plan to continue to utilize this new securitization structure, which eliminates gain-on-sale accounting treatment, and to account for all of our future securitization transactions as financings. As a result, income that would have otherwise been recognized upfront in 2004 at the time of a securitization will now be recognized over the life of the loans.

         In addition, at September 30, 2003, we reversed a valuation allowance that we had established in 2000 against a deferred tax asset of $31.2 million recorded on our financial statements. The reversal of the valuation allowance had significant effects on our financial statements, particularly our recognition of additional income equal to the amount of the valuation allowance reversal in the third quarter of 2003. In the future, our financial statements will reflect an effective income tax rate of 39%, which is a higher effective rate than the rate we reflected from the time that we established the valuation allowance to the time that we reversed it.

         As a result of these changes, our results of operations will be recorded on a basis that is substantially different from prior years. Therefore, we expect to record losses for the year ending 2004 until we are able to build our loan portfolio to a size that generates sufficient net interest income to offset our operating expenses. Accordingly, our financial statements from prior years will be of limited use to you in evaluating our performance in future periods.

         WE DEPEND PRIMARILY ON INDEPENDENT MORTGAGE BROKERS FOR THE ORIGINATION OF OUR WHOLESALE MORTGAGE LOANS.

         Independent mortgage brokers produce the majority of our loan production. These independent mortgage brokers have relationships with multiple lenders and are not obligated by contract or otherwise to do business with us. For the twelve months ended December 31, 2003, 59% of our loan originations were originated through approximately 1,700 independent brokers. We compete with these other lenders for the independent brokers' business on the basis of pricing, service, loan fees, costs and other factors. Competition from other lenders could harm the volume and pricing of our wholesale loans, which could reduce our loan production.

         INTENSE COMPETITION IN THE NON-CONFORMING MORTGAGE LOAN INDUSTRY MAY RESULT IN REDUCED LOAN PRODUCTION, REDUCED NET INCOME OR IN REVISED UNDERWRITING STANDARDS WHICH COULD HARM OUR BUSINESS.

         As an originator of mortgage loans, we face intense competition, primarily from diversified consumer financial companies and other diversified financial institutions, mortgage banking companies, commercial banks, credit unions, savings and loans, mortgage REITs and finance companies. Compared to us, many of these competitors are substantially larger than we are, have greater access to capital at a lower cost than we do, have substantially greater resources than we do and have a more established market presence than we have. In addition, we have experienced increased competition over the Internet, where barriers to entry are relatively low. Competition can take many forms, including lower interest rates and costs to the borrower, less stringent underwriting standards, convenience in obtaining a loan, customer service, the amount and term of a loan and more desirable or effective marketing and distribution channels. Furthermore, the entrance of additional competitors into our market could adversely affect the overall execution of our securitizations as well as reduce the gains that we may be realize in future loan sales. In addition, efficiencies in the asset-backed market have generally created a desire for even larger transactions, giving companies with greater volumes of originations a competitive advantage.

         If our competitors increase their marketing efforts, we may be forced to reduce the rates and fees we currently charge or change our underwriting guidelines in order to maintain and expand our market share. Any reduction in our rates or fees, or any change to our underwriting guidelines, could harm our business.

         WE ARE SUBJECT TO LOSSES DUE TO FRAUDULENT AND NEGLIGENT ACTS ON THE PART OF LOAN APPLICANTS, MORTGAGE BROKERS, OTHER VENDORS AND OUR EMPLOYEES.

         At the time we originate mortgage loans, we rely heavily upon information supplied to us by third parties, including the information contained in the loan application, property appraisal, title information and employment and income documentation. If any of this information is intentionally or negligently misrepresented and we do not detect misrepresentation prior to funding of the loan, the value of the loan may be significantly lower than expected. Whether any misrepresentation or fraudulent act is made by the loan applicant, the mortgage broker, another third party or one of our employees, we may bear the risk of loss. A loan subject to such misrepresentation or fraud is typically unsaleable or subject to repurchase by us if it is sold by us prior to detection of the misrepresentation or fraud. Even though we may have rights against persons and entities who made or knew about the misrepresentation or fraudulent act, these persons and entities are often difficult to locate, making it difficult to collect any monetary losses we may have suffered.

         We have controls and processes that are designed to help us identify misrepresentations from our borrowers and brokers. However, we cannot assure you that we have detected or will detect all misrepresentations or fraud in our loan originations. If we were to experience a significant number of these problems, our business would be harmed.

         WE MAY BE REQUIRED TO REPURCHASE MORTGAGE LOANS OR INDEMNIFY INVESTORS IF WE BREACH REPRESENTATIONS AND WARRANTIES IN OUR MORTGAGE LOAN SALES AGREEMENTS, WHICH COULD HARM OUR BUSINESS.

         In connection with the sale and securitization of our loans, we are required to make customary representations and warranties regarding our company and the loans. We are subject to these representations and warranties for the life of the loans and they relate to, among other things:

o     compliance with laws;

o     regulations and underwriting standards;

o     the accuracy of information in the loan documents and loan files; and

o     the characteristics and enforceability of the loans.

      A loan that does not comply with these representations and warranties may be unsaleable or saleable only at a discount. If the loan is sold before we detect non-compliance with these requirements, we may be obligated to repurchase the loan and bear any associated loss, or we may be obligated to indemnify the purchaser against that loss. We believe that we have qualified personnel and have established controls to help ensure that all loans will be originated to the market's requirements; however, we cannot provide any assurance that we will succeed in doing so. We seek to minimize losses from defective loans by correcting flaws if possible and then selling or re-selling these loans. We also create allowances to provide for defective loans in our financial statements. We cannot provide any assurance that losses associated with defective loans will not harm our business, or that the allowances in our financial statements will be sufficient to reflect the actual losses that we may incur.

         WE DEPEND ON KEY PERSONNEL AND THE CONTINUED ABILITY TO ATTRACT AND RETAIN QUALIFIED EMPLOYEES, THE LOSS OF WHICH COULD DISRUPT OUR OPERATIONS AND RESULT IN REDUCED REVENUES.

         The success of our operations depends on the continued employment of our senior management. If key members of our senior management were unable to perform their duties or were to leave our company, we may not be able to find capable replacements, which could disrupt operations and result in reduced revenues. We have entered into employment and non-competition agreements with some members of our senior management; however, these individuals may leave us or compete against us in the future. In addition, a court might not enforce the non-competition provisions of these agreements.

         Even if we retain our current employees, our management must continually recruit talented professionals in order to grow our business. These professionals must have skills in business strategy, marketing, sales and finance. Moreover, we depend, in large part, upon our wholesale account executives and retail loan officers to attract borrowers by, among other things, developing relationships with financial institutions, other mortgage companies and brokers, real estate agents, borrowers and others. The market for these skilled professionals is highly competitive and may lead to increased hiring and retention costs. An inability to attract, motivate and retain qualified professionals could disrupt our operations and limit our growth.

         ANY DISRUPTION TO OUR CLICK AND CLOSE(R) SYSTEM COULD DISRUPT OUR OPERATIONS, EXPOSE US TO LITIGATION AND REQUIRE EXPENSIVE INVESTMENTS IN ALTERNATIVE TECHNOLOGY.

         We are highly dependent upon our Click and Close(R) proprietary software to originate our mortgage loans. Any disruption to this software would substantially curtail our ability to originate new loans. The costs to replace this system may be extremely large.

         Despite our efforts to maintain Internet security, we may not be able to stop unauthorized attempts to gain access to, or disrupt communications with, our brokers and our customers. Specifically, computer viruses, break-ins and other disruptions could lead to interruptions, delays, loss of data or the inability to accept and confirm the receipt of information. Any of these events could substantially damage our reputation. We cannot assure you that our current technology or future advances in this technology or other developments will be able to prevent security breaches. We may need to incur significant costs or other resources to protect against the threat of security breaches or to alleviate problems caused by these breaches.

         Because our activities involve the storage and transmission of proprietary information, such as a borrower's personal financial information, if a third-party were able to steal a customer's confidential information, we could be subject to claims, litigation or other potential liabilities that could cause our expenses to increase substantially. In addition to purposeful security breaches, the inadvertent transmission of computer viruses could expose us to litigation or a significant loss of revenue.

         THE SUCCESS, GROWTH AND COMPETITIVENESS OF OUR BUSINESS WILL DEPEND UPON OUR ABILITY TO ADAPT TO AND IMPLEMENT TECHNOLOGICAL CHANGES.

         The intense competition in the non-conforming mortgage industry has led to rapid technological developments, evolving industry standards and frequent releases of new products and enhancements. As mortgage products are offered more widely through alternative distribution channels, such as the Internet, we may be required to make significant changes to our current wholesale and retail structure and information systems to compete effectively. The origination process is becoming more dependent upon technological advancement, such as the ability to process applications over the Internet, accept electronic signatures, provide process status updates instantly and other customer expected conveniences that are cost efficient to our process. Implementing this new technology and becoming proficient with it may also require significant capital expenditures. Our inability to continue enhancing our current Internet capabilities, or to adapt to other technological changes in the industry, could reduce our ability to compete.

         Risks Related to Our Financing Activities

         WE DEPEND ON THIRD-PARTY FINANCING SOURCES, WHICH IF UNAVAILABLE TO US IN THE FUTURE COULD HARM OUR BUSINESS.

         To accumulate loans for securitization or sale, we borrow money on a short-term basis through warehouse lines of credit. We have relied upon a limited number of lenders to provide the primary credit facilities for our loan originations. As of March 31, 2004, we had two warehouse facilities for this purpose, each from a different lender. One of these facilities is due to expire in March 2005, and the other is due to expire in October 2004. We may not be able to either renew or replace these warehouse facilities at their respective maturities at terms satisfactory to us or at all.

         Any failure to renew or obtain adequate funding under either warehouse financing facility or other financing arrangements, or any reduction in the size of, or increase in the cost of, these types of facilities, could harm our business. If we are not successful in maintaining adequate financing, we would not be able to hold a sufficient volume of loans pending securitization. As a result, we would have to curtail our loan origination activities or sell loans either through whole loan sales or in smaller securitizations, which could render our operations unprofitable.

         During volatile times in the capital markets, our access to warehouse and other financing has been severely limited. If we are unable to maintain adequate financing and other sources of capital are not available, we would be forced to suspend or curtail our operations, which would harm our business.

         OUR WAREHOUSE CREDIT FACILITIES CONTAIN COVENANTS THAT RESTRICT OUR OPERATIONS AND MAY INHIBIT OUR ABILITY TO GROW OUR BUSINESS AND INCREASE REVENUES.

         Our warehouse credit facilities contain restrictions and covenants that, among other things, require us to satisfy financial, asset quality and loan performance tests. If we fail to satisfy any of these covenants, we would be in default under these agreements and our lenders could elect to declare all amounts outstanding under the agreements to be immediately due and payable, enforce their interests against collateral pledged under these agreements and restrict our ability to make additional borrowings. These agreements also contain cross-default provisions, so that if a default occurs under any one agreement, the lenders under our other agreements could also declare a default.

         The covenants and restrictions in our warehouse credit facilities may restrict our ability to, among other things:

o   finance loans which do not have specified attributes;

o   reduce our liquidity below minimum levels; and

o   hold loans for longer than established time periods.


         These restrictions may interfere with our ability to enter into other financing arrangements or to engage in other business activities, which may harm our business.

         OUR WAREHOUSE FINANCING IS SUBJECT TO MARGIN CALLS BASED ON OUR LENDER'S OPINION OF THE VALUE OF OUR COLLATERAL. AN UNANTICIPATED MARGIN CALL COULD HARM OUR LIQUIDITY.

         The amount of financing we receive under our warehouse lines of credit depends in large part on our lender's valuation of the mortgage loans securing the financings. Each credit facility provides the lender the right, under some circumstances, to re-evaluate the loan collateral that secures our outstanding borrowings at any time. If the lender determines that the value of the collateral has decreased, the lender has the right to initiate a margin call. A margin call would require us to provide the lender with additional collateral or to repay a portion of our outstanding borrowings. Any margin call could force us to redeploy our assets in a manner which may not be favorable to us, and if we are not able to satisfy a margin call, could result in the loss of the related line of credit and a default under any other credit facility. Any loss of credit of this type could harm our business.

         OUR INABILITY TO REALIZE CASH PROCEEDS FROM LOAN SALES AND SECURITIZATIONS IN EXCESS OF THE LOAN ACQUISITION COST COULD HARM OUR FINANCIAL POSITION.


         We rely, and expect to continue to rely, significantly upon our ability to securitize our mortgage loans - and, to a lesser extent, premiums we receive on whole loan sales in excess of the outstanding principal balance of the loans
- to generate cash for repayment of our short-term credit and warehouse facilities and to finance mortgage loans for the remainder of each mortgage loan's life.

         We cannot assure you that we will be successful in securitizing mortgage loans that we accumulate in the future. Our ability to complete securitizations of our loans at favorable prices or at all will depend on a number of factors, including: conditions in the securities markets generally; conditions in the asset-backed securities market specifically; the availability of credit enhancement on acceptable economic terms or at all; and the performance of our portfolio of securitized loans.

         If we are unable to originate loans at a cost lower than the cash proceeds realized from loan sales, our results of operations, financial condition and business prospects could be harmed.

         WE TYPICALLY FINANCE BORROWERS WITH LOWER CREDIT RATINGS RELATIVE TO THOSE WHO WOULD OTHERWISE QUALIFY FOR PRIME MORTGAGE LOANS. THIS STRATEGY MAY HINDER OUR ABILITY TO OBTAIN FINANCING AND TO CONTINUE SECURITIZING LOANS OR SELLING LOANS ON ATTRACTIVE TERMS IN THE FUTURE.

         We market a significant portion of our loans to borrowers who are either unable or unwilling to obtain financing from traditional sources, such as commercial banks. This type of borrower is commonly referred to as a subprime or non-conforming borrower. Loans made to non-conforming borrowers may entail a higher risk of delinquency and loss than loans made to borrowers who use traditional financing sources. This fact may hinder our ability to obtain financing and to continue securitizing loans or sell loans on attractive terms in the future. A borrower's delinquency in making timely mortgage loan payment will interrupt the flow of projected interest income from the mortgage loans we hold and can ultimately lead to a borrower's loan default and a loss to us if the net realizable value of the real property securing the mortgage loan is insufficient to cover the principal and interest due on the loan. In addition, our cost of financing a delinquent or defaulted loan is generally higher than for a performing loan. We bear the risk of delinquency and default on loans beginning at the time of origination. We continue to bear this risk until we sell these loans and, thereafter, we continue to bear this risk if we sell the loans with a retained interest or if we securitize the loans. We also reacquire the risk of delinquency and default for loans that we are obligated to repurchase in connection with a securitization or a loan sale. Repurchase obligations are typically triggered in loan sale transactions if the first payment due to the buyer following the loan sale is made more than 30 days after it is due or in any sale or securitization if the loan is not in material compliance with the representations or warranties we provided in our sales documents. Higher than anticipated loan delinquencies, including underestimating the extent of losses that our loans may incur, could cause us to incur substantial loan repurchase obligations, limit our ability to sell or securitize additional loans and limit the cash flow from our securitizations.

         Historically, we have experienced higher rates of delinquency on loans made to these credit-impaired, non-conforming borrowers compared to delinquency rates experienced by banks on loans to borrowers who are not credit-impaired. While we use underwriting standards designed to mitigate the higher credit risk associated with lending to these non-conforming borrowers, our standards and procedures may not offer adequate protection against the risk of default.

         WE HAVE MONETIZED SOME OF OUR EXCESS CASHFLOW CERTIFICATES. OUR INABILITY TO DO SO IN THE FUTURE COULD HARM OUR BUSINESS.

         We have been able to monetize some of our existing excess cashflow certificates in 2000, 2001 and 2003 through a residual financing, a net interest margin transaction and outright sales. Each of these transactions has provided us with working capital to fund our operations. Any impairment of, or delay in, our ability to complete a sale, financing or securitization of our excess cashflow certificates, or our failure to do so upon terms favorable to us, could reduce the amount of cash available to us to fund our operations.

         Risks Related to Economic Factors, Market Conditions and Other Factors Beyond Our Control

         INTEREST RATE FLUCTUATIONS MAY REDUCE OUR LOAN ORIGINATION VOLUME, INCREASE OUR PREPAYMENT, DELINQUENCY, DEFAULT AND FORECLOSURE RATES, AND REDUCE THE VALUE OF AND INCOME FROM OUR LOANS.

         Our primary market risk is interest rate risk. Our profitability may be directly affected by the level of, and fluctuation in, interest rates, which affects our ability to earn a spread between interest received on our loans and the cost of our borrowings, which are tied to various interest rate swap maturities, commercial paper rates and LIBOR. Our profitability is likely to be harmed during any period of unexpected or rapid changes in interest rates. A substantial and sustained increase in interest rates could harm our ability to originate loans because refinancing an existing loan would be less attractive to the borrower, and qualifying for a purchase loan may be more difficult for the borrower.

         RISKS ASSOCIATED WITH INCREASED INTEREST RATES. Some of the risks we face relating to an increase in interest rates are:

o   reduced customer demand for our mortgage loan products;

o higher delinquency and default rates on the adjustable-rate mortgage loans that we hold;

o reduced profitability on future securitizations due to wider investor spread requirements or increased overcollateralization requirements for securities issued in securitizations;

o increased cost of funds on our warehouse lines of credit or other corporate borrowings, which may result in a reduced spread between the rate of interest we receive on loans and interest rates we must pay under our credit facilities; and

o   limited access to borrowings in the capital markets.

         RISKS ASSOCIATED WITH LOWER INTEREST RATES. A decline in market interest rates generally induces borrowers to refinance their loans, and could reduce our profitability. Because consumers in the United States have experienced a prolonged period of low interest rates, many borrowers have already refinanced their existing debt, which could reduce the pool of borrowers interested in our mortgage products. Prepayment levels in excess of our assumptions reduce the value of our securitization assets. A material decline in interest rates could increase the level of loan prepayments, which in turn could decrease the amount of collateral underlying our securitizations, and cause us to earn less income in connection with these loans. To the extent excess cash flow certificates have been capitalized on our financial statements, higher than anticipated rates of loan prepayments or losses could require us to write-down the value of these excess cash flow certificates, and reduce our earnings.

         RISKS ASSOCIATED WITH FLUCTUATING INTEREST RATES. Periods of unexpected or rapid changes in interest rates, and other volatility or uncertainty regarding interest rates, also can harm us by increasing the likelihood that asset-backed investors will demand higher than normal spreads to offset that volatility or uncertainty. In that event, the value of the excess cashflow certificates we receive in connection with a securitization would decrease.

         Fluctuating interest rates may affect the net interest income we earn, based upon the difference between the yield we receive on loans held pending sales and the interest paid by us for funds borrowed under our warehouse facilities. A change in interest rates would reduce the spread between the average coupon rate on fixed rate loans and the weighted average pass-through rate paid to investors for coupons issued in connection with a securitization. Although the average loan coupon rate is fixed at the time the loan is originated, the pass-through rate to investors in a securitization is not fixed until the pricing of the securitization, which occurs just prior to our sale of the loans to the securitization trust. Therefore, if the market rates required by investors increase prior to securitization of the loans, the spread between the average coupon rate on the loans and the pass-through rate to investors may be reduced or eliminated, which would reduce or eliminate our net interest income from our on-balance sheet loan portfolio.

         Fluctuating interest rates also may affect the excess cash flows we receive from our excess cashflow certificates. Most of our asset-backed securities are priced based on one-month LIBOR, but the collateral that backs these securities is comprised of mortgage loans with either fixed interest rates or "hybrid" interest rates - that is, fixed for the initial two or three years of the mortgage loan, and adjusting afterwards every six months thereafter. As a result, the cash flows that we receive from our excess cash flow certificates are dependent upon the interest rate environment. This is because "basis risk" exists between the assets and liabilities of the securitization trusts that we create. For example, in each of the securitizations that we issued in 2002 and 2003, the interest cost of the pass-through certificates sold to investors bears interest at a floating rate. As a result, each month the interest rate received by the certificate holders will adjust upwards or downwards as interest rates change. Therefore, as interest rates rise, the value of our excess cash flow certificates will fall, and as interest rates fall, the value of our excess cash flow certificates will rise. The loss in value of our excess cashflow certificates as a result of rising interest rates will reduce our cash flow and harm our profitability.

         OUR HEDGING STRATEGIES MAY NOT BE SUCCESSFUL IN MITIGATING OUR RISKS ASSOCIATED WITH INTEREST RATES.

         Although we may seek to mitigate or offset our exposure to interest rate risks by using various hedging strategies, including interest rate swaps and/or interest rate caps, these hedging strategies may not be effective and involve risk. There have been periods, and it is likely that there will be periods in the future, during which we will incur losses after accounting for our hedging strategies. The hedging strategies we select may not have the effect of reducing our interest rate risk. In addition, the nature and timing of our hedging transactions could actually increase our risk and losses. In addition, hedging strategies involve transaction costs and other costs. Our hedging strategies and the derivatives that we may use may not adequately mitigate or offset the risk of interest rate volatility, and our hedging transactions may result in losses.

         POTENTIAL CHANGES IN VALUATION OF EXCESS CASHFLOW CERTIFICATES WILL HARM OUR BUSINESS.

         As of December 31, 2003, our balance sheet reflected the fair value of excess cashflow certificates of $19.9 million. Realization of the estimated fair value of these excess cashflow certificates is subject to the prepayment and loss characteristics of the underlying loans and to the timing and ultimate realization of the stream of cashflow associated with those loans. As indicated above, a material prepayment or loss experience would impair the future cashflow of the excess cashflow certificates. If actual experience differs from the assumptions we used to determine the asset values, future cashflow and earnings could be harmed and we could be required to write-down the value of our excess cashflow certificates. We cannot assure you that our excess cashflow certificates will not experience significant prepayments or losses or whether, and in what amounts, we, may have to write-down the value of the excess cashflow certificates from our securitization transactions.

         OUR BUSINESS MAY BE HARMED BY ECONOMIC DIFFICULTIES IN THE EASTERN UNITED STATES, WHERE WE CONDUCT A SIGNIFICANT AMOUNT OF OUR BUSINESS.

         We lend primarily to borrowers that secure their obligations to us with real property located in the eastern half of the United States. Accordingly, an economic downturn in the eastern half of the United States could negatively impact our ability to meet our origination targets or harm the performance of our existing loan portfolio.

         AN ECONOMIC SLOWDOWN OR RECESSION COULD CAUSE US TO EXPERIENCE LOSSES, INCLUDING INCREASING DELINQUENCIES AND FORECLOSURES ON OUR LOANS.

         Periods of economic slowdown or recession may be accompanied by decreased demand for consumer credit, declining real estate values and an increased rate of delinquencies, defaults and foreclosures, and may harm our business. In the mortgage business, any material decline in real estate values reduces the ability of borrowers to use the equity in their homes to support borrowings and increases the loan-to-value ratios of loans we previously made. These factors weaken collateral coverage and increase the possibility of a loss on the loan if a borrower defaults on the loan. Delinquencies, foreclosures and losses on mortgage loans generally increase during economic slowdowns or recessions. However, delinquencies, foreclosures and losses on mortgage loans also have increased during periods of economic growth. As a result, we cannot assure you that any delinquencies, foreclosures and losses will not increase in the future.

         Because of our focus on non-conforming credit-impaired borrowers in the home equity loan market, the actual rates of delinquencies, foreclosures and losses on the loans we hold is likely to be higher under adverse economic conditions than delinquencies, foreclosures and losses currently experienced in the mortgage loan industry in general. Any sustained period of increased delinquencies, foreclosures, losses or increased costs could reduce our ability to sell, and could increase the cost of selling, loans through securitization or on a whole loan basis. Any sustained increase in delinquencies, defaults or foreclosures is likely to harm the pricing of our future loan sales and securitizations as well as our ability to finance our loan originations.

         GEOPOLITICAL RISKS MAY HARM OUR BUSINESS.

         Geopolitical risks, such as terrorist attacks in the United States and Europe, conflicts involving the United States or its allies, or military or trade disruptions, may harm our business. These types of events could cause, among other things, the delay or cancellation of plans to finance a mortgage with us on the part of our customers or potential customers. Any of these events could cause business and consumer confidence and spending to decrease further, resulting in increased volatility in the United States and worldwide financial markets and potentially an economic recession in the United States and internationally, which could harm our business.

         WE ARE EXPOSED TO CONTINGENT RISKS AND LIABILITIES RELATED TO ALL OF THE LOANS WE ORIGINATE.

         We have the following contingent risks with respect to loans that we originate and sell:

o We retain some degree of credit risk on all loans we originate or purchase during the period of time that we hold loans before sale or securitization. This credit risk includes the risk of borrower default, the risk of foreclosure and the risk that an increase in interest rates would result in a decline in the fair value of our loans to potential purchasers.

o Our securitizations generally require the use of the excess cashflow distributions related to the excess cashflow certificates to accelerate the amortization of the investor certificate principal balances relative to the amortization of the mortgage loans held by the trust, up to specified overcollateralization limits. The resulting overcollateralization serves as credit enhancement for the related securitization trust and, therefore, is available to absorb losses realized on loans held by that securitization trust. Generally, the form of credit enhancement agreement entered into in connection with securitization transactions contains limits on the delinquency, default and loss rates on the loans included in each securitization trust. If, at any measuring date, the delinquency, default or loss rate with respect to any trust exceeds the specified delinquency, default and loss rates, excess cashflow from the securitization trust, if any, would be used to fund the increased overcollateralization limit instead of being distributed to us as holders of the excess cashflow certificate, which would harm our cashflow.

o When we sell or finance mortgage loans, either through securitization or on a whole loan basis, we make standard representations and warranties regarding these loans and may be required to repurchase mortgage loans that are not in compliance with any of these representations and warranties.

         In the past, we also have sold loans and/or pools of loans directly to a network of commercial banks, savings and loans, insurance companies, pension funds and accredited investors. In general, we sold these pools of loans or individual loans with recourse, in which case we are obligated to repurchase any loan upon default and to acquire the related mortgaged property through a foreclosure sale, known as real estate owned, or REO, property. This obligation is subject to various terms and conditions, including, in some instances, a time limit. At December 31, 2003, we had reserved $1.1 million in potential losses against $1.8 million in aggregate principal amount of our loans subject to future repurchase should these loans become REO properties.

         A DECLINE IN THE QUALITY OF SERVICING COULD LOWER THE VALUE OF OUR EXCESS CASHFLOW CERTIFICATES AND OUR ABILITY TO SELL OR SECURITIZE LOANS.

         In May 2001, we transferred our servicing portfolio to Ocwen Federal Bank FSB. Poor servicing by Ocwen or any other third-party servicer who services the loans we originate could harm the value of our excess cashflow certificates and our ability to sell or securitize loans. Additionally, regulatory actions and class action lawsuits against these services could harm the value of our excess cash flow certificates and our ability to sell or securitize loans. Ocwen and several of its affiliates have been named as defendants in a number of purported class action lawsuits that challenge its servicing practices under applicable federal and state laws. In addition, according to its public filings, Ocwen and its affiliates maintain high levels of indebtedness. If Ocwen's operations are impaired as a result of litigation, governmental investigations, or its inability to repay its indebtedness when due, our profitability and operations may be harmed.

         AN INTERRUPTION IN OR BREACH OF OUR INFORMATION SYSTEMS MAY RESULT IN LOST BUSINESS.

         We rely heavily upon communications and information systems to conduct our business. As we implement our growth strategy and increase our volume of loan production, that reliance will increase. Any failure or interruption or breach in security of our information systems or the third-party information systems on which we rely could cause underwriting or other delays and could result in fewer loan applications being received, slower processing of applications and reduced efficiency in loan servicing. If we and the third-parties upon which we rely do not properly address these failures or interruptions, our business could be harmed.

RISKS RELATED TO LAWS, REGULATIONS AND LEGAL ACTIONS

         THE SCOPE OF OUR BUSINESS EXPOSES US TO RISKS OF NONCOMPLIANCE WITH AN INCREASING AND INCONSISTENT BODY OF COMPLEX LAWS AND REGULATIONS AT THE FEDERAL, STATE AND LOCAL LEVELS.

         We must comply with the laws and regulations, as well as judicial and administrative decisions, in all of the jurisdictions in which we are licensed to originate mortgage loans, as well as an extensive body of federal law and regulations. Moreover, our lending business is subject to extensive government regulation, supervision and licensing requirements by various state departments of banking or financial services, which may hinder our ability to operate profitably. Also, individual cities and counties have begun to enact laws that restrict non-conforming loan origination activities in those cities and counties. The laws and regulations of each of these jurisdictions are different, complex and, in some cases, in conflict with each other. As our operations grow, it may be more difficult to comprehensively identify, accurately interpret, properly program our technology systems and effectively train our personnel with respect to all of these laws and regulations. Our inability to properly manage regulatory compliance could increase our potential exposure to the risks of noncompliance with these laws and regulations.

         Our failure to comply with these laws may lead to:

o   civil and criminal liability, including potential monetary penalties;

o loss of state licenses or other approved statutes required for continued lending operations;

o legal defenses delaying or otherwise harming the servicer's ability to enforce loans, or giving the borrower the right to rescind or cancel the loan transaction;

o   demands for indemnification or loan repurchases from purchases of our loans;

o   class action lawsuits; or

o   administrative enforcement actions.


Any of these results could harm our business.

         In some cases, the restrictions and/or costs and risks associated with complying with applicable laws and regulations in a particular jurisdiction have been so onerous that we have elected not to lend in a particular state or municipality. In the particular states or municipalities where we continue to do business, compliance with a variety of potentially inconsistent federal, state and local laws has increased our compliance costs, as well as the risk of litigation or administrative action associated with complying with these proposed and enacted federal, state and local laws, particularly those aspects of proposed and enacted laws that contain subjective requirements, with which it may be difficult to ensure compliance. In addition, federal, state and local laws could impact over-collateralization requirements set by the rating agencies, which could decrease the cash proceeds we may receive from our securitizations. In some cases, rating agencies may refuse to rate securitization transactions that contain loans covered by laws that they determine create too much risk or uncertainty.

         IF WE DO NOT COMPLY WITH THE TRUTH IN LENDING ACT, AGGRIEVED BORROWERS COULD HAVE THE RIGHT TO RESCIND THEIR LOANS.

         The Truth in Lending Act, and Regulation Z contains disclosure requirements designed to provide consumers with uniform and understandable information regarding the terms and conditions of loans and credit transactions in order that consumers may compare proposed credit terms. The Truth in Lending Act also guarantees consumers a three-day right to cancel loan transactions described in the Act and imposes specific loan feature restrictions on some loans, including the type of loans that we originate. If we do not comply with these requirements, in addition to fines and penalties, aggrieved borrowers could have the right to rescind their loans or to demand, among other things, the return of finance charges and fees paid to us at the time of the loan.

         IF WE DO NOT COMPLY WITH REGULATION X UNDER THE REAL ESTATE SETTLEMENT PROCEDURES ACT, WE COULD BE SUBJECT TO SUBSTANTIAL FEES, AND POTENTIAL LIMITATIONS UPON FUTURE BUSINESS ACTIVITIES.

         We also are subject to the Real Estate Settlement Procedures Act and Regulation X under that act. These laws and regulations, which are administered by the Department of Housing and Urban Development, impose limits on the amount of funds a lender can require a borrower to deposit in any escrow account for the payment of taxes, insurance premiums or other charges; limits the fees which may be paid to third-parties; and imposes various disclosure requirements on the lender. If we do not comply with these requirements, we could be subject to substantial fines and potential limitations upon future business activities.

         THE INCREASING NUMBER OF FEDERAL, STATE AND LOCAL "ANTI-PREDATORY" LENDING LAWS MAY RESTRICT OUR ABILITY TO ORIGINATE, OR INCREASE OUR RISK OF LIABILITY WITH RESPECT TO, SOME TYPES OF MORTGAGE LOANS AND COULD INCREASE OUR COST OF DOING BUSINESS.

         In recent years, several federal, state and local laws, rules and regulations have been adopted, or are under consideration for adoption, that are intended to eliminate so-called "predatory" lending practices. These laws, rules and regulations impose restrictions on loans on which certain points and fees or the annual percentage rate, or APR, exceed specified amounts. Some of these restrictions expose lenders to risks of litigation and penalties no matter how carefully a loan is underwritten. In addition, an increasing number of these laws, rules and regulations seek to impose liability for violations on purchasers of loans, regardless of whether a purchaser knew of or participated in the violation. It is against our policy to engage in predatory lending practices.

         We have avoided originating loans that exceed the APR or "points and fees" thresholds of these laws, rules and regulations, because the companies that buy our loans and/or provide financing for our loan origination operations generally do not want to buy or finance those types of loans. The continued enactment of these laws, rules and regulations may prevent us from making these loans and may cause us to reduce the APR or the points and fees on loans that we do make. In addition, the difficulty of managing the risks presented by these laws, rules and regulations may decrease the availability of warehouse financing and the overall demand for non-conforming loans, making it difficult to fund, sell or securitize any of our loans. If we decide to relax our restrictions on loans subject to these laws, rules and regulations, we will be subject to greater risks for actual or perceived non-compliance with them. This could lead to demands for indemnification or loan repurchases from our lenders and loan purchasers, class action lawsuits, increased defenses to foreclosure of individual loans in default, individual claims for significant monetary damages and administrative enforcement actions. In any event, the growing number of these laws, rules and regulations will increase our cost of doing business as we are required to develop systems and procedures to ensure that we do not violate any aspect of these requirements.

         WE ARE NO LONGER ABLE TO RELY ON THE ALTERNATIVE MORTGAGE TRANSACTIONS PARITY ACT TO PREEMPT CERTAIN STATE LAW RESTRICTIONS ON PREPAYMENT PENALTIES, WHICH COULD HARM OUR BUSINESS.

         The value of a mortgage loan depends, in part, upon the expected period of time that the mortgage loan will be outstanding. If a borrower pays-off a mortgage loan in advance of this expected period, the holder of the mortgage loan does not realize the full value expected to be received from the loan. A prepayment penalty payable by a borrower who repays a loan earlier than expected helps offset the reduction in value resulting from the early pay-off. Consequently, the value of a mortgage loan is enhanced to the extent the loan includes a prepayment penalty, and a mortgage lender can offer a lower interest rate and/or lower loan fees on a loan which has a prepayment penalty. Prepayment penalties are an important feature to obtain value on the loans we originate.

         Several state laws restrict or prohibit prepayment penalties on mortgage loans, and we have relied on the federal Alternative Mortgage Transactions Parity Act, or the Parity Act, and related rules issued in the past by the Office of Thrift

Supervision, or the OTS, to preempt state limitations on prepayment penalties for certain types of loans. The Parity Act was enacted to extend to financial institutions, other than federally chartered depository institutions, the federal preemption that federally chartered depository institutions enjoy. However, in September 2002, the OTS released a new rule that reduced the scope of the Parity Act preemption. As a result, we are no longer able to rely on the Parity Act to preempt state restrictions on prepayment penalties. The effective date of the new rule, originally January 1, 2003, was subsequently extended by the OTS until July 1, 2003 in response to concerns from interested parties about the burdens associated with compliance. The elimination of this federal preemption has required us to comply with state restrictions on prepayment penalties. We believe that these restrictions prohibit us from charging any prepayment penalty in eight states and restrict the amount or duration of prepayment penalties that we may impose in an additional 14 states. This may place us at a competitive disadvantage relative to financial institutions that will continue to enjoy federal preemption of such state restrictions. These institutions will be able to charge prepayment penalties without regard to state restrictions and, as a result, may be able to offer loans with interest rates and loan fee structures that are more attractive than the interest rates and loan fee structures that we are able to offer. In addition, the lack of prepayment penalties on loans could harm our ability to complete securitizations and NIM transactions.

         Additionally, in a recent decision, the Appellate Division of the Superior Court of New Jersey determined that the Parity Act's preemption of state law was invalid and that the state laws precluding some lenders from imposing prepayment fees are applicable to loans made in New Jersey, including alternative mortgage transactions. Although this New Jersey decision is subject to appeal and may not be final, it could lead to litigation against us for loans we originated in the past in New Jersey relying on the Parity Act.

         WE ARE A DEFENDANT IN LITIGATION RELATING TO CONSUMER LENDING PRACTICES, INCLUDING CLASS ACTIONS, AND WE MAY NOT PREVAIL IN THESE MATTERS.


         We are a defendant in several class action lawsuits that are pending in courts in the states of New York and Illinois. These actions allege that we engaged in improper practices in connection with our origination of mortgage loans, including fraud, unjust enrichment and charging improper fees. These actions generally seek unspecified compensatory damages, punitive damages and the return of allegedly improperly collected fees. These actions are in relatively early stages of litigation and, as a result, it is difficult to predict how these matters will be ultimately determined. We believe that we have meritorious defenses to these actions, and we intend to vigorously defend these actions. However, an adverse judgment in any of these matters could require us to pay substantial amounts.

         CHANGES IN THE MORTGAGE INTEREST DEDUCTION COULD DECREASE OUR LOAN PRODUCTION AND HARM OUR BUSINESS.

         Members of Congress and government officials have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. The competitive advantages of tax deductible interest, when compared to alternative sources of financing, could be eliminated or seriously impaired by this change. Accordingly, the reduction or elimination of these tax benefits could reduce the demand for our mortgage loans.

         THE "DO NOT CALL REGISTRIES" ADMINISTERED BY FEDERAL AND STATE AUTHORITIES COULD REDUCE OUR LOAN PRODUCTION.

         To date, a substantial portion of our retail loans have been generated through telemarketing. The Federal Trade Commission, or FTC's, "Do Not Call Registries", and similar registries that various state authorities may now or in the future administer, have reduced, and in the future will continue to reduce, our ability to use telemarketing to generate retail leads and originate retail loans. In such an event, we may not be able to offset any loss of business through alternative means.

         WE HAVE BEEN, AND IN THE FUTURE MAY BE, SUBJECT TO VARIOUS SETTLEMENT AGREEMENTS ARISING FROM LEGAL ISSUES, AND WE MAY BE SUBJECT TO SUBSTANTIAL CLAIMS AND LEGAL EXPENSES IF WE DO NOT COMPLY WITH THESE AGREEMENTS, OR IF ALLEGATIONS ARE MADE THAT WE ARE NOT IN COMPLIANCE WITH THEM.

         The non-conforming mortgage market in which we operate has been the subject of significant scrutiny by various federal and state governmental agencies and legislators. In particular, in 1999, the lending practices we utilize were the subject of investigations by the New York State Banking Department, the Office of the Attorney General of the State of New York and The Department of Justice, or the DOJ. The investigations centered on our compliance with various federal and state laws. In September 1999 and March 2000, we entered into related settlement agreements with these regulatory agencies, joined by the Department of Housing and Urban Development and the FTC, which provided for changes to our lending practices on a prospective basis, and retrospective relief to some borrowers. If similar claims are made in the future, defending those claims may result in significant legal expenses to us, which will reduce our profitability. A finding against us, or any settlement we may enter into, may result in our payment of damages, which may be costly to us.

         WE MAY BE SUBJECT TO FINES OR OTHER PENALTIES BASED UPON THE CONDUCT OF OUR INDEPENDENT BROKERS.

         The mortgage brokers from whom we obtain loans have legal obligations to which they are subject. While these laws may not explicitly hold the originating lenders responsible for the legal violations of mortgage brokers, increasingly federal and state agencies have sought to impose liability upon assignees. For example, the FTC recently entered into a settlement agreement with a mortgage lender where the FTC characterized a broker that had placed all of its loan production with a single lender as the "agent" of the lender; the FTC imposed a fine on the lender in part because, as "principal," the lender was legally responsible for the mortgage broker's unfair and deceptive acts and practices. Moreover, in the past, the DOJ has sought to hold non-conforming mortgage lenders responsible for the pricing practices of their mortgage brokers, alleging that the mortgage lenders were directly responsible for the total fees and charges paid by the borrower under the Fair Housing Act even if the lenders neither dictated what the mortgage broker could charge nor kept the money for its own account. This was one of the DOJ's primary allegations against us at the time of our settlement with the DOJ. Accordingly, we may be subject to fines or other penalties in the future based upon the conduct of our independent mortgage brokers.

         REGULATORY ACTIONS AND/OR CLASS ACTIONS AGAINST SERVICERS WHO SERVICE THE LOANS WE ORIGINATE COULD LOWER THE VALUE OF OUR EXCESS CASHFLOW CERTIFICATES AND OUR ABILITY TO SELL OR SECURITIZE OUR LOANS.

         Federal agencies, including the FTC, the Department of Housing and Urban Development and the DOJ have recently investigated, and/or commenced regulatory actions against, several servicers who specialize in servicing non-conforming loans. Similarly, numerous class actions have been brought against servicers alleging improper servicing policies and procedures. Any regulatory actions and/or class actions of these kinds brought against any of the servicers who service the loans we originate could harm the value of our excess cashflow certificates and our ability to sell or securitize our loans.

         LEGAL ACTIONS ARE PENDING AGAINST US, INCLUDING CLASS ACTION LAWSUITS, WHICH IF SUCCESSFUL, COULD EXPOSE US TO SUBSTANTIAL LIABILITY.

         Because the nature of our business involves the collection of numerous accounts, the validity of liens and compliance with state and federal lending laws, we are subject to numerous claims and legal actions in the ordinary course of our business. Generally, we are subject to claims made against us by borrowers and investors arising from, among other things:

   o losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentation, error and omission by our employees, officers and agents;

   o   incomplete documentation; and

   o failure to comply with various laws and regulations applicable to our business.

         An adverse outcome in any potential litigation matters could subject us to significant monetary damages and legal fees, which could harm our business. While it is impossible to estimate with certainty the ultimate legal and financial liability with respect to claims and actions, regardless of the merits of a claim and regardless of the outcome, defending against these claims is expensive and time-consuming. In addition, these cases could divert management's attention from our business.

         We have been named in several lawsuits brought as class actions, alleging violations of various federal and state consumer protection laws, and have entered into settlement agreements with various governmental agencies following investigations of our lending practices. Defending these claims and any claims asserted in the future may result in significant legal expenses. A finding against us could result in the payment by us of damages, which may be costly.

RISKS RELATED TO OUR CAPITAL STRUCTURE

         WE ARE CONTROLLED BY PRINCIPAL STOCKHOLDERS, SOME OF WHOM ARE ALSO OUR MEMBERS OF OUR SENIOR MANAGEMENT, WHO MAY HAVE THE ABILITY TO INFLUENCE FUNDAMENTAL CORPORATE CHANGES IF THEY ACT IN CONCERT.

         As of March 31, 2004, our principal stockholders, members of the Miller family, beneficially owned approximately 62% of the outstanding shares of our common stock. Accordingly, if members of the Miller family were to act in concert, they would have the ability to exercise significant control over us with respect to matters submitted to a stockholder vote, including the approval of fundamental corporate transactions, such as mergers and acquisitions, consolidations and asset sales, and electing all members of our Board of Directors. As long as the Miller family controls such a substantial percentage of our shares, third parties may not be able to gain control of us through purchases of our common stock. In addition, members of the Miller family hold positions as executive officers of our company, including Chairman, Chief Executive Officer, Executive Vice President and General Counsel.

         OUR MANAGEMENT MAY HAVE BROAD DISCRETION IN THE APPLICATION OF THE NET PROCEEDS FROM ANY OFFERING, WHICH MAY INCREASE THE RISK THAT THE NET PROCEEDS WILL NOT BE APPLIED EFFECTIVELY.

         Our management may have broad discretion in determining how to use the net proceeds of any offering. Accordingly, we may spend or invest the net proceeds from an offering in ways which do not yield a favorable return. Because of the number and variability of factors that determine our use of the net proceeds from any offering, our ultimate use of the net proceeds might vary substantially from our planned uses.

         OUR STOCK PRICE IS VOLATILE.

         The trading price of our stock is volatile, and this volatility will likely continue in the future. Wide fluctuations in our trading price or volume can be caused by:

   o quarterly variations in our operating results, including as a result of our tendency to originate a lower volume of mortgages in the first quarter of each year;

   o   variations in the size and terms of our securitizations;

   o conditions in the real estate industry and in the asset-backed securities market;

   o announcements by significant investors of their intention to sell our shares;

   o investor perception of our company and the business that we are in generally;

   o announcements or implementation by us or our competitors of new products or services;

   o   financial estimates by securities analysts; and

   o   general economic and financial services market conditions.

         In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. If investor interest in financial services stocks declines, the price for our common stock could drop suddenly and significantly, even if our operating results are positive. Our common stock has historically traded at low volumes, which may increase the potential illiquidity of an investment in our common stock. If the trading volume of our common stock experiences significant changes, the price of our common stock could also be harmed. Furthermore, declines in the trading or price of our common stock could harm employee morale and retention, our access to capital and other aspects of our business.

         Our common stock commenced trading on the AMEX in May 2003. However, we cannot assure you that an active public trading market for our common stock will be sustained. If active trading in our common stock does not continue, the price that you may receive in connection with any sale of your shares may be substantially less than the offering price that you pay for them.

         WE MAY NEED ADDITIONAL CAPITAL, WHICH COULD DILUTE OUR STOCKHOLDERS OR IMPOSE BURDENSOME FINANCIAL RESTRICTIONS ON OUR BUSINESS.

         We may seek to raise additional funds through public or private debt or equity offerings. Additional equity financing may be dilutive to the holders of our common stock. If we obtain funds through a bank credit facility or by issuing debt securities or preferred shares, this indebtedness or preferred shares would have rights senior to the rights of holders of our common stock, and their terms could impose significant restrictions on our operations. If we need to raise additional funds, we may not be able to do so on favorable terms, or at all. If we cannot obtain adequate funds on acceptable terms, we may not be able to implement our business strategy as planned, or at all.

         FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD ADVERSELY AFFECT OUR STOCK PRICE.

         Future sales of shares of our common stock or the availability for future sale of shares of our common stock may reduce the market price of our common stock prevailing from time to time.

         Our current stockholders hold a substantial number of shares of our common stock, which they are able to sell in the public market today. Sales of these shares or the perception that these sales could occur, could harm the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. In addition, as of

March 31, 2004, we had approximately 2,228,300 shares of our common stock issuable upon exercise of options, approximately 844,495 of which were currently exercisable.

         WE HAVE IMPLEMENTED ANTI-TAKEOVER PROVISIONS WHICH COULD DISCOURAGE OR PREVENT A TAKEOVER, EVEN IF AN ACQUISITION WOULD BE BENEFICIAL TO OUR STOCKHOLDERS.

         Provisions of our certificate of incorporation and our bylaws could make it more difficult for a third-party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include:

   o establishing a classified Board of Directors of which approximately one-third of the members of the board are elected each year, and lengthening the time needed to elect a new majority of the board;

   o authorizing the issuance of "blank check" preferred stock that could be issued by our Board of Directors to increase the number of outstanding shares or change the balance of voting control and thwart a takeover attempt; and

   o prohibiting stockholder action by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders.

         We also are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. Subject to specified exceptions, this section provides that a corporation may not engage in any business combination with any interested stockholder during the three-year period following the time that such stockholder becomes an interested stockholder. This provision could have the effect of delaying or preventing a change in control of our company. These factors could also limit the price that investors or an acquirer might be willing to pay in the future for shares of our common stock.

         OUR COMMON STOCK RANKS JUNIOR TO OUR OUTSTANDING SHARES OF SERIES A PREFERRED STOCK.

         We currently have outstanding 139,156 shares of Series A preferred stock. These shares have an aggregate liquidation preference of $13.9 million. The common stock will rank junior to the Series A preferred stock in the event of a liquidation of our company. In addition, the terms of our Series A preferred stock impose restrictions upon our ability to declare dividends to the holders of our common stock. Although we intend to redeem the Series A preferred stock in June 2004, we cannot provide any assurance that we will succeed in doing so.

                                 USE OF PROCEEDS

         Currently, we intend to use the net proceeds from the sale of our common stock for working capital and general corporate purposes. General corporate purposes may include investments in mortgage loans, acquisitions of related businesses, other investments, capital expenditures, repayment of our warehouse lines, open additional and/or enlarge our existing retail offices, and any other purpose that we may specify in any prospectus supplement. We will not receive any proceeds from the sale of common stock by the selling stockholders.

         If we elect at the time of the issuance of our common stock to make different or more specific use of proceeds other than as described in this prospectus, we will describe the change in use of proceeds in the applicable prospectus supplement. Until we use the net proceeds from an offering for the above purposes, we will repay outstanding borrowings under our warehouse lines of credit, and/or may invest the funds in short-term, investment grade, interest-bearing securities. Our management may spend the proceeds from an offering in ways which our stockholders may not deem desirable.

                                 DIVIDEND POLICY

         Under the terms of our Series A preferred stock, we are currently obligated to pay to the holders semi-annual cumulative preferential dividends in cash at the rate of 10% per annum of the preference amounts. In addition, our Series A preferred stock limits our ability to pay dividends to holders of our common stock. We paid $1.4 million in preferred stock dividends in 2003, and did not pay any common stock dividends in 2003. We did not pay any dividends in 2002.

         We intend to redeem all of the shares of our Series A preferred stock in June 2004.

                           PRICE RANGE OF COMMON STOCK

         On May 14, 2003, our common stock began to trade on the American Stock Exchange under the symbol "DFC." Prior to that time, our common stock traded on the Over-the-Counter Bulletin Board, or the OTCBB, under the symbol "DLTO." The following table sets forth for the periods indicated the range of the high and low closing sales prices for our common stock.

          2004                                                HIGH       LOW
          ----                                                ----       ---
          First Quarter.................................     $11.05     $7.41
          Second Quarter (through April 26, 2004) ......       8.25      7.08

          2003                                                HIGH       LOW
          ----                                                ----       ---
          First Quarter ................................      $2.18     $1.15
          Second Quarter ...............................       8.15      2.10
          Third Quarter ................................       9.39      5.18
          Fourth Quarter ...............................       7.82      6.29

          2002                                                HIGH       LOW
          ----                                                ----       ---
          First Quarter ................................      $1.54     $0.85
          Second Quarter ...............................       2.76      0.91
          Third Quarter.................................       2.74      1.65
          Fourth Quarter ...............................       1.50      0.95


     On April 26, 2004, the last reported sale price of our common stock on the American Stock Exchange was $7.33 per share.

     As of March 31, 2004, we had 16,935,502 shares of common stock issued and outstanding, held by approximately 176 holders of record, including holders who are nominees for an indeterminate number of beneficial holders.

                             SELECTED FINANCIAL DATA

         The selected consolidated financial data presented below for each of the five years ended December 31, 2003 have been derived from our consolidated financial statements, which were audited by KPMG LLP, independent auditors. Operating results for any period are not necessarily indicative of the results for any future period. Some amounts reflected below for the years ended December 31, 2002, 2001, 2000 and 1999 have been reclassified to conform to the presentations for the year ended December 31, 2003. See Note 5 to Consolidated Financial Statements - "Financial Statement Reclassifications." The selected consolidated financial and operating data should be read in conjunction with "Managements' Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements and related notes, and is qualified in its entirety by the other financial information appearing elsewhere in this prospectus.

                                                            AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                 ---------- -----------------------------------------
                                                    1999           2000        2001           2002        2003
                                                 ----------    -----------  ----------     ----------  ----------
                                                              (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
   Revenues:
       Net gain on sale of mortgage loans......    $ 86,466      $ 52,574     $ 38,326      $ 57,974    $ 94,782
       Interest income.........................      19,127        15,594       11,158        11,803      12,418
       Excess cashflow certificate income(1)...      18,214        32,554       11,774         1,973       2,323
       Impairment of excess cashflow
          certificates(2)......................      (6,300)      (15,861)     (19,676)       (2,085)         --
       Gain(loss) on sale of excess cashflow
          certificates(3)......................          --            --      (25,402)           --         220
       Servicing fees(4).......................      16,341        14,191        2,983            --          --
       Other income(5).........................         768         3,069          188         1,281         425
                                                 ----------     ----------  ----------    ----------  ----------
            Total revenues.....................     134,616       102,121       19,351        70,946     110,168

  Expenses:
       Payroll and related costs ..............      45,881        40,363       29,867        27,120      39,147
       Interest expense(1).....................      26,656        30,386       16,132         5,273       5,509
       General and administrative(4)...........      54,350        44,378       48,333        22,685      23,460
       Capitalized mortgage servicing
          impairment(6)........................          --        38,237           --            --          --
       Restructuring and other special
          charges(1)(7)........................          --        11,382        2,678            --          --
       Extinguishment of debt(1)...............          --            --       19,255            --          --
                                                 ----------     ----------  ----------    ----------  ----------
             Total expenses....................     126,887       164,746      116,265        55,078      68,116

  Income (loss) before income tax expense
     (benefit) ................................       7,729       (62,625)    (96,914)        15,868      42,052
  Provision for income tax expense                    3,053       (13,208)       2,876        (1,769)    (25,354)
     (benefit)(8)..............................
                                                 ----------     ----------  ----------    ----------  ----------
       Net income (loss).......................     $ 4,676     $ (49,417)    $(99,790)     $ 17,637    $ 67,406
                                                 ==========     =========   ==========    ==========  ==========


 Basic earnings per share:
 Net income (loss) per share...................      $ 0.30       $ (3.11)     $ (6.28)       $ 1.11      $ 4.05

 Basic weighted average number of
     shares outstanding........................  15,511,214     15,883,749  15,883,749    15,894,913  16,308,561

 Diluted earnings per share(9):
 Net income (loss) per share...................      $ 0.30       $ (3.11)     $ (6.28)       $ 1.04      $ 3.59

 Diluted weighted average number of
     shares outstanding(10)....................  15,512,457    15,883,749   15,883,749    16,971,028  18,407,249

   (1) In August 2001, we completed an exchange offer with the holders of a majority of our senior notes in which we extinguished $139.2 million of senior notes in exchange for granting a pro rata interest in most of our excess cashflow certificates held at that time and approximately 139,156 shares of our Series A preferred stock, which accrue dividends at a rate of 10% per annum. See "Business-Corporate Restructuring, Debt Modification and Debt Restructuring."

   (2) Write-down of the fair value due to changes in underlying assumptions.

   (3) In March 2001, we sold five excess cashflow certificates with a carrying value of $40.4 million for $15.0 million, resulting in a loss of $25.4 million. In August 2003, we sold three excess cashflow certificates with a carrying value of $10.0 million for $10.2 million, resulting in a gain of $0.2 million.

   (4) In May 2001, we transferred our servicing to Ocwen FSB. We no longer record servicing revenues and servicing-related expenses.

   (5) In July 2000, we received $2.1 million in connection with the sale of one of our domain names.

   (6) In the fourth quarter of 2000, we incurred a charge of $38.2 million relating to the write-down of our capitalized mortgage servicing rights based upon our realization, in connection with the bidding process that led to our transfer of servicing to Ocwen FSB, that we could not sell our existing loan servicing portfolio for our book value. We no longer record servicing revenues and servicing-related expenses.

   (7) In 2000, we incurred charges of $11.4 million relating to (i) a $1.6 million write-down of other servicing-related receivables, (ii) $3.1 million of debt modification charges primarily related to professional fees associated with our December 2000 exchange offer, and (iii) $6.7 million of charges related to our restructuring of our operations. In 2001, we incurred charges of $2.7 million in restructuring and other special charges primarily relating to professional fees incurred in connection with our August 2001 exchange offer, our disposition of loan origination branches and severance costs associated with closing our servicing operation.

   (8) In September 2003, we reversed a valuation allowance that we had established in 2000 against our deferred tax asset. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Deferred Tax Asset."

   (9) For 2001 and 2000, stock options of approximately 23,000 and 37,000 were excluded from the calculation of diluted earnings per share because their effect was antidilutive.

   (10) The diluted number of shares increased in 2002 and 2003 due to the impact of the increase of our common stock price on the treasury method employed to calculate the dilutive effect of employee stock options and warrants.

                                                              AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------------------------
                                                      1999        2000         2001          2002          2003
                                                     -------    ---------    ---------     --------      --------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
  Loans held for sale, net.....................     $ 89,036     $ 82,698     $ 94,407     $ 33,984     $ 190,801
  Capitalized mortgage servicing rights(1).....       45,927           --           --           --            --
  Excess cashflow certificates, net(2).........      224,659      216,907       16,765       24,565        19,853
  Deferred tax asset, net(3)...................           --        5,600        5,600        5,600        31,184
  Total assets.................................      556,835      452,697      133,806       73,544       256,991
  Warehouse financing(4).......................       94,688       74,935       80,877       13,757       144,826
  Senior notes(2)(5)...........................      149,474      149,571       10,844       10,844            --
  Investor payable(1)..........................       82,204       69,489           --           --            --
  Deferred tax liability, net..................       10,411           --           --           --            --
  Total liabilities............................      409,694      354,973      121,956       44,047       161,038
Series A preferred stock(2)....................           --           --       13,916       13,916        13,916
  Stockholders' equity.........................    $ 147,141     $ 97,724     $ 11,850     $ 29,497     $  95,953

         (1) In the fourth quarter of 2000, we incurred a charge of $38.2 million relating to the write-down of our capitalized mortgage servicing rights based upon our realization, in connection with the bidding process that led to our transfer of servicing to Ocwen FSB, that we could not sell our existing loan servicing portfolio for our book value. In May 2001, we transferred our servicing to Ocwen FSB. We no longer record servicing revenues and servicing-related expenses.

         (2) In August 2001, we completed an exchange offer with the holders of a majority of our senior notes in which we extinguished $139.2 million of senior notes in exchange for granting a pro rata interest in most of our excess cashflow certificates held at that time and approximately 139,156 shares of our Series A preferred stock, which accrue dividends at a rate of 10% per annum.

         (3) In September 2003, we reversed a valuation allowance that we had established in 2000 against our deferred tax asset. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Deferred Tax Asset."

         (4) In 1999, our bank syndicate credit facility included borrowing against our service-related receivables, which was a $25.0 million sub-facility.

         (5) In October 2003, we redeemed at par all of our remaining outstanding senior notes.

                                                                     AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                        --------------------------------------------------------------------
                                                            1999         2000          2001         2002           2003
                                                        ------------  -----------  ------------  -----------   ------------
                                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
      Broker originations.........................         $ 890,822    $ 603,616    $ 345,916    $ 534,999      $1,005,484
      Number of wholesale loan originations.......            10,541        8,164        4,365        4,611           6,087
      Retail originations.........................           319,227      260,388      275,799      337,191         707,253
      Number of retail loan originations..........             4,664        3,895        3,350        3,466           6,309
      Correspondent loans purchased(1)............           261,289       69,434           --           --              --
      Number of correspondent loans purchased(1)..             3,397          924           --           --              --
      Total mortgage loans originated and purchased        1,471,338      933,438      621,715      872,190       1,712,737
      Number of loans originated and purchased ...            18,602       12,983        7,715        8,077          12,396
      Average principal balance per loan..........          $ 79,096     $ 71,897     $ 80,585    $ 107,984       $ 138,169

      Weighted average coupon rate................             10.4%        11.4%        10.5%         9.4%            8.1%
      Weighted average credit score...............               607          596          606          613             627
      Combined weighted average initial LTV.......             73.7%        72.7%        74.2%        76.5%           76.4%
      Percent of loans with prepayment penalty....             80.0%        79.7%        79.6%        80.6%           80.1%
      Percent fixed-rate mortgages................             82.1%        75.1%        76.7%        71.8%           77.1%

      Total securitizations.......................       $ 1,454,962    $ 830,038    $ 345,000    $ 819,039     $ 1,495,183
         Average gain on securitizations..........              5.9%         5.7%         7.9%         6.5%            6.2%
      Whole loan sales............................                --       58,321      261,110      103,018          42,417
         Average gain on whole loan sales.........                --         4.8%         4.3%         4.4%            5.0%

      Total number of employees...................             1,134          851          609          695             912

         (1) We discontinued our correspondent operations in July 2000.

                                                                       AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                                             1999         2000          2001         2002         2003
                                                           ---------   ---------     ---------    ---------    ---------
                                                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
RATIOS:
      Average equity to average assets............             27.4%        24.3%        18.7%        19.9%        38.0%
      Return on average equity....................              3.3%      (40.4%)     (182.1%)        85.3%       107.5%
      Return on average assets....................              0.9%       (9.8%)      (34.0%)        17.0%        40.8%
      Common stock book value per basic share(1)..            $ 9.26       $ 6.15     $ (0.13)       $ 0.98       $ 4.85
      Assets to equity............................            378.4%       463.2%      1129.2%       249.3%       267.8%
      Debt to equity(2)...........................            111.3%       167.1%       165.4%        45.6%         2.5%

         (1) Excludes the Series A preferred stock.

         (2) Debt includes senior notes and other borrowings, but excludes warehouse financings. Equity includes both common and preferred equity.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

         THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH OUR AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES SET FORTH ELSEWHERE IN THIS PROSPECTUS. SEE "FORWARD-LOOKING STATEMENTS."

GENERAL

     We are a specialty consumer finance company that originates, securitizes and sells (and, prior to May 2001, serviced) non-conforming mortgage loans. Our loans are primarily secured by first mortgages on one- to four-family residential properties. Throughout our 22-year operating history, we have focused on lending to individuals who generally do not satisfy the credit, documentation or other underwriting standards set by more traditional sources of mortgage credit, including those entities that make loans in compliance with conventional mortgage lending guidelines established by Fannie Mae and Freddie Mac. We make mortgage loans to these borrowers for purposes such as debt consolidation, refinancing, education and home improvements.

     Our mortgage business has two principal components. First, we make mortgage loans to individual borrowers, which is a cash and expense outlay for us, because our cost to originate a loan exceeds the fees we collect at the time we originate the loan. At the time we originate a loan, and prior to the time we securitize or sell the loan, we either finance the loan by borrowing under our warehouse lines of credit or self-fund it. Second, we securitize loans and sell our loans on a whole loan basis, and use the net proceeds from these transactions to repay from time to time our warehouse lines of credit and for working capital. We traditionally have structured our securitizations as sales, which requires us to record cash and non-cash revenues as gain on sale at the time the transactions are completed. We began structuring our securitizations as financings in 2004, which requires us to record revenues from these transactions over time. When we sell whole loans, we record the premiums received upon sale as revenue.

SUMMARY OF CRITICAL ACCOUNTING POLICIES

     EXCESS CASHFLOW CERTIFICATES. Our excess cashflow certificates primarily consist of the right to receive the future excess cash flows from pools of securitized mortgage loans in securitizations structured as off-balance sheet sales. These future excess cash flows generally consist of:

     o the positive difference between the interest paid on the underlying mortgage loans and the interest paid on the pass-through certificates sold to investors in the securitization which, when we sell net interest margin ("NIM") notes -- in a transaction occurring simultaneously with the underlying securitization -- is only received after the NIM notes are paid in full;

     o in most of our securitizations, prepayment penalties received from borrowers who pay off their loans generally within the first few years of the notes' terms (which, when we sell NIM notes, is only received after the NIM notes are paid in full); and

     o additional mortgage loans pledged as collateral in excess of the principal amount of certificates issued and outstanding; the "overcollateralization", or "O/C", is designed to provide additional assurance that the securities sold in the securitization will be paid according to their terms (and which we describe in greater detail under "-Securitizations").

     The excess cash flows we receive are highly dependent upon the interest rate environment, because "basis risk" exists between the securitization trust's assets and liabilities. For example, in each of the securitizations that we issued since 2002, the interest cost of the pass-through certificates sold to investors is indexed against the one-month LIBOR. As a result, the interest rate received by the pass-through certificate holders from the securitization trust each month may adjust upwards or downwards as the one-month LIBOR changes (liability) - while the majority of the underlying mortgage loans in the securitization trust have a fixed rate for at least two to three years (asset). As a result, as rates rise and fall, the amount of our excess cash flows will fall and rise, respectively, which in turn will increase or decrease the value of our excess cashflow certificates. Although we are not currently acquiring new excess cashflow certificates, we retain those that we acquired before we began to structure our securitizations as financings in 2004.

     In each of our securitizations in which we sold NIM note(s), we purchased an interest rate cap, which helps mitigate the basis risk for the approximate time that the NIM notes are anticipated to be outstanding.

     The accounting estimates we use to value excess cashflow certificates are a "critical accounting estimate" because they can materially affect our net income. The valuation of our excess cashflow certificates requires us to forecast interest rates, mortgage principal payments, prepayments and loan loss assumptions, each of which is highly uncertain and requires a high degree of judgment. The rate used to discount the projected cash flows is also critical in the valuation of our excess cashflow certificates. Management uses internal, historical mortgage loan performance data and published forward LIBOR curves to value future expected excess cash flows. We believe that the value of our excess cashflow certificates is fair, but can provide no assurance that future prepayment and loss experience, changes in LIBOR or changes in their required market discount rate will not require write-downs of our excess cashflow certificate assets. We have written-down the value of our excess cashflow certificates in the past. Write-downs would reduce our income in future periods. A more detailed discussion of our excess cashflow certificates can be found under "-Excess Cashflow Certificates, Net" below.

     ACCOUNTING FOR HEDGING ACTIVITIES. We do not use derivatives to speculate on interest rates. Rather, we use derivatives in conjunction with planned or existing balance sheet instruments in order to alter the performance characteristics of various instruments. Authorized applications may (a) offset some or all of the price or income effects of the associated instrument due to interest rate changes, or (b) be applied with the expectation that they will either enhance the yield or lower the costs that would otherwise be generated. Authorized derivatives are limited to those that trade with active secondary markets, such as interest rate swaps, interest rate caps and exchange-traded interest rate futures contracts.

     The relevant accounting guidance is the Financial Accounting Standard No. 133 (SFAS No. 133), "Accounting for Derivative Instruments and Hedging Activities." Although this statement became effective in January 2001, its implementation had no impact for us at that time, because we did not hedge during the years ended 2002 and 2001. For the year ended December 31, 2003, we recorded a small hedge gain.

     SFAS No. 133 calls for all derivatives to be recorded on the balance sheet at fair value. When used as hedges, special treatment may be permitted, but only if a hedging relationship is properly documented and qualifying criteria are satisfied. For derivative financial instruments not designated as hedging instruments, all gains or losses, whether realized or unrealized, are recognized in current period earnings.

     ACCOUNTING FOR INCOME TAXES. Significant management judgment is required in developing our provision for income taxes, including the determination of deferred tax assets and liabilities and any valuation allowances that might be required against the deferred tax asset. As of December 31, 2003, we have not recorded a valuation allowance on our deferred tax assets, due to management's belief that our operating income will more likely than not be sufficient to realize the benefit of these assets over time. The evaluation of the need for a valuation allowance takes into consideration our recent earnings history, current tax position and estimates of taxable income in the near term.

     Significant judgment is required in considering the relative impact of negative and positive evidence related to the ability to realize deferred tax assets. If our actual results differ from these estimates, we may be required to record a valuation allowance on our deferred tax assets, which could harm our consolidated financial condition and results of operations. We recognize all of our deferred tax assets if we believe, on a more likely than not basis, that all of the benefits of the carryforward losses and other deferred tax assets will be realized. Management believes that, based on the currently available evidence, it is more likely than not that we will realize the benefit from our deferred tax assets.

SECURITIZATIONS

     Securitizations, whether structured as off-balance sheet sales or on-balance sheet financings, effectively provide us with a source of long-term financing.

     In a securitization, we pool together loans, typically each quarter, and sell these loans to a newly-formed securitization trust, which is a qualified special purpose entity, or QSPE. These trusts are established for the limited purpose of buying our mortgage loans. We carry no contractual obligation related to these trusts or the loans sold to them, nor do we have any direct or contingent liability related to the trusts, except for the standard representations and warranties typically made as part of a sale of loans on a non-recourse basis. Furthermore, we provide no guarantees to investors with respect to the cash flow or performance of these trusts.

     The securitization trust raises cash to purchase the mortgage loans from us by selling securities to the public. These securities, known as "asset-backed pass-through securities," are secured, or backed, by the pool of mortgage loans purchased by the securitization trust from us. These asset-backed securities, or senior certificates, which are usually purchased by insurance companies, mutual funds and/or other institutional investors, represent senior interests in the cash flow from the mortgage loans in the trust.

     In our securitizations, the securitization trust issues senior certificates, which entitle their holders to receive the principal collected, including prepayments of principal, on the mortgage loans in the trust. In addition, holders receive a portion of the interest paid on the loans in the trust equal to the pass-through interest rate on the remaining principal balance of the pass-through certificates. Depending upon the structure, the securitization trust may also issue interest-only


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

certificates, which entitle the holders to receive payments of interest at a pre-determined rate over a fixed period of time. The securitization trust also issues a subordinate certificate or BIO certificate (referred to as an excess cashflow certificate), and a P certificate. Each month, the P certificate holder is entitled to receive prepayment penalties received from borrowers who payoff their loans early.

     For any monthly distribution, the holder of an excess cashflow certificate receives payments only after all required payments have been made on all the other securities issued by the securitization trust. In addition, before the holder of the excess cashflow certificate receives payments, cash flow from the excess cashflow certificates are applied in a "waterfall" manner as follows:

     o first, to cover any losses on the mortgage loans in the related mortgage loan pool, because the excess cashflow certificates are subordinate in right of payment to all other securities issued by the securitization trust;

     o second, to reimburse the bond insurer, if any, of the related series of pass-through certificates for amounts paid by or otherwise owing to that insurer;

     o third, to build or maintain the overcollateralization provision described below for that securitization trust at the required level by being applied as an accelerated payment of principal to the holders of the pass-through certificates of the related series;

     o fourth, to reimburse holders of the subordinated certificates of the related series of pass-through certificates for unpaid interest and for any losses previously allocated to those certificates; and

     o fifth, to pay interest on the related pass-through certificates that was not paid because of the imposition of a cap on their pass-through rates -- these payments are called "basis risk shortfall amounts."

     The overcollateralization provision is a credit enhancement that is designed to protect the securities sold to the securitization pass-through investors from credit losses, which arise principally from defaults on the underlying mortgage loans. In short, overcollateralization occurs when the amount of collateral (I.E., mortgage loans) owned by a securitization trust exceeds the aggregate amount of senior pass-through certificates. The O/C is created to absorb losses that the securitization trust may suffer, as loans are liquidated at a loss. Historically, we built up the O/C typically over the first 18 to 24 months of a securitization (with the specific timing depending upon the structure, amount of excess spread, and performance of the securitization), by utilizing the cash flows from the excess cashflow certificates to make additional payments of principal to the holders of the pass-through certificates until the required O/C level was reached. Beginning in our 2002 securitizations, and in each of our 2003 securitizations, we created the O/C by initially selling pass-through securities totaling approximately 98.5% of the total amount of mortgage loans sold to the trust. In doing so, we created the full amount of the O/C required by the trust at the time we completed the securitization, instead of over time. For example, if a securitization trust contains collateral of $100 million principal amount of mortgage loans, we sell approximately $98.5 million in senior pass-through certificates. Prior to our 2002 securitization transactions, we typically issued pass-through certificates for a par purchase price, or a slight discount to par - - with par representing the aggregate principal balance of the mortgage loans backing the asset-backed securities. For example, if a securitization trust contained collateral of $100 million of mortgage loans, we typically received close to $100 million in proceeds from the sales of these certificates, depending upon the structure we used for the securitization.

     The O/C is generally expressed as a percentage of the initial mortgage loan or collateral principal balance sold to the securitization trust. The required O/C is initially determined by either the rating agencies and/or the bond insurer, if any, using various factors, including:

     o characteristics of the mortgage loans sold to the trust, such as credit scores and loan-to-value ratios;

     o the amount of excess spread between the interest rate on the pool of mortgage loans sold to the securitization trust and the interest paid to the pass-through certificate holders, less the servicing fee, and other related expenses such as trustee fees and bond insurer fees, if any; and

     o the structure of the underlying securitization (e.g., issuing BBB-certificates creates greater credit enhancement in the securitization transaction, which generally results in a lower O/C).

     Our securitizations have typically required an O/C of between 1.05% and 3.0% of the initial mortgage loans sold to the securitization trust. The required O/C can increase or decrease throughout the life of the transaction depending upon subordination levels, delinquency and/or loss tests and is subject to minimums and maximums, as defined by the rating agencies and/or the bond insurer insuring the securitization. In our securitizations prior to 2002, after the O/C requirement was reached, the cash flows from the excess


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

cashflow certificates are then distributed to us as the holder of the excess cashflow certificates in accordance with the "waterfall" described above. Over time, if the cash collected during the periods exceeds the amount necessary to maintain the required O/C, all other required distributions have been made, and there is no shortfall in the related required O/C, the excess is paid to us as holder of the excess cashflow certificate.

     Each securitization trust has the benefit of either a financial guaranty insurance policy from a monoline insurance company or a senior-subordinated securitization structure, which helps ensure the timely payment of interest and the ultimate payment of principal of the credit-enhanced investor certificate, or both. This form of securitization is referred to as a "hybrid." In "senior-subordinated" structures, the senior certificate holders are protected from losses by subordinated certificates, which absorb these losses first. In addition to this credit enhancement, the excess cash flows that would otherwise be paid to the holder of the excess cashflow certificate are used when and if it subsequently becomes necessary to obtain or maintain required overcollateralization limits. Overcollateralization is used to absorb losses prior to making a claim on the financial guaranty insurance policy or the subordinated certificates.

     We began utilizing a new securitization structure in 2002, in which we completed a concurrent net interest margin, or NIM, transaction. In a NIM transaction, we sell the excess cashflow certificate and P certificate to a NIM trust, which is also a QSPE. The NIM trust, in turn, issues interest-bearing NIM note(s) and a NIM owner trust certificate. We sell the excess cashflow certificate and P certificate without recourse, except that we provide standard representations and warranties to the NIM trust. One or more investors purchase the NIM note(s) for a cash price and we receive the net proceeds of the sale of the note(s), together with the NIM owner trust certificate in consideration of our selling the excess cashflow certificate and P certificates to the NIM Trust.

     The NIM note(s) entitles the holder to be paid a specified interest rate, and further provides for all cash flow generated by the excess cashflow certificate and P certificate to be used to pay all principal and interest on the NIM note(s) until paid in full. This typically occurs approximately 22-25 months from the date the NIM note(s) were issued. The NIM owner trust certificate entitles us to all cash flow generated by the excess cashflow certificate and P certificate after the holder of the NIM note(s) has been paid in full. As such, for securitizations structured as off-balance sheet sales, we classify the NIM owner trust certificate on our balance sheet as an excess cashflow certificate and value the NIM owner trust certificate using the same assumptions that we utilize in valuing excess cashflow certificates.

     As part of a NIM transaction, we were required by the rating agencies, and the NIM structure itself, to "fully fund" the O/C at closing - - as opposed to having it build up over time as we had in past securitizations - - which is why we sold senior pass-through certificates totaling approximately 1.05% to 2.00% less than the collateral sold to the securitization trust. We use a portion of the net proceeds we receive from selling NIM note(s) to make up for the difference between (1) the principal amount of the mortgage loans sold, and (2) the proceeds from selling the senior pass-through certificates.

     NIM transactions have enabled us to generate positive upfront cash flow when we securitized our mortgage loans - I.E., the cash proceeds that we receive when the securitization and related NIM transaction close, net of funding the upfront overcollateralization, securitization and NIM costs, exceed our cost to originate the loans included in the transaction. These transactions have yielded cash proceeds in amounts comparable to, and in most cases higher than, whole loan sales.

     In the securitizations and related NIM transactions we completed in 2002 and 2003, the underlying securitization was structured as an off-balance sheet sale under SFAS No. 140. In these transactions, we recorded the net cash proceeds generated from the sale of the NIM notes as a component of our net gain on sale of mortgage loans. Under this structure, we also retained, and recorded as a component of our net gain on sale of mortgage loans, a relatively small excess cashflow certificate. We recorded this certificate at its estimated fair value, ranging from 0.0% to 1.0% of the securitized collateral. Conversely, beginning with our 2004 securitizations (in which the securitization will be structured as an on-balance sheet financing), no gain on sale will be recorded, but rather the amount of the NIM notes will be recorded as a liability on our balance sheet. In short, structuring the underlying securitization as either an off-balance sheet sale or an on-balance sheet financing does not change the overall economics of the transaction; rather, it changes the timing of income recognition and how it is recorded on our financial statements in accordance with SFAS No. 140. However, the use of portfolio-based accounting structures will result in differences in our future expected results of operations as compared to historic results.

     OFF-BALANCE SHEET SECURITIZATIONS. Through the end of 2003, we have structured our securitizations as off-balance sheet transactions. Accordingly, under SFAS No. 140, we have recorded a gain on sale of mortgage loans upon completion of each such securitization. For example, in each of the four securitizations that we issued in 2003, we derived, and recorded as revenue, the following economic interests:

     o we received a cash purchase price from the sale of the NIM note(s) issued by a NIM trust, to which we sold the excess cashflow certificates;

     o we received a cash purchase price from the sale of interest-only certificates, which entitles the holders to receive


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

         payments of interest at a pre-determined rate over a fixed period of time;

     o we received a cash premium from selling the right to service the loans that we securitized. This right entitles the contractual servicer to service the loans on behalf of the securitization trust, and earn a contractual servicing fee, and ancillary servicing fees, including prepayment penalties relating to the servicing rights we previously sold;

o we retained a NIM owner trust certificate, which entitles us to receive cash flow generated by the excess cashflow certificates and the P certificate issued in connection with the securitization after the holder of the NIM note(s) has been paid in full. Although the cash flow generated by excess cashflow certificates are received over time, under GAAP, we must report as income at the time of the securitization the present value of all projected cash flow we expect to receive in the future from these excess cashflow certificates based upon an assumed discount rate. Our valuation of these excess cashflow certificates is primarily based on the factors described below under "-Summary of Critical Accounting Policies-Excess Cashflow Certificates."

     While we retained an excess cashflow certificate on our $435 million securitization completed in the quarter ended September 30, 2003 and our $470 million securitization completed in the fourth quarter ended December 31, 2003, we did not record it as an asset and corresponding revenue item due to the securitization structure we used to maximize cash revenues. Historically, in our securitizations, we have sold pass-through certificates with credit ratings from the rating agencies that were rating the securitization transactions ranging from AAA to BBB. In our securitization completed in the third quarter of 2003, we issued a limited principal amount of certificates rated BBB-. This structure reduced the amount of overcollateralization required, compared to a structure without a BBB- certificate, because the BBB- certificate replaces the credit enhancement that would have otherwise been achieved solely through overcollateralization and the corresponding excess cashflow certificate. Had we not sold a BBB- certificate, the same credit enhancement would have been produced through a higher overcollateralization, which would have correspondingly led to a higher valued excess cashflow certificate. The BBB-certificate made possible a lower upfront overcollateralization than if we did not sell a BBB- certificate, which, in turn, resulted in our receiving higher cash proceeds from the securitization, as the senior certificates represent a larger percentage of the aggregate value of the mortgage loans sold - e.g., a 1.2% O/C results in $98.8 million of certificates being sold against every $100 million of mortgage loans purchased by the securitization trust, whereas a 2.2% O/C results in $97.8 million of certificates being sold against every $100 million of mortgage loans purchased by the securitization trust (rating agencies and the securitization structure require us to sell more mortgage loans (collateral) than the amount of certificates issued). Hence, the lower the upfront overcollateralization, the greater the upfront cash proceeds received. As a result of the cash flow needed to pay the interest on and principal amount of BBB- rated certificates, coupled with less overcollateralization and based upon our gain on sale assumptions, we ascribed no value to the excess cashflow certificate that we retained in the securitizations for those two quarters. However, if the loans underlying these securitization transactions perform better than our expectations, we will recognize excess cash flow from the excess cashflow certificates and record the cash and interest income as received. As with all of our most recent securitization structures, we will not receive excess cash flow, if any, from the excess cashflow certificate until the NIM note is paid off in full.

     At the time we completed the 2003 securitizations, we recognized as revenue each of the economic interests described above, which were recorded as net gain on sale of mortgage loans in our consolidated statement of income.

     Our net investment in the pool of loans sold at the date of the securitization represents the amount originally paid to originate the loans, adjusted for the following:

o any direct loan origination costs incurred (an increase in the investment) and loan origination fees received (a decrease in the investment) in connection with the loans, which are treated as a component of the initial investment in loans;

o the principal payments received, and the amortization of the net loan fees or costs, during the period we held the loans prior to their securitization; and

o any gains (a decrease in the investment) or losses (an increase in the investment) we incur on any hedging instruments that we may have utilized to hedge against the effects of changes in interest rates during the period we hold the loans prior to their securitization (See "-Hedge Accounting").

     We allocate our basis in the mortgage loans and excess cashflow certificates between the portion of the mortgage loans and excess cashflow certificates sold through securitization and the portion retained (the NIM owner trust certificate since 2002) based on the relative fair values of those portions on the date of sale. We may recognize gains or losses attributable to the changes in fair value of the excess cashflow certificates, which are recorded at estimated fair value and accounted for


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

as "trading" securities. Since there is no active market for the excess cashflow certificates, we determine their estimated fair value by discounting the expected cash flow.

     ON-BALANCE SHEET SECURITIZATIONS. Beginning in the first quarter of 2004, we completed our first on-balance sheet securitization. We intend to utilize this structure in the foreseeable future. This securitization was structured for accounting purposes as a financing under SFAS No. 140 ("portfolio-based" accounting). This securitization does not meet the qualifying special purpose entity criteria under SFAS No. 140 and related interpretations because, after the loans are securitized, we have the right to repurchase from the trust up to one percent of the aggregate outstanding principal balance of the mortgage loans as of the securitization closing date at a fixed purchase price.

     Accordingly, the securitization trust and the underlying mortgage loans it owns (referred to as "securitized loans") are consolidated for financial reporting purposes. The securitized loans, therefore, effectively remain on our balance sheet, with the securitization financing replacing the warehouse financing originally associated with the securitized loans. In this structure, no excess cashflow certificates are recorded at the time the securitization is completed. Rather, we record interest income on securitized loans and interest expense on the bonds issued in the securitization over the life of the securitization instead of recognizing a one-time gain. Deferred debt issuance costs and discount related to the bonds are amortized on a level yield basis over the estimated life of the bonds. We also defer on our balance sheet the incremental direct fees and costs to originate the loans, which are amortized on a level yield basis over the estimated life of the related loans using the interest method calculation. In addition, we receive upfront premium reimbursement from our mortgage servicing provider, which is deferred and amortized against future servicing costs over the term of the servicing agreement. Because our securitizations beginning in 2004 will utilize "portfolio-based" accounting, we expect there to be significant differences in our future results of operations, compared to historical results. As such, we do not expect historical results will provide a meaningful comparison to 2004 results. We believe that portfolio-based accounting treatment, however, more closely matches the recognition of income with the receipt of cash payments on the individual loans.

     Despite carrying the securitized loans and the securitization financing on our financial statements, we are generally not legally obligated to make payments to the holders of the asset-backed pass-through securities issued as part of our securitizations. Rather, the holders of the asset-backed securities receive repayment only from the cash flow from the mortgage loans specifically collateralizing the debt. In short, structuring securitizations as on-balance sheet financings does not materially alter our contractual responsibilities in a securitization.

EXCESS CASHFLOW CERTIFICATES, NET

     We classify excess cashflow certificates that we receive upon the securitization of a pool of loans as "trading securities." The amount initially allocated to the excess cashflow certificates at the date of a securitization reflects their fair value. The amount recorded for the excess cashflow certificates is reduced for distributions which we receive as the holder of these excess cashflow certificates, and is adjusted for subsequent changes in the fair value of the excess cashflow certificates we hold.

     At the time each securitization transaction closes, we determine the present value of the related excess cashflow certificates (which, in the securitizations we have issued since 2002, includes NIM owner trust certificates, and the underlying BIO certificates and P certificates), using assumptions we make regarding the underlying mortgage loans. The excess cashflow certificate is then recorded on our consolidated financial statements at an estimated fair value. Our estimates primarily include the following:

   o future rate of prepayment of the mortgage loans - - the expected amount of prepayments if the underlying borrowers pay off their mortgage loans prior to the expected maturity;

   o credit losses on the mortgage loans - - our estimate of the amount of expected losses or defaults that will take place on the underlying mortgage loans over the life of the mortgage loans because the excess cashflow certificates are subordinated to all other securities issued by the securitization trust. Consequently, any losses sustained on mortgage loans comprising a particular securitization trust are first absorbed by the excess cashflow certificates;

   o the LIBOR forward curve (using current LIBOR as the floor rate) - - our estimate of future interest rates, which affects both the rate paid to the floating rate pass-through security investors (primarily the one-month LIBOR index) and the adjustable rate mortgage loans sold to the securitization trust (which typically provide for a fixed rate of interest for the first 24 or 36 months and a six-month variable rate of interest thereafter using the six-month LIBOR index); and

   o   a discount rate used to calculate present value.



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

     The value of each excess cashflow certificate represents the cash flow we expect to receive in the future from the certificate based upon our best estimates. We monitor the performance of the loans underlying each excess cashflow certificate, and any changes in our estimates (and any resulting changes in value of the excess cashflow certificates) are reflected in the line item called "excess cashflow certificate income" in the quarter in which we make the change in our estimate. Although we believe that the assumptions we use are reasonable, there can be no assurance as to the accuracy of the assumptions or estimates.

     In determining the fair value of each of the excess cashflow certificates, we make the following underlying assumptions regarding mortgage loan prepayments, mortgage loan default rates, the LIBOR forward curve and discount rates:

     (a) Prepayments. We base our prepayment rate assumptions on our ongoing analysis of the performance of the mortgage pools we previously securitized, and the performance of similar pools of mortgage loans securitized by others in the industry. We apply different prepayment speed assumptions to different loan product types because it has been our experience that different loan product types exhibit different prepayment patterns. Generally, our loans can be grouped into two loan products - - fixed-rate loans and adjustable-rate loans. With fixed-rate loans, an underlying borrower's interest rate remains fixed throughout the life of the loan. Our adjustable-rate loans are a "hybrid" between fixed- and adjustable-rate loans, in that the interest rate generally remains fixed, typically for the first two or three years of the loan, and then adjusts, typically every six months thereafter. Within each product type, factors other than interest rates can affect our prepayment rate assumptions. These factors include:

   o whether or not a loan contains a prepayment penalty, which is the amount a borrower must pay to a lender if the borrower prepays the loan within a certain time after the loan was originated. Loans containing a prepayment penalty typically are not repaid as quickly as those without a penalty; and

   o as is customary in our industry with adjustable-rate mortgage loans, the introductory interest rate we charge to the borrower is lower, between one and two full percentage points, than the rate for which the borrower would have otherwise qualified. Generally, once the interest rate begins to adjust, the interest rate payable on that loan increases, at times fairly substantially. This interest rate increase can be exacerbated if there is an absolute increase in interest rates. As a result of these increases and the potential for future increases, adjustable rate mortgage loans typically are more susceptible to early prepayments.

     There are several reasons why a loan may prepay prior to its maturity, including, but not limited to:

   o   a decrease in interest rates;

   o improvement in the borrower's credit profile, which may allow the borrower to qualify for a loan with a lower interest rate;

   o competition in the mortgage market, which may result in lower interest rates being offered to the borrower;

   o   the borrower's sale of the home securing the mortgage;

   o   the borrower's need for additional funds; and

   o   a default by the borrower, resulting in foreclosure by the lender.

         It is unusual for a borrower to prepay a mortgage loan during the first few months because:

   o it typically takes at least several months after the mortgage loans are originated for any of the above events to occur;

   o   there are costs involved with refinancing a loan; and

   o   the borrower does not want to incur prepayment penalties.

     We have found that the rate at which borrowers prepay their loans tends to fluctuate. In general, prepayment speeds are lowest in the first month after origination, as described above. Thereafter, prepayment speeds generally increase until a peak speed is reached. Generally, loans will continue to prepay at that peak speed for some period of time, and then prepayment speeds typically begin to decline. We use prepayment assumptions that reflect these tendencies. The following table shows our current assumptions regarding the percentage of loans that will be prepaid during the first month following the closing of a loan, and the peak speed. These assumptions have not changed since September 2001.

         LOAN TYPE                  MONTH ONE                 PEAK SPEED
         ---------------------------------------------------------------
         Fixed Rate                   4.00%                      30.00%
         Adjustable Rate              4.00%                      75.00%


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

     If mortgage loans prepay faster than anticipated, we will earn less income in connection with the mortgage loans and receive less excess cash flow in the future because the mortgage loans have paid off. Conversely, if mortgage loans prepay at a slower rate than anticipated, we earn more income and more excess cash flow in the future, subject to the other factors that can affect the cash flow from, and our valuation of, the excess cashflow certificates.

     (b) Default Rate. At December 31, 2003 and 2002, on each newly issued securitization, we apply a default reserve for both fixed- and adjustable-rate loans sold to the securitization trusts totaling 5.00% of the amount initially securitized. We apply a default or loss rate to the excess cashflow certificate because it is the "first-loss" piece and is subordinated in right of payment to all other securities issued by the securitization trust. If defaults are higher than we anticipate, we will receive less income and less excess cash flow than expected in the future. Conversely, if defaults are lower than we expected, we will receive more income and more excess cash flow than expected in the future, subject to the other factors that can affect the cash flow from, and our valuation of, the excess cashflow certificates.

     (c) LIBOR Forward Curve. The LIBOR forward curve is used to project future interest rates, which affects both the rate paid to the floating rate pass-through security investors (primarily one-month LIBOR) and the adjustable rate mortgage loans sold to the securitization trust (a fixed rate of interest for either the first 24 or 36 months and a variable rate of interest thereafter using six-month LIBOR). Most of our loans are fixed-rate mortgages, and a significant amount of the securities sold by the securitization trust are floating-rate securities (the interest rate adjusts based upon an index, such as one-month LIBOR). As such, our excess cashflow certificates are subject to significant basis risk and a change in LIBOR will impact our excess spread. If LIBOR is lower than anticipated, we will receive more income and more excess cash flow than expected in the future, subject to the other factors that can affect the cash flow from, and our valuation of, the excess cashflow certificates. Conversely, if LIBOR is higher than expected, we will receive less income and less excess cash flow than expected in the future. In each of our securitizations in which we sold NIM note(s), we purchased an interest rate cap, which helps mitigate the basis risk for the approximate time that the NIM notes are outstanding.

     (d) Discount Rate. We use a discount rate that we believe reflects the risks associated with our excess cashflow certificates. Because quoted market prices on comparable excess cashflow certificates are not available, we compare our valuation assumptions and performance experience to our competitors in the non-conforming mortgage industry. Our discount rate takes into account the asset quality and the performance of our securitized mortgage loans compared to that of the industry and other characteristics of our securitized loans. We quantify the risks associated with our excess cashflow certificates by comparing the asset quality and payment and loss performance experience of the underlying securitized mortgage pools to comparable industry performance. The discount rate we use to determine the present value of the cash flow from excess cashflow certificates reflects increased uncertainty surrounding current and future market conditions, including, without limitation, uncertainty concerning inflation, recession, home prices, interest rates and conditions in the equity markets.

         We utilized a discount rate of 15% at December 30, 2003 and 2002 on all excess cashflow certificates. Prior to the quarter ended September 30, 2001, we used an 18% discount rate on a NIM transaction we consummated in November 2000. We increased the discount rate on these excess cashflow certificates during the period that the senior NIM securities remained outstanding to account for the potentially higher risk associated with the residual cash flows expected to be received by the holder of the certificated interest in the NIM trust, which was subordinated to the multiple senior securities sold in the NIM transaction. As part of our August 2001 exchange offer, all of the excess cashflow certificates that were subject to the November 2000 NIM transaction were transferred to Delta Funding Residual Exchange Company LLC (the "LLC") in the exchange offer described under "Business-Corporate Restructuring, Debt Modification and Debt Restructuring." We did not increase the discount rate on the excess cashflow certificates from our latest securitizations, despite issuing NIM securities, because the NIM securities in the most recent transactions were:

     o issued from a single securitization, as compared to the November 2000 NIM transaction, which was backed by a combination of six securitizations issued between September 1997 and March 1999 resulting in more volatility or variability in determining the timing of cash flow to be received by the NIM; and

     o issued from a new securitization, as compared to the November 2000 NIM transaction, which was backed by several seasoned securitization trusts. The predictability in determining the timing of cash flow for the first two years on a newly issued securitization is typically higher than securitizations that have been outstanding for a greater period of time because defaults or losses to the trust within the first few years of issuance are typically lower and more predictable compared to a more seasoned securitization that has been outstanding for a longer period of time. Additionally, prepayment speeds are more predictable compared to more seasoned transactions, which is aided by the presence of prepayment penalties, which typically expire within the first few years after a mortgage loan is originated. Therefore, there is a higher probability in determining the timing of cash flows to the NIM investor on a new issuance securitization as compared to a seasoned transaction.

     At March 2001, we sold five of our excess cashflow certificates with a carrying value of $40.4 million at a discount for a cash purchase price of $15.0 million. As a result, we recorded a loss on the transaction of $25.4 million.

     At September 30, 2001, we recorded a charge to impairment of excess cashflow certificates to reflect a valuation adjustment to our excess cashflow certificates totaling $19.7 million. Our change in assumptions at September 30, 2001, primarily reflected recent unforeseen market events relating to the terrorist attacks on September 11, 2001, that further accelerated an economic downturn in the U.S. economy, and which, together with the hostilities in Afghanistan and related uncertainties, we believed may have had a significant adverse impact on the economy for the foreseeable future.

     At March 31, 2002, we recorded a $2.1 million charge to impairment of excess cashflow certificates to reflect a valuation adjustment to our excess cashflow certificates. The charge related to the timing of excess cash flows that are to be received by our excess cashflow certificates after the release or "stepdown" of the overcollateralization account.

     In August 2003, we sold three of our excess cashflow certificates, which had a $10.0 million carrying value in the aggregate, for $10.2 million in cash. We recorded the gain earned from the sale in gain (loss) of excess cashflow certificates.

     The following table summarizes the excess cashflow activity for the years ended December 31 as follows:

(DOLLARS IN THOUSANDS)                     2001               2002              2003
                                         --------           --------          --------
Balance, beginning of year              $  216,907        $  16,765          $  24,565
New excess cashflow
   certificates                             11,081           10,499              6,941
Net accretion/(amortization) of
   excess cashflow certificates              1,945             (614)            (1,653)
Fair value adjustments                     (19,676)          (2,085)                --
Sales                                      (40,402)              --            (10,000)
Exchange offer (1)                        (153,090)              --                 --
Balance, end of year                   $    16,765        $  24,565          $  19,853
                                     ---------------    --------------    ---------------

(1) This exchange offer was consummated on August 29, 2001. In this transaction, holders of approximately $138.1 million (of $148.2 million) in principal amount of our senior secured notes and $1.1 million (of $1.8 million) in principal amount of our senior notes exchanged their notes for commensurate interests in voting membership interests in the LLC, a newly-formed limited liability company (unaffiliated with us), to which we transferred all of the mortgage-related securities previously securing the senior secured notes (primarily comprised of excess cashflow certificates).

     Our valuation of retained excess cashflow certificates is highly dependent upon the reasonableness of our assumptions and the predictiveness of the relationships that drive the results of our valuation model. The assumptions we utilize, described above, are complex, as we must make judgment calls about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more complex.

     In volatile markets, like those we have experienced over the past several years, there is increased risk that our actual results may vary significantly from our assumed results. The longer the time period over which the uncertainty will exist, the greater the potential volatility for our valuation assumptions and the fair value of our excess cashflow certificates.

     For example, assumptions regarding prepayment speeds, defaults and LIBOR rates are used in estimating the fair values of our excess cashflow certificates. If loans prepay faster than estimated, or loan loss levels are higher than anticipated, or LIBOR is higher than anticipated, we may be required to write-down the value of these certificates. We believe that our assumptions are reasonable estimates using our historical loan performance and the performance of similar mortgage pools from other lenders - - in addition to accessing other public information about market factors such as interest rates, inflation, recession, unemployment and real estate market values, among other things. However, these are just estimates and it is virtually impossible to predict the actual level of prepayments and losses, which are also driven by consumer behavior.

DEFERRED TAX ASSET

     As of December 31, 2003, we carried a net deferred tax asset of $31.2 million on our consolidated financial statements. This asset is based upon our assumed 39% effective tax rate. Our deferred tax asset is comprised primarily of federal and state net operating losses, or "NOLs," net of the tax impact.

     At September 30, 2003, we reversed a valuation allowance that we had established in 2000 against our deferred tax asset. As of December 31, 2002, we had a gross deferred tax asset of $48.0 million, a gross deferred tax liability of $0.1 million and a valuation allowance of $42.3 million. Management and the Audit Committee of the Board of Directors believed that the reversal was appropriate principally because of our eight consecutive quarters of profitability and positive cash flow, together with the planned retirement of all of our long-term unsecured debt. We have recorded minimal taxes in our results of operations over the prior seven quarters - - from the fourth quarter of 2001 through the second quarter of 2003 - - as a result of the valuation allowance against our deferred tax asset, which was primarily generated by NOLs in 2000 and 2001.

     The reversal of the valuation allowance has two significant effects, as follows:

   o first, we have recorded additional income equal to the amount of the valuation allowance reversal in the third quarter (which was partially offset by a change in our effective tax rate) reflected in our statement of income in the line item income tax benefit; and

   o second, going forward, our financial statements will reflect an effective income tax rate of 39%, even though we expect to continue to pay only minimal cash taxes (either alternative minimum tax or excess inclusion income tax, as well as minimal state taxes) until our net operating losses are fully utilized.

     Our deferred tax asset of $31.2 million consists primarily of (1) NOLs, net of tax, totaling $27.0 million, which can be used to offset the tax liability generated from approximately $69.2 million of pre-tax income (the NOLs principally expire in 2021), and (2) the excess of the tax basis over book basis on our excess cashflow certificates, net of tax, of $2.3 million.

NON-GAAP PRESENTATION

     In 2001, 2002 and the first two quarters of 2003 (prior to our reversal of the deferred tax asset valuation allowance), our financial statements included only a minimal tax provision. Because the foregoing effects of the reversal of the deferred tax asset valuation allowance may make it difficult for investors to make a meaningful period-over-period comparison of 2001, 2002 and 2003, we have provided a non-GAAP presentation in addition to our GAAP results to assist investors. This Non-GAAP presentation excludes (a) income produced by the reversal of the valuation allowance in the third quarter of 2003, (b) an income tax benefit in the third quarter of 2002, and (c) expense related to a change in our effective tax rate recorded in the third quarter of 2003. By doing so, we aim to provide investors with the ability to make period-over-period comparisons of 2001, 2002 and 2003 based upon our previously reported results of operations, which, in effect, approximates our pre-tax earnings and is reflected as "Non-GAAP net income" and "Non-GAAP EPS."

               NON-GAAP EARNINGS RECONCILIATION TABLE (UNAUDITED)
                 (DOLLARS IN THOUSANDS, EXCEPT PER DILUTED EPS)

                                                                            TWELVE MONTHS ENDED
                                                                               DECEMBER 31,
                                                           ---------------- ------------------ --------------
                                                               2001              2002               2003
                                                               ----              ----               ----
            Net income (loss), as reported                 $      (99,790)    $     17,637     $       67,406
                                                           ===============  ==============     ==============
            (Less)add:  income tax (benefit)/expense                2,876           (1,769)           (25,354)
            Less:  AMT/Excess Inclusion Income Tax                 (2,876)            (431)              (711)
                                                           ---------------  ---------------    ---------------
            Non-GAAP net income (loss)                     $      (99,790)    $     15,437     $       41,341
                                                           ===============  ==============     ==============
            Diluted EPS:
            Net income per diluted share, as reported      $           (6.28) $      1.04      $         3.59
            Non-GAAP EPS                                   $           (6.28) $      0.91      $         2.17

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003, COMPARED TO THE YEAR ENDED DECEMBER 31, 2002

     General

     We recorded net income for the year ended December 31, 2003 of $67.4 million, or $4.05 per share basic and $3.59 per share diluted, compared to $17.6 million, or $1.11 per share basic and $1.04 per share diluted, for the year ended December 31, 2002. Net income for 2003 was favorably impacted by an income tax benefit of $30.2 million, or $1.64 per diluted share. Net income for 2002 was also favorably impacted by an income tax benefit of $2.2 million, or $0.13 per diluted share.

REVENUES

     Total revenues increased $39.3 million, or 55%, to $110.2 million for the year ended December 31, 2003, from $70.9 million for the year ended December 31, 2002. The increase in revenues in 2003 was primarily attributable to higher net gain on sale due to our completion of securitizations transactions, net of pre-funding, of $1.5 billion in 2003, compared to $819.0 million in 2002.

     We originated $1.7 billion of mortgage loans for the year ended December 31, 2003, representing a 96% increase from $872.2 million of mortgage loans originated for the year ended December 31, 2002. We securitized, and delivered $1.5 billion of loans to the securitization trusts during the year ended December 31, 2003, representing approximately an 80% increase from the $819.0 million of loans we securitized during 2002. Because it was more advantageous for us to securitize our loans in 2003, as compared to whole loan sales, whole loan sales decreased for the year ended December 31, 2003 to $42.4 million, representing a 59% decrease from the $103.0 million of whole loans sold for the year ended December 31, 2002.

     NET GAIN ON SALE OF MORTGAGE LOANS. Net gain on sale of mortgage loans is represented by the following:

     (1) the sum of:

             (a) the cash purchase price we receive in connection with selling one or more of the following securities in connection with our securitization(s) for a particular period: (i) a NIM note, net of any overcollateralization amount and interest rate cap, and/or (ii) an interest-only certificate;

             (b) the fair value of the non-cash excess cashflow certificates we retain in a securitization for each period;

             (c) the cash premium received from selling mortgage servicing rights in connection with each securitization; and

             (d) the cash premium earned from selling whole loans on a servicing-released basis.

     (2) less (i) the costs associated with securitizations, (ii) any hedge loss
         (gain) associated with a particular securitization, (iii) any loss associated with loans sold at a discount, and (iv) deferred origination costs and fees associated with any mortgage loans sold.

                                                                       YEAR ENDED DECEMBER 31,
                                                                       -----------------------
                                                                        2002             2003
                                                                        ----             ----
NET GAIN ON SALE OF MORTGAGE LOANS                                     (DOLLARS IN THOUSANDS)
----------------------------------
Loans Sold                                                           $ 922,057        $1,537,600
                                                                     =========        ==========
NIM Proceeds, Net...............................................       $42,050           $67,159
Interest Only Certificate Proceeds..............................            --            12,913
Excess Cashflow Certificate (owner trust certificates)(1).......        10,499             6,941
Mortgage Servicing Rights.......................................         7,248             8,910
Hedging.........................................................            --               438
Gain on whole loan sales........................................         4,547             2,137
Loan origination fees...........................................        14,366            25,079
Loan origination costs..........................................       (15,197)          (21,654)
Less:  Securitization transaction costs.........................        (5,539)           (7,141)
                                                                      --------           -------
     Net gain on sale recorded..................................      $ 57,974           $94,782
                                                                      ========           =======

     Net gain on sale recorded (as a percent of loans sold).....          6.3%              6.2%

(1) The reduction in value of the excess cashflow certificates in 2003 compared to 2002 is primarily due to us not recording any excess cash flow certificates in the third and fourth quarter of 2003. (See "- Excess Cashflow Certificate, Net").

     Net gain on sale of mortgage loans increased $36.8 million, or 63%, to $94.8 million for the year ended December 31, 2003, from $58.0 million for the year ended December 31, 2002. This increase was primarily due to higher loan production resulting in a greater amount of loans securitized and sold on a whole loan basis in 2003, compared to 2002, partially offset by a decrease in our weighted-average net gain on sale margin for the year ended December 31, 2003 to 6.2% from 6.3% in 2002.

     INTEREST INCOME.  Interest income primarily represents the sum of:

     (3) the gross interest we earn on loans held for sale;

     (4) securitization accrued bond interest (income received from the securitization trust for fixed-rate pass-through certificates at the securitization settlement date);

     (5) cash interest earned on bank accounts; and

     (6) miscellaneous interest income, including prepayment penalties received on several of our securitizations prior to 2002.

                                                           YEAR ENDED DECEMBER 31,
                                                           ----------------------
                                                            2002          2003
                                                            ----          ----
INTEREST INCOME                                           (DOLLARS IN THOUSANDS)
---------------
Interest earned on loans held for sale                  $      8,134   $     10,497
Securitization accrued bond interest                           1,901          1,330
Miscellaneous interest income                                  1,768            591
                                                        -------------  ------------
    Total interest income                               $     11,803   $     12,418
                                                        ============   ============

     Interest income increased $0.6 million, or 5%, to $12.4 million for the year ended December 31, 2003, from $11.8 million for the year ended December 31, 2002. The increase in interest income is due to the higher average loan balance on the loans we originated and held for sale, partially offset by a lower weighted-average interest rate (I.E., 8.13%) for our loans held for sale during the year ended December 31, 2003 and, consequently, less interest earned on these loans, compared to 2002 (I.E., 9.35%). In addition, we received less in prepayment penalties (miscellaneous interest income) and securitization bond interest in the year ended December 30, 2003 compared to 2002.

     EXCESS CASHFLOW CERTIFICATE INCOME. Excess cashflow certificate income primarily represents the sum of:

     (1) the cash we receive from our excess cashflow certificates; and

     (2) the non-cash mark-to-market of our excess cashflow certificates.

     Excess cashflow certificate income increased $0.3 million, to $2.3 million for the year ended December 31, 2003, from $2.0 million for the year ended December 31, 2002.

     IMPAIRMENT OF EXCESS CASHFLOW CERTIFICATES. Impairment of certificates represents a write-down of the fair value of the excess cashflow certificates.

     In 2002, we recorded a charge to impairment on certificates totaling $2.1 million, relating to the timing of excess cash flow that are to be received by the excess cashflow certificate after the release or "step-down" of the overcollateralization account. There were no impairments recorded during the twelve months ended December 31, 2003.

     GAIN (LOSS) ON EXCESS CASHFLOW CERTIFICATES. Gain (loss) of excess cashflow certificates represents the difference between the sale price and the carrying value of excess cashflow certificates sold. In 2003, we sold three excess cashflow certificates for a gain of $0.2 million. We did not sell any of our excess cashflow certificates in 2002.

     OTHER INCOME. Other income represents the sum of (1) distributions from the LLC, and (2) any other miscellaneous income.

     Other income decreased $0.9 million, or 69%, to $0.4 million for the year ended December 31, 2003, from $1.3 million for the year ended December 31, 2002. The decrease was primarily the result of lower income collected from the LLC. We have a non-voting membership interest in the LLC, which entitles us to receive 15% of the net cash flows from the LLC through June 2004 and, thereafter, 10% of the net cash flows from the LLC. We have not received our distributions since the second quarter of 2003 due to a dispute with the LLC's President. We have commenced a lawsuit against the LLC to seek to recover all of the amounts we believe are due to us. See Note 3 to Consolidated Financial Statements - "Corporate Restructuring Debt Modification, and Debt Restructuring."

     EXPENSES

     Total expenses increased by $13.0 million, or 24%, to $68.1 million for the year ended December 31, 2003, from $55.1 million for the year ended December 31, 2002. The increase was primarily related to higher payroll and related costs required to support the significant increase in our mortgage loan production.

     PAYROLL AND RELATED COSTS. Payroll and related costs include salaries, benefits and payroll taxes for all non-production related employees and non-deferrable production related employees cost.

     Payroll and related costs increased by $12.0 million, or 44%, to $39.1 million for the year ended December 31, 2003, from $27.1 million for the year ended December 31, 2002. The increase was primarily due to higher compensation and related payroll costs related to the increase in our staff, including payroll taxes, 401k matching funds, medical benefits and related costs. As of December 31, 2003, we employed 912 full and part-time employees, compared to 695 full and part-time employees as of December 31, 2002.

     INTEREST EXPENSE. Interest expense includes the borrowing cost under our warehouse credit facility to finance loan originations, equipment financing and the senior notes.

                                                                  YEAR ENDED DECEMBER 31,
                                                                  -----------------------
                                                                  2002              2003
                                                                  ----              ----
       INTEREST EXPENSE                                          (DOLLARS IN THOUSANDS)
       ----------------
       Interest expense on loans financed in warehouse          $ 3,602           $ 4,390
       Capital lease                                                461               255
       Senior notes (1)                                           1,030               854
       Other                                                        180                10
                                                                    ---                --
           Total interest expense                               $ 5,273           $ 5,509
                                                                =======           =======

       (1) On October 30, 2003, we redeemed, at par, all of our outstanding 9.5% senior notes due August 2004. The aggregate redemption price, including principal and accrued interest, was approximately $11.0 million.

     Interest expense increased by $0.2 million, or 4%, to $5.5 million for the year ended December 31, 2003, from $5.3 million for the year ended December 31, 2002. The increase in interest expense was due to the higher average financed balance on the loans we originated and held for sale, partially offset by a lower borrowing cost under our warehouse facilities. The average one-month LIBOR rate, which is the benchmark used to determine our cost of borrowed funds, decreased on average to 1.2% for the year ended December 31, 2003, compared to an average of 1.8% for the year ended December 31, 2002. The increase was partially offset by the redemption of all our outstanding 9.5% senior notes in October 2003 and the corresponding interest we saved by redeeming these notes early.

     GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses consist primarily of office rent, insurance, telephone, depreciation, legal reserves and fees, license fees, accounting fees, travel and entertainment expenses, advertising and promotional expenses and the provision for loan losses on the inventory of loans held for sale and recourse loans.

     General and administrative expenses increased $0.8 million, or 4%, to $23.5 million for the year ended December 31, 2003, from $22.7 million for the year ended December 31, 2002. The increase was primarily due to an increase in expenses associated with higher loan production and ongoing expansion of our wholesale and retail divisions. This was partially offset by lower depreciation expenses resulting from fully depreciated assets.

     INCOME TAXES. Deferred tax assets and liabilities are recognized on the income reported in the financial statements regardless of when such taxes are paid. These deferred taxes are measured by applying currently applicable tax rates.

     We recorded an income tax benefit of $25.4 million for the year ended December 31, 2003, which was primarily related to our reversing a deferred tax asset valuation allowance and expenses for the change in our effective tax rate. See "-Deferred Tax Asset" above.

     For the same period in 2002, we recorded an income tax benefit of $2.2 million related to our obtaining a favorable resolution to tax issues for which we had previously reserved and do not expect to recur. This was offset by a tax provision of $0.4 million, which primarily related to excess inclusion income generated by our excess cashflow certificates.

     Excess inclusion income cannot be offset by our NOLs under the real estate mortgage investment trust, or REMIC, tax laws. It is primarily caused by the REMIC securitization trust utilizing cash that otherwise would have been paid to us as holder of the excess cashflow certificate, in order to make payments to other security holders, and to create and/or maintain overcollateralization by artificially paying down the principal balance of the asset-backed securities. In the future, we expect to continue to incur a modest amount of excess inclusion income, which we will be unable to offset with our NOLs.

YEAR ENDED DECEMBER 31, 2002, COMPARED TO THE YEAR ENDED DECEMBER 31, 2001

     GENERAL

     We recorded net income for the year ended December 31, 2002 of $17.6 million, or $1.11 per share basic and $1.04 per share diluted, compared to a net loss of $99.8 million, or $6.28 per share basic and diluted, for the year ended December 31, 2001. Our net income for 2002 included a special tax benefit of $2.2 million, or $0.14 per share basic and $0.13 diluted, which primarily related to our obtaining favorable resolutions to tax issues for which we had previously reserved.

     The majority of the net loss in 2001 related to: (1) a $25.4 million loss of excess cashflow certificates sold for a cash purchase price significantly below our carrying value for such certificates; (2) an impairment charge of $19.7 million to our excess cashflow certificates; (3) a charge of $19.3 million related to the extinguishment of debt; (4) a charge of $10.7 million relating to our disposition and transfer to Ocwen of our servicing platform in May 2001; (5) a charge of $3.6 million relating to a change in accounting estimates regarding the life expectancy of our computer-related equipment; (6) a charge of $1.4 million relating to professional fees incurred in connection with our August 2001 exchange offer; and (7) a charge of $1.5 million for establishing a reserve for non-performing mortgage loans that were ultimately sold.

     REVENUES

     Total revenues increased $51.5 million, or 265%, to $70.9 million for the year ended December 31, 2002, from $19.4 million for the year ended December 31, 2001. The increase in revenues was primarily the result of two charges we incurred in 2001 that significantly reduced revenues in that year. First, we recorded a $25.4 million loss of five excess cashflow certificates sold for a cash purchase price significantly below their carrying value. Second, we recorded an adjustment to our remaining excess cashflow certificates due to changes in our valuation assumptions totaling $19.7 million. The increase in revenues in 2002 was also attributable to higher net gain on sale due to our completion of securitization transactions, net of pre-funding, of $819.0 million in 2002, compared to $345.0 million in 2001. The increase in revenue was partially offset by (1) a decrease in interest income from our retained excess cashflow certificates, as we transferred the majority of these certificates in connection with our August 2001 exchange offer, and (2) our not receiving any servicing fees following the transfer of our servicing portfolio to Ocwen in May 2001. See "Business - Corporate Restructuring, Debt Modification and Debt Restructuring."

     We originated $872.2 million of mortgage loans for the year ended December 31, 2002, representing a 40% increase from $621.7 million of mortgage loans originated for the year ended December 31, 2001. We securitized, net of pre-funding, $819.0 million of loans during the year ended December 31, 2002, representing a 137% increase from the $345.0 million of loans we securitized during 2001. Our whole loan sales amounted to $103.0 million during the year ended December 31, 2002, representing a 61% decrease from the $261.1 million of whole loans sold for the year ended December 31, 2001.

     Net gain on sale of mortgage loans increased $19.7 million, or 51%, to $58.0 million for the year ended December 31, 2002, from $38.3 million for the year ended December 31, 2001. This increase was primarily due to (a) higher loan production resulting in a greater amount of loans securitized and sold on a whole loan basis in 2002 as compared to 2001, (b) our securitizing a higher percentage of mortgage loans in 2002, instead of selling whole loans servicing-released, which typically results in a higher net gain on sale percentage than whole loan sales and (c) our selling approximately $60 million of mortgage loans we had held in inventory at December 31, 2001 in addition to the mortgage loans we originated during 2002. We securitized, net of pre-funding, $819.0 million in 2002 and sold $103.0 million of mortgage loans on a servicing-released basis in 2002, compared to $345.0 million of loans securitized and $261.1 million of mortgage loans sold in 2001.

                                                                  YEAR ENDED DECEMBER 31,
                                                                  -----------------------
                                                                   2001           2002
                                                                   ----           ----
Net Gain on Sale of Mortgage Loans                                (DOLLARS IN THOUSANDS)
Loans Sold..................................................... $  606,100      $  922,057
                                                                ==========      ==========
NIM Proceeds, Net..............................................         --         $42,050
Interest Only Certificate Proceeds.............................     13,332              --
Excess Cashflow Certificate (owner trust certificates).........     11,081          10,499
Mortgage Servicing Rights......................................      5,213           7,248
Hedging........................................................         --              --
Gain on whole loan sales.......................................     11,099           4,547
Loan origination fees..........................................     13,485          14,366
Loan origination costs.........................................    (13,797)        (15,197)
Less:  Securitization transaction costs........................     (2,087)         (5,539)
                                                                    ------          ------
       Net gain on sale recorded...............................  $  38,326         $57,974
                                                                 =========         =======

     Net gain on sale recorded (as a percent of loans sold)....        6.3%            6.3%

     Interest income increased $0.6 million, or 5%, to $11.8 million for the year ended December 31, 2002, from $11.2 million for the year ended December 31, 2001. The increase was primarily due to our higher average loan balance (and, consequently, more interest earned on loans held for sale) in 2002 compared to 2001.

                                                        YEAR ENDED DECEMBER 31,
                                                        -----------------------
                                                          2001          2002
                                                          ----          ----
            INTEREST INCOME                              (DOLLARS IN THOUSANDS)
            ---------------
            Interest earned on loans held for sale      $  7,144       $  8,134
            Securitization accrued bond interest           2,819          1,901
            Miscellaneous interest income                  1,195          1,768
                                                        --------       --------
            Total interest income                       $ 11,158       $ 11,803
                                                        ========       ========

     Excess cashflow certificate income decreased $9.8 million, or 83%, to $2.0 million for the year ended December 31, 2002, from $11.8 million for the year ended December 31, 2001. The decrease in 2002 to our excess cashflow certificates was primarily due to our transfer of the majority of our certificates as part of our August 2001 exchange offer. See"Business-Corporate Restructuring, Debt Modification and Debt Restructuring."

     Impairment of excess cashflow certificates. In 2002, we recorded a charge to impairment on excess cashflow certificates totaling $2.1 million, relating to the timing of excess cash flows that are to be received by the excess cashflow certificate after the release or "step-down" of the overcollateralization account. In 2001, we recorded a charge to our excess cashflow certificates due to changes in our valuation assumptions totaling $19.7 million.

     Gain (loss) on sale of excess cashflow certificates was $25.4 million. During 2001, we sold five of our excess cashflow certificates, which had a carrying value of $40.4 million, for a cash purchase price of $15.0 million.

     Servicing Fees. We did not receive any servicing fees during 2002 since we transferred our entire servicing portfolio to Ocwen in May of 2001. In 2001, servicing fees totaled $3.0 million.

     Other income increased $1.1 million, or 550%, to $1.3 million for the year ended December 31, 2002, from $0.2 million for the year ended December 31, 2001. The increase in other income during the twelve months ended December 31, 2002 was primarily due to the commencement of our receipt of distributions from the LLC in the first quarter of 2002.

     EXPENSES

     Total expenses decreased by $61.2 million, or 53%, to $55.1 million for the year ended December 31, 2002, from $116.3 million for the year ended December 31, 2001. The decrease in expenses primarily resulted from expenses we incurred in 2001 that did not recur in 2002, including expenses associated primarily with: (1) our disposition and transfer of our servicing portfolio to Ocwen in May 2001; (2) capital charges associated with repurchasing our interest and servicing advance securitizations prior to the sale of the servicing portfolio;
(3) a change in accounting estimates regarding the life expectancy of our computer-related equipment in 2001; (4) a charge for reserves primarily against a pool of non-performing loans, which we ultimately sold in July 2001; and (5) a charge related to professional fees incurred with our August 2001 exchange offer. The decrease also resulted from (a) a significantly lower interest expense in 2002 resulting from (1) our extinguishing approximately $139.2 million of notes in that exchange offer (see "Business - Corporate Restructuring, Debt Modification and Debt Restructuring"), and (2) lower warehouse financing costs due to lower borrowing costs during 2002, as well as
(b) a special tax benefit in 2002 related to a favorable resolution to tax issues for which we had previously reserved and do not expect to recur.

     Payroll and related costs decreased by $2.8 million, or 9%, to $27.1 million for the year ended December 31, 2002, from $29.9 million for the year ended December 31, 2001. The decrease was primarily the result of a downsizing effectuated as part of our overall corporate restructuring related to our transfer of our servicing operations in May 2001.

     Interest expense decreased by $10.8 million, or 67%, to $5.3 million for the year ended December 31, 2002 from $16.1 million for the year ended December 31, 2001. The decrease was primarily attributable to (1) our extinguishing $139.2 million of senior notes in August 2001 and the corresponding interest related thereto, and (2) lower warehouse financing costs due to lower borrowing costs. The average one-month LIBOR rate, which is the benchmark used to determine our cost of borrowed funds, decreased on average to 1.8% for the year ended December 31, 2002, compared to an average of 3.9% for the year ended December 31, 2001.

                                                                      YEAR ENDED DECEMBER 31,
                                                                    --------------------------
                                                                       2001           2002
                                                                       ----           ----
             INTEREST EXPENSE                                        (DOLLARS IN THOUSANDS)
             ----------------
             Interest expense on loans financed in warehouse         $  5,480        $  3,602
             Capital lease                                                813             461
             Senior notes (1)                                           9,201           1,030
             Other                                                        638             180
                                                                          ---             ---
             Total interest expense                                  $ 16,132        $  5,273
                                                                     ========        ========

(1) In August 2001, we completed an exchange offer in which we extinguished substantially all of our long-term debt, leaving approximately $11 million out of $150 million of our notes still outstanding.

     General and administrative expenses decreased $25.6 million, or 53%, to $22.7 million for the year ended December 31, 2002, from $48.3 million for the year ended December 31, 2001. The year ended December 31, 2001 included expenses primarily associated with (1) our disposition and transfer of our servicing portfolio in May 2001 to Ocwen, (2) capital charges previously associated with our interest and servicing advance securitizations prior to the sale of the servicing portfolio, (3) a change in accounting estimates regarding the life expectancy of our computer-related equipment, and (4) a charge for reserves primarily against a pool of non-performing loans, which we ultimately sold in July 2001.

     Restructuring and Other Special Charges. In 2001, we recorded $2.7 million of restructuring and other special charges relating to professional fees incurred in connection with our August 2001 exchange offer (see "Business - Corporate Restructuring, Debt Modification and Debt Restructuring") and charges relating to the disposition of branches and severance costs associated with closing our servicing operation.

     Extinguishment of Debt. In 2001, we recorded a charge of $19.3 million, related to the extinguishment of debt associated with our notes. See "Business - Corporate Restructuring, Debt Modification and Debt Restructuring."

     Income Taxes. We recorded a tax benefit of $1.8 million for the year ended December 31, 2002, primarily due to a special tax benefit of $2.2 million related to our obtaining a favorable resolution to tax issues for which we had previously reserved and do not expect to recur. This was offset by a tax provision of $0.4 million, which was primarily related to excess inclusion income generated by our excess cashflow certificates. In 2001, we recorded a tax provision of $2.9 million, which was primarily related to excess inclusion income.

     We had less taxable excess inclusion income in 2002, as compared to 2001, due to our holding lower excess cashflow certificates during the period. Excess inclusion income cannot be offset by our NOLs under the REMIC tax laws.

QUARTERLY FINANCIAL DATA

     Note 3 to our Consolidated Financial Statements, "Quarterly Financial Data (Unaudited)," sets forth a summary of selected financial data by quarter for the years ended December 31, 2003 and 2002.

FINANCIAL CONDITION

DECEMBER 31, 2003 COMPARED TO DECEMBER 31, 2002

     Cash and interest-bearing deposits increased $1.2 million, or 35%, to $4.6 million at December 31, 2003, from $3.4 million at December 31, 2002. This increase was primarily related to timing of cash received and disbursed from normal operations.

     Accounts receivable increased $0.9 million, or 53%, to $2.6 million at December 31, 2003, from $1.7 million at December 31, 2002. This increase was primarily due to the timing of interest on mortgage loans collected by our loan servicing provider, which are paid to us in the following period.

     Loans held for sale, net, increased $156.8 million, or 461%, to $190.8 million at December 31, 2003, from $34.0 million at December 31, 2002. This asset represents mortgage loans held in inventory awaiting either a whole loan sale or securitization. This increase was primarily related to our strategy of increasing the loans in inventory to earn the additional spread income or "carry" for additional periods.

     Excess cashflow certificates, net decreased $4.7 million, or 19%, to $19.9 million at December 31, 2003, from $24.6 million at December 31, 2002. This decrease was primarily due to our sale of three excess cashflow certificates with an aggregate carrying value of $10.0 million, and to a lesser extent the change in fair value of our excess cashflow certificates, partially offset by our recording two new excess cashflow certificates, totaling $6.9 million from loans securitized during 2003. In 2003, we did not record an excess cashflow certificate on our $435 million third quarter and $470 million fourth quarter securitizations due to the securitization structure we utilized. Changes in fair value incorporate any change in value (accretion or reduction) in the carrying value of the excess cashflow certificates and the cash distributions we received from them. See Note 7 to Consolidated Financial Statements - "Excess Cashflow Certificates, net."

     Equipment, net, increased $0.5 million, or 19%, to $3.1 million at December 31, 2003, from $2.6 million at December 31, 2002. This increase was primarily due to the net difference between equipment purchased and periodic depreciation of fixed assets.

     Prepaid and other assets increased $3.2 million, or 188%, to $4.9 million at December 31, 2003, from $1.7 million at December 31, 2002. This increase was primarily due to higher prepaid expenses related to the prefunding feature of our fourth quarter 2003 securitization transaction, compared to the expenses related to our fourth quarter 2002 securitization transaction.

     Deferred tax asset increased $25.6 million, or 457%, to $31.2 million at December 31, 2003, from $5.6 million at December 31, 2002. This increase was primarily due to our reversal of the valuation allowance we maintained against our deferred tax asset, which was established in 2000, partially offset by a change to our effective tax rate in the third quarter of 2003. See Note 18 to Consolidated Financial Statements - "Income Taxes."

     Warehouse financing increased $131.0 million, or 949%, to $144.8 million at December 31, 2003, from $13.8 at December 31, 2002. This increase was primarily attributable to a higher amount of mortgage loans held for sale and financed under our warehouse credit facilities, pending their securitization or sale.

     In October 2003, we redeemed, at par, all of our outstanding 9.5% senior notes due August 2004. At December 31, 2002 the senior notes had an outstanding principal amount of $10.8 million.

     Accounts payable and accrued expenses decreased $3.9 million, or 25%, to $11.6 million at December 31, 2003, from $15.5 million at December 31, 2002. This decrease was primarily the result of the timing of various operating accruals and payables.

     Stockholders' equity increased $66.5 million, or 225%, to $96.0 million at December 31, 2003, from $29.5 million at December 31, 2002. This increase is primarily due to our positive earnings for the year, which included a reversal of our deferred tax asset valuation allowance.

CONTRACTUAL OBLIGATIONS

     The following table summarizes our material contractual obligations as of December 31, 2003:

(DOLLARS IN THOUSANDS)

                                                              PAYMENTS DUE BY PERIODS
                                                              -----------------------

                        TOTAL               LESS THAN 1     1 TO 3 YEARS     3 TO 5 YEARS    MORE THAN 5
                                            YEAR                                             YEARS
                        -----               -----------     ------------     ------------    -----------
Operating Leases        $ 20,050            $ 4,612         $ 9,274          $ 5,977         $ 187
Capital Leases             2,362              1,204           1,158               --            --

     As of December 31, 2003, we did not have any long-term debt, purchase obligations or other long-term liabilities, as defined under GAAP.

LIQUIDITY AND CAPITAL RESOURCES

     We require substantial amounts of cash to fund our loan originations, securitization activities and operations. We have increased our working capital over the last nine quarters, mainly by generating substantial cash proceeds from our quarterly securitization and related NIM transactions, as our loan originations expanded. Prior to that time, however, we operated generally on a negative cash flow basis. Embedded in our current cost structure are many fixed costs, which are not likely to be significantly affected by a relatively substantial increase in loan originations. If we can continue to originate a sufficient amount of mortgage loans and generate sufficient cash proceeds from our securitizations and sales of whole loans to offset our current cost structure and cash uses, we believe we can continue to generate positive cash flow in the next several fiscal quarters. However, there can be no assurance that we will be successful in this regard. To do so, we must generate sufficient cash from:

   o the premiums we receive from selling NIM and/or interest-only certificates in connection with our securitizations;

   o the premiums we receive from selling our mortgage servicing rights in connection with our securitizations;

   o   the premiums we receive from selling whole loans, servicing released;

   o   origination fees on newly closed loans;

   o excess cashflow certificates we retained in connection with our securitizations prior to 2004; and

   o interest income we receive on our loans held for sale prior to securitization and/or whole loans sales.

       There can be no assurance, however, that we will continue generating positive cash flow in 2004 or at all. Currently, our primary uses of cash requirements include the funding of:

   o   mortgage loans held for sale which are not financed;

   o   interest expense on warehouse lines of credit and other financing;

   o   scheduled principal pay downs on other financing;

   o transaction costs, credit enhancement (O/C) and bond discount incurred in connection with our securitization program;

   o general ongoing administrative and operating expenses, including the cost to originate loans;

   o tax payments on excess inclusion income generated from our excess cashflow certificates; and

   o   preferred stock dividends.

   Historically, we have financed our operations utilizing various secured credit financing facilities, issuance of corporate debt, issuances of equity, and the sale of interest-only certificates and/or NIM notes and mortgage servicing rights sold in conjunction with each of our securitizations to offset our negative operating cash flow and to support our originations, securitizations, and general operating expenses.

   Currently, our primary sources of liquidity, subject to market conditions, continue to be:

   o on-balance sheet warehouse financing and other secured financing facilities, such as capital leasing;

   o securitizations of mortgage loans and our corresponding sale of NIM certificates and/or interest-only certificates, depending upon the securitization structure, and mortgage servicing rights;

   o   sales of whole loans;

   o   cash flow from retained excess cashflow certificates;

   o   origination fees, interest income and other cash revenues; and

   o utilizing NIM securitizations and/or selling or financing our retained excess cashflow certificates.

   In addition to our common stock, as of December 31, 2003, we currently have outstanding Series A preferred stock having an aggregate preference of $13.9 million, for which we are required to pay a 10% annual dividend, payable semi-annually, commencing in July 2003. We are required to comply with restrictive covenants in connection with our Series A preferred stock. We believe we are in compliance with these covenants as of December 31, 2003. We intend to redeem all of the outstanding Series A preferred stock in June 2004, for an aggregate redemption price of $13.9 million.

   We have repurchase agreements with several institutions that have purchased mortgage loans from us in the past. Currently, some of the agreements provide for the repurchase by us of any of the mortgage loans that go to foreclosure sale. At the foreclosure sale, we will repurchase the mortgage, if necessary, and make the institution whole. The dollar amount of loans that were sold with recourse and are still outstanding totaled $1.8 million at December 31, 2003 and $2.6 million at December 31, 2002. Included in accounts payable is an allowance for losses on loans sold with recourse of $1.1 million at December 31, 2003 and $1.2 million at December 31, 2002, respectively.

   In August 2003, we sold three of our excess cashflow certificates to a third party purchaser for $10.2 million, a slight gain to our carrying value of $10.0 million. The net proceeds of this sale will be used for working capital.

     We may, from time to time, repurchase in the open market some of our outstanding capital stock and/or sell some or all of our remaining excess cashflow certificates.

     On October 30, 2003, we redeemed, at par all of our outstanding 9.5% senior notes due August 2004. The aggregate redemption price, including principal and accrued interest was approximately $11.0 million. We used our existing cash to fund the redemption transaction. Any unexercised warrants, which were issued in connection with the issuance of our senior notes on December 21, 2002, have expired pursuant to their terms. See Note 8 to Consolidated Financial Statements
- "Warrants."

     Subject to our ability to execute our business strategy and the various uncertainties described above (and described in more detail in "-Forward Looking Statements and Risk Factors" below), we anticipate that we will have sufficient cash flow from operations, short-term funding and capital resources to meet our liquidity obligations for at least the next 12 months.

FINANCING FACILITIES

     We need to borrow substantial sums of money each quarter to originate mortgage loans. We have relied upon a limited number of counterparties to provide us with the financing facilities to fund our loan originations. Our ability to fund current operations and accumulate loans for securitization depends to a large extent upon our ability to secure short-term financing on acceptable terms. There can be no assurance that we will be able to either renew or replace these warehouse facilities at their maturities at terms satisfactory to us or at all. If we are not able to obtain financing, we will not be able to originate new loans and our business and results of operations will be harmed.

     To accumulate loans for securitization, we borrow money on a short-term basis through committed secured warehouse lines of credit and committed repurchase agreements. The material terms and features of our financing facilities in place at March 31, 2004 are as follows:

     GREENWICH CAPITAL WAREHOUSE LINE OF CREDIT. We have a $350 million facility with Greenwich Capital Financial Products, Inc., which bears interest based upon a fixed margin over the one-month LIBOR. This facility provides us with the ability to borrow against first and second lien loans and "wet" collateral, which are loans that have closed and have been funded, but for which we have not yet received the loan documents from the closing agent. The facility provides the ability to borrow at the lesser of 97% of fair market value or 100% of the par amount of the mortgage loans between 0-59 days delinquent. Mortgage loans between 60-180 days delinquent may be financed at lower borrowing percentages. This facility expires in October 2004. As of March 31, 2004, the outstanding balance under the facility was $82.4 million.

     CITIGROUP WAREHOUSE LINE OF CREDIT. We have a $350 million facility with Citigroup Global Markets Realty Corp., which bears interest based upon a fixed margin over the one-month LIBOR. This facility provides the ability to borrow against first and second lien loans and wet collateral. The facility provides us with the ability to borrow at the lesser of 97% of fair market value or 100% of the par amount of the mortgage loans between 0-59 days delinquent. Mortgage loans between 60-180 days delinquent may be financed at lower borrowing percentages. This facility expires in March 2005. As of March 31, 2004, the outstanding balance under the facility was $2.6 million.

     Our warehouse agreements require us to comply with various operating and financial covenants. The continued availability of funds provided to us under these agreements is subject to, among other conditions, our continued compliance with these covenants. We believe we were in compliance with these covenants as of March 31, 2004.

SECURITIZATION FINANCING

     Beginning in March 2004, we have financed, and expect to continue to finance, our mortgage loan portfolio on a long-term basis by issuing asset-backed securities that are recorded on our balance sheet. We believe that issuing asset-backed securities provides us with a low-cost method of financing our mortgage loan portfolio. In addition, it allows us to reduce our interest rate risk on our fixed-rate loans by securitizing them. Our ability to issue asset-backed securities depends on the overall performance of our mortgage loans, as well as the continued general demand for securities backed by non-conforming mortgages and home equity loans.

     We are generally not legally obligated to make payments to the holders of the asset-backed securities issued as part of our securitizations. Instead, the holders of the asset-backed securities can expect repayment only from the cash flow from mortgage loans specifically collateralizing the debt.

INTEREST RATE RISK

     Our primary market risk exposure is interest rate risk. Our results of operations may be significantly affected by the level of and fluctuation in interest rates. Interest rates affect our ability to earn a spread between interest received on our loans and the cost of our borrowings, including the cost of interest rate caps, if any, that are tied to various interest rate swap maturities, LIBOR, and other interest rate spread products, such as mortgage, auto and credit card backed receivable certificates. Our profitability is likely to be harmed during any period of unexpected or rapid changes in interest rates. A substantial and sustained increase in interest rates could harm our ability to originate loans. A significant decline in interest rates could increase the level of loan prepayments, thereby decreasing the size of the loan servicing portfolio underlying our securitizations. To the extent excess cashflow certificates have been capitalized on our financial statements, higher than anticipated rates of loan prepayments or losses could require us to write down the value of such excess cashflow certificates, adversely impacting our earnings. In an effort to mitigate the effect of interest rate risk, we periodically review our various mortgage products and identify and modify those that have proven historically more susceptible to prepayments. However, there can be no assurance that these modifications to our product line will mitigate effectively any interest rate risk in the future.

     Periods of unexpected or rapid changes in interest rates, and/or other volatility or uncertainty regarding interest rates, also can harm us by increasing the likelihood that asset-backed investors will demand higher spreads than normal to offset the volatility and/or uncertainty, which decreases the value of the excess cashflow certificates we receive in connection with a securitization.

     Fluctuating interest rates also may affect the net interest income we earn, resulting from the difference between the yield we receive on loans held pending sale and the interest paid by us for funds borrowed under our warehouse facilities. In the past, from time to time, we have undertook to hedge our exposure to this risk by using various hedging strategies, including Fannie Mae mortgage securities, treasury rate lock contracts and/or interest rate swaps. See "-Hedge Accounting" below. Fluctuating interest rates also may significantly affect the excess cash flows from our excess cashflow certificates, as the interest rate on some of our asset-backed securities change monthly based on one-month LIBOR, but the collateral that backs such securities are comprised of mortgage loans with either fixed interest rates or "hybrid" interest rates - - fixed for the initial two or three years of the mortgage loan, and adjusting thereafter every six months - - which creates basis risk. See "-Excess Cashflow Certificate, Net". With our transition to on-balance sheet portfolio securitizations in 2004, we may hedge our exposure to interest rate risk as described below in "-Hedge Accounting."

HEDGE ACCOUNTING

     We regularly sell securitization pass-through certificates, backed by fixed- and variable-rate mortgage loans. As a result of this activity, we are exposed to interest rate risk beginning when our mortgage loans close and are recorded as assets, until permanent financing is arranged (i.e., when the pass-through certificates are issued). Our strategy is to use interest rate swap contracts to lock in a pre-determined interest rate on designated portions of our prospective future securitization financing; we also use at times interest rate caps that are designed to limit our financing costs within the securitization to maintain minimum margins, with the possibility of allowing for us to increase margins in lower than anticipated interest rate environments. Both the interest rate swaps and interest rate caps are derivative instruments that trade in liquid markets, and neither is used for speculative purposes.

     The accounting guidance for derivatives and hedging activities is found in Accounting Standard No. 133 (SFAS No. 133). Although this statement became effective in January 2001, because we did not hedge during 2001 and 2002, it did not apply to us until we entered into interest rate swap transactions in the fourth quarter of 2003. However, because we did not designate these swap transactions as hedging instruments, we recorded a hedge gain of $0.4 million through that quarter's current earnings.

     SFAS No. 133 requires all derivatives to be recorded on the balance sheet at market value. For derivative financial instruments not designated as hedging instruments, gains or losses, whether realized or unrealized, are recognized in current period earnings. When used as hedges, however, special treatment is permitted, but only if a hedging relationship is properly documented and qualifying criteria are satisfied.

     Two distinct accounting methods may apply to hedges of interest rate exposures: cash flow accounting and fair value accounting. Fair value accounting applies to recognized assets or liabilities, where market values are subject to change as a consequence of interest rate changes. Cash flow accounting, on the other hand, is appropriate for hedges of uncertain interest revenues or expenses associated with future periods - whether as a consequence of existing variable rate assets or liabilities or in connection with intended purchases or sales.

     We intend to employ cash flow hedge accounting and fair value hedge accounting in the future.

     Under cash flow hedge accounting treatment, derivative results are divided into the "effective" portion and the "ineffective" portion. The ineffective component of the hedge result is realized in current income, while the effective portion is initially recorded in Other Comprehensive Income, or OCI, and later re-classified as income in the same time frame in which the forecasted cash flow affects earnings.

     To qualify for cash flow accounting treatment:

     o hedges must be documented at the inception of the hedge, with the objective and strategy stated, along with an explicit description of the methodology used to assess hedge effectiveness;

     o dates (or periods) for the expected forecasted events and the nature of the exposure involved (including quantitative measures of the size of the exposure) must be explicitly documented;

     o hedges must be expected to be "highly effective," both at the inception of the hedge and on an ongoing basis. Effectiveness measures must relate the gains or losses of the derivative to changes in the cash flow associated with the hedged item;

     o  forecasted transactions must be probable; and

     o forecasted transactions must be made with different counterparties than the reporting entity.

     If and when hedge accounting is discontinued, typically when it is determined that the hedge no longer qualifies as being sufficiently effective the derivative, will continue to be recorded on the balance sheet at its fair value, with gains or losses being recorded in earnings.

     Under fair value hedge accounting, all gains or losses on the derivative are recorded in earnings. In addition, the carrying value of the hedged item is adjusted due to changes in the market value attributable to the risk being hedged, and this change in value is also recorded in current income. We exercise our discretion to choose to designate the risk being hedged as (a) the full price change of the hedged item, (b) the price change due to changes in a benchmark rate (which is either the risk-free U.S. Treasury rate or the LIBOR-based swap rate), or (c) the price change due to the changes in the interest rate associated with the hedged item (i.e., the benchmark rate plus a credit spread), depending on the specifics of the hedge application in question.

     To qualify for fair value accounting treatment:

     o hedges must be documented at the inception of the hedge, with the objective and strategy stated, along with an explicit description of the methodology used to assess hedge effectiveness;

     o the hedge must be expected to be "highly effective," both at the inception of the hedge and on an ongoing basis-effectiveness measures must relate the gains or losses of the derivative to those changes in the fair value of the hedged item that are due to the risk being hedged;

     o if the hedged item is a portfolio of similar assets or liabilities, each component must share the risk exposure, and each item is expected to respond to the risk factor in comparable proportions;

     o portions of a portfolio may be hedged if they are (a) a percentage of the portfolio, (b) one or more selected cash flows, (c) an embedded option (provided it is not accounted for as a stand-alone option), and
        (d) the residual value in a lessor's net investment in a direct financing or sale-type lease; and

     o a change in the fair value of the hedged item must present an exposure to the earnings of the reporting entity.

INFLATION

     Inflation most significantly affects our loan originations and values of our excess cashflow certificates, because of the substantial effect inflation can have on interest rates. Interest rates normally increase during periods of high inflation and decrease during periods of low inflation. (See "--Interest Rate Risk").

                                    BUSINESS

     GENERAL

     We are a specialty consumer finance company that originates, securitizes and sells non-conforming mortgage loans. Our loans are primarily secured by first mortgages on one- to four-family residential properties. Throughout our 22-year operating history, we have focused on lending to individuals who generally do not satisfy the credit, documentation or other underwriting standards set by more traditional sources of mortgage credit, including those entities that make loans in compliance with conventional mortgage lending guidelines established by Fannie Mae and Freddie Mac. We make mortgage loans to these borrowers for purposes such as debt consolidation, refinancing, education financing and home improvement.

     We provide our customers with a variety of loan products designed to meet their needs, using a risk-based pricing strategy to develop products for different risk categories. Historically, the majority of our loan production has been fixed-rate with amortization schedules ranging from five years to 30 years. In 2003, our average loan size was approximately $138,000, and, at the time of origination, the weighted average loan-to-value ratio was 76.4% and the average credit score of the underlying borrower was approximately 627. Since 2001, at least 40% of our annual loan production has been related to borrowers located in either New York, New Jersey or Pennsylvania.

     We generate the majority of our revenue from two primary sources, interest income and gain on sale from mortgage loans, both of which may include origination fee income depending on our particular sale or financing strategy. While each mortgage loan we make involves an initial cash and expense outlay, the total revenue we receive from a loan over time will almost always exceed our total cost incurred to originate the loan. Historically, we have sold the majority of our loan production, through both off-balance sheet securitizations and whole loan sales, and have relied upon the related gain on sale revenue to support the cost of our infrastructure.

     In the first quarter of 2004, we embarked on a new strategy to finance the majority of our loan production using securitizations that qualify as on-balance sheet financings. This type of securitization requires us to record interest income on the outstanding portfolio of loans and interest expense on the outstanding bonds financing the portfolio of loans over time. When we sell whole loans, we will continue to record the premiums received upon sale as gain on sale revenue.

     BUSINESS STRATEGY

     In 2004, we plan to grow our business, while at the same time positioning us to provide more stable, predictable earnings when the origination environment becomes less favorable than it is today. We plan to do this through several key strategies:

   o STRENGTHENING OUR LOAN PRODUCTION CAPABILITIES. We expect to originate in excess of $2.0 billion of mortgage loans in 2004. To help achieve this growth, we intend to continue to expand our wholesale origination platform by hiring more commissioned-based account executives. We also plan to expand our retail origination platform, expanding our loan origination centers in order to further penetrate existing markets, as well as new markets. Our eleven loan origination centers currently have the capacity to add a meaningful number of mortgage analysts without incurring significant capital expenditures.

   o BUILDING A PORTFOLIO OF LOANS ON OUR BALANCE SHEET. In conjunction with our switch to portfolio-based accounting in 2004, we intend to retain the majority of the mortgage loans we originate on our balance sheet. Generally, we expect that our earnings will grow proportionate to the size of our on-balance sheet portfolio of loans generating interest income. As we make this transition in 2004 away from our previous reliance on gain on sale revenue, we expect to experience several quarters of negative earnings. We anticipate recording positive earnings for fiscal year 2005, with the expectation of further increasing earnings in 2006, as the size of our on-balance sheet loan portfolio and the net interest income generated from the loan portfolio increases.

   o MAINTAINING OUR STRINGENT LOAN UNDERWRITING STANDARDS. We intend to continue to assess our extensive database of proprietary loan level performance data to adjust our risk-based pricing model and guidelines. By doing so, we hope to continue to originate better credit quality pools of loans that perform well, allowing us to continue to receive relatively low rating agency credit enhancements required for our securitizations. Over the past three years, we have slightly increased the weighted average credit score of our customer base from 606 in 2001 to 627 in 2003. Simultaneously, we have maintained an initial loan-to-value on new originations at or near 75%.

   o CAPITALIZING ON OUR OPERATING LEVERAGE. In the first quarter of 2004, our total cost to originate as a percentage of our loans originated within the quarter declined 21% to 3.3% from 4.2% in the first quarter of 2003. Of this 3.3% of total costs, 57% were fixed costs. As a result, we believe that we can capitalize on our operating leverage and lower expenses as a percentage of our loan originations by increasing loan production at a faster pace than our fixed expenses will increase. We also plan to use technology such as our proprietary loan origination system, Click and Close(R), to reduce our loan origination costs while increasing efficiency and providing a high level of service.

     RECENT DEVELOPMENTS

     REDEMPTION OF PREFERRED STOCK. In April 2004, we announced our plans to redeem all of the shares of our Series A preferred stock, the holders of which are currently entitled to receive preferred dividends at the rate of 10.0% per annum, payable by us in cash on a semi-annual basis. We expect that the redemption will occur on June 14, 2004, for an aggregate redemption price of approximately $13.9 million. Our capital structure was simplified in connection with the redemption, as holders of outstanding warrants to purchase shares of our common stock exercised those warrants, purchasing approximately 862,403 shares of our common stock.

     INCREASED COMMITTED AMOUNTS AVAILABLE UNDER OUR WAREHOUSE LINES OF CREDIT. In March 2004, we negotiated with our two providers of warehouse lines of credit to increase the committed amounts available under each facility from $250 million to $350 million, for an aggregate committed capacity of $700 million. Additionally, we renegotiated lower funding spreads to LIBOR and the extension of the maturity of one facility from April 2004 to March 2005.

     CHANGE TO PORTFOLIO-BASED ACCOUNTING. Beginning with our March 2004 securitization, we transitioned to portfolio-based accounting from gain-on-sale accounting. We believe structuring, and therefore accounting for, securitizations as financings will help provide a more consistent source of income from these transactions in future years. We primarily decided to switch to portfolio-based accounting in order to reduce our reliance gain-on-sale accounting treatment to achieve positive earnings. Consequently, income that would have otherwise been recognized upfront in 2004 as net gain on sale of mortgage loans will now be recognized as net interest income over the life of the loans (interest income on loans held for investment less interest expense on securitization bond financing).

     REDEMPTION OF SENIOR NOTES. In October 2003, we repaid the remaining $10.9 million of outstanding senior notes, which carried a 9.5% coupon and were due July 2004. As a result of the redemption, we strengthened our balance sheet by reducing our leverage, improved our income statement and debt service coverage by lowering our annual interest expense. Our capital structure was simplified in connection with the redemption, as holders of outstanding warrants to purchase shares of our common stock exercised those warrants, purchasing approximately 862,403 shares of our common stock.

     REVERSAL OF DEFERRED TAX ALLOWANCE. At September 30, 2003, we reversed a valuation allowance that we had maintained against our deferred net tax asset. As a result, we recorded an income tax benefit of $30.2 million in the third quarter of 2003 and began recording an effective income tax rate of 39% in our statement of operations. At December 31, 2003, we had a net deferred tax asset of $31.2 million, which we expect to utilize over the next several years.

     SALE OF EXCESS CASH FLOW CERTIFICATES. In August 2003, we sold three of our excess cashflow certificates, which had a $10.0 million carrying value in the aggregate, for $10.2 million in cash. We recorded a $0.2 million gain on the sale of these excess cashflow certificates.

     LISTING ON THE AMERICAN STOCK EXCHANGE. On May 14, 2003, we began trading on the American Stock Exchange under the ticker "DFC." Previously, our stock was traded on the OTC Bulletin Board after being de-listed from the New York Stock Exchange in May 2001.

CORPORATE RESTRUCTURING, DEBT MODIFICATION AND DEBT RESTRUCTURING

     As discussed in greater detail in Note 3 to our Consolidated Financial Statements, "Corporate Restructuring, Debt Modification and Debt Restructuring," we engaged in a series of transactions that began in the third quarter of 2000 and concluded in the third quarter of 2001, aimed at improving our operating efficiencies and reducing our then negative operating cash flow.

     o DECEMBER 2000 EXCHANGE OFFER. In August 2000, we announced an agreement to modify the terms of the indenture governing our 9.5% senior notes due 2004, of which $150 million were outstanding. This exchange offer was completed in December 2000. With the consent of the holders of a majority of the holders of these notes, we amended a negative pledge covenant in the related indenture, which had previously prevented us from selling or otherwise obtaining financing by using our excess cashflow certificates as collateral. In consideration for the senior noteholders' consent, we agreed to offer the holders the opportunity to exchange their then existing senior notes for (a) new senior secured notes due 2004 (the "senior secured notes") and (b) ten-year warrants to purchase approximately 1.6 million shares of common stock, at an initial exercise price of $9.10 per share, subject to upward or downward adjustment in some circumstances. The senior secured notes had the same coupon, face amount and maturity date as the original senior notes and, up until the August 2001 exchange offer described below, were secured by at least $165 million of our excess cashflow certificates. Holders of more than $148 million of the senior notes tendered in the exchange. In December 2002, the exercise price for the warrants issued by us was adjusted downward to $0.01 per share in accordance with the terms of the warrants. In 2003, approximately 862,000 shares of our common stock were issued upon exercise of these warrants, and the remaining warrants terminated in October 2003 upon our redemption of the remaining senior notes, as described below.

     o TRANSFER OF SERVICING PORTFOLIO. In May 2001, we completed the transfer of our servicing portfolio to Ocwen FSB, which eliminated the significant cash demands associated with making securitization advances and with servicing a highly seasoned portfolio. This transfer followed three successive quarters in which we sold the securitization servicing rights associated with newly originated mortgage loans.

     o AUGUST 2001 EXCHANGE OFFER. In August 2001, we completed an exchange offer in which we extinguished substantially all of our long-term debt, leaving outstanding approximately $11 million out of $150 million of our senior notes. In this exchange offer, we recorded a $19.3 million charge in our statement of operations. This debt extinguishment helped us in three ways. First, it eliminated nearly $139 million aggregate principal amount of debt, that we otherwise would have had to repay in 2004. Second, it eliminated more than $14 million of annual interest expense. Third, prior to the exchange offer, our ability to carry out our business plan was hindered by the overhang of low debt ratings that we had been assigned by the ratings agencies. On October 30, 2003, we redeemed at par all of our remaining outstanding senior notes. The aggregate redemption price, including principal and accrued interest, was approximately $11.0 million. In the exchange offer, the noteholders received interests in the LLC, to which we transferred all of the mortgage-related securities that previously secured the senior notes.

         PRODUCT OFFERING

         We provide our customers with an array of loan products designed to meet their varying needs, using a risk-based pricing strategy to develop products for various risk categories. Historically, we have offered fixed-rate loan products and, to date, the majority of our loan production has been fixed-rate. As we have expanded geographically, we have also expanded our product offerings to include hybrid mortgages, in which the interest rate remains fixed for the first two or three years of the loan's term and then adjusts thereafter.

         The mortgage loans we originate have amortization schedules ranging from five years to 30 years, generally bear interest at fixed rates and require equal monthly payments, which are due as of a scheduled day of each month. Substantially all of our mortgage loans are fully amortizing loans. The principal amounts of the loans we originate generally range from a minimum of $25,000 to a maximum of $750,000, and we will lend up to 100% of the combined loan-to-value ratio under some circumstances. Our loans are generally secured by one- to four-family residences, including condominiums and town-houses, and these properties are usually occupied by the owner. It is our policy not to accept commercial properties, other than mixed-use properties in which at least 50% of the property is residential, or unimproved land as collateral.

         LOAN ORIGINATION PLATFORM

         Through our wholesale and retail distribution channels, we receive loan applications both directly from borrowers and from independent third-party mortgage brokers who submit applications on a borrower's behalf. In 2003, we originated approximately $1.7 billion of loans, of which approximately $1.0 billion, or 59%, were wholesale loans and $707 million, or 41%, were retail loans. In 2002, we originated approximately $872 million of loans, of which $535 million, or 61%, were wholesale loans and $337 million, or 39%, were retail loans.

         WHOLESALE PLATFORM

         Through our wholesale distribution channel, which is primarily conducted out of our Woodbury, New York headquarters, we originate mortgage loans indirectly through independent mortgage brokers and other real estate professionals who submit loan applications on behalf of borrowers. We currently originate the majority of our wholesale loans in 26 states, through a network of approximately 1,700 independent brokers. No single broker contributed more than 5.0%, 2.2% or 1.3% of our total loan production in the years ended December 31, 2003, 2002 and 2001, respectively.

         BROKER RELATIONSHIPS. The broker's role is to source the business, identify the applicant, assist in completing the loan application, and process the loans, including, among other things, gathering the necessary information and documents, and serving as the liaison between the borrower and us through the entire origination process. We review, process and underwrite the applications submitted by the broker, approve or deny the application, set the interest rate and other terms of the loan and, upon acceptance by the borrower and satisfaction of all conditions that we impose as the lender, lend the money to the borrower. Because brokers conduct their own marketing and employ their own personnel to complete loan applications and maintain contact with borrowers, originating loans through our broker network is designed to allow us to increase our loan volume without incurring the higher marketing and employee costs associated with increased retail originations.

         ACCOUNT EXECUTIVES. Our account executives are the primary relationship contacts with the brokers. The account executives are responsible for developing and maintaining our broker network within their geographic territory by frequently visiting the broker, communicating our underwriting guidelines, disseminating new product information and pricing changes, and by demonstrating a continuing commitment to understanding the needs of the customer. Our account executives pay close attention to the products and pricing being offered by competitors and new market entrants. We strive to have our account executives maintain the level of knowledge and experience integral to our commitment to providing the highest quality service for brokers, with a particular focus on the following factors:

   o   the service and support a lender provides;

   o   product offerings and pricing;

   o   the turn-around time, or speed with which a lender closes loans; and

   o   the lender's knowledge concerning the broker and his business.

         Our Executive Vice President of Sales and Marketing has over 20 years of sales and marketing experience in the industry. We historically have sought to hire account executives who have contacts with brokers that originate non-conforming mortgage loans within their geographic territory. While we do provide a base salary, we mainly compensate our account executives on commissions based on the volume of loans originated as a result of their efforts. At March 31, 2004, we employed 83 account executives.

         BROKER APPROVAL PROCESS. Before a broker becomes part of our network, the broker must pass an approval process. Once approved, brokers may begin submitting loan applications to us.

         To be approved, a broker must:

   o demonstrate that he or she is properly licensed and registered in the state in which he or she seeks to transact business;

   o   submit to and pass a credit check;

   o sign a standard broker agreement with us that requires brokers to, among other things:

         o   abide by our fair lending policy;

         o follow the National Association of Mortgage Brokers Best Practices Policies;

         o   comply with all state and federal laws; and

         o   submit only true and accurate documents and disclosures.

         We also perform searches on all new brokers using a third-party database that contains public and nonpublic information on individuals and companies that have incidents of potential fraud and misrepresentation. In addition, we regularly review the performance of loans originated through our brokers.

         BROKER ORIGINATION PROCESS. Once approved, a broker may submit loan applications to us for prospective borrowers. To process broker submissions, our broker originations channel is organized by geographic regions and into teams, each consisting of account executives, account managers and processors, all of which are generally assigned to specific brokers. Since we operate in a highly competitive environment where brokers often submit the same loan application to several prospective lenders simultaneously, we strive to provide brokers with a rapid and informed response. Account executives analyze the application and provide the broker with a preliminary approval, subject to final underwriting approval, or a denial, typically within the same business day. In addition, brokers can obtain preliminary approvals, typically within seconds, directly from Click & Close(R), our proprietary originations software program. Once we receive a loan application from a broker, we log the application into Click & Close, which automatically queues the loan to an underwriter from the team covering that geographic area and/or broker. If the application is approved by our underwriting department, a "conditional approval" will be issued to the broker with a list of specific conditions to be met and additional documents to be supplied prior to funding the loan. The file is then queued back to the account manager and processor, who work directly with the submitting broker to collect the requested information, to confirm satisfaction of all underwriting conditions and receipt of all appropriate documentation and disclosures to the customer.

         RETAIL PLATFORM

         With a network of 11 origination centers and one telemarketing office, we have a physical retail presence in nine states.

         RETAIL ORIGINATION PROCESS. We develop retail loan leads primarily through telemarketing activities, as well as Internet leads, direct mail, radio advertising and our network of eleven origination centers located in nine states. Through our marketing efforts, the retail loan channel is able to identify, locate and focus on individuals who, based on historical customer profiles, are likely customers for our products.

         Typically, contact with the customer is initially handled through our telemarketing center. On the basis of an initial screening conducted at the time of the call, we make a preliminary determination of the potential customer's level of interest in taking a loan out with us. If appropriate, we will forward the customer to one of our origination centers. The mortgage analyst at the origination center may complete the application over the telephone, or schedule an appointment in the retail loan office most conveniently located to the customer or in the customer's home, depending on the customer's needs.

         MORTGAGE ANALYST. The mortgage analyst assists the customer in completing the loan application, ensures that an appraisal has been ordered from an independent third party appraisal company, orders a credit report from an independent, nationally recognized credit reporting agency and performs various other tasks in connection with the completion of the loan package. Our mortgage analysts are trained to structure loans that meet the customer's needs while satisfying our lending guidelines. We compensate our mortgage analysts, who are the primary relationship contacts with our borrowers, predominantly on a commission basis. At March 31, 2004, we employed 261 mortgage analysts.

         HISTORICAL LOAN ORIGINATIONS

         Our loan originations increased by 96% to $1,713 million in 2003 from $872 million in 2002. The following table shows certain data regarding our loans, presented by channel of loan originations, for the years shown:

                                                                                 YEAR ENDED DECEMBER 31,
                                                                                 -----------------------
(DOLLARS IN THOUSANDS)                                                        2001          2002           2003
                                                                          ----------------------------------------
BROKER:
   Number of brokered loans                                                    4,365         4,611          6,087
   Principal balance                                                        $345,916      $534,999     $1,005,484
   Average principal balance per loan                                            $79          $116           $165
   Combined weighted average initial loan-to-value ratio(1)                    71.7%         74.6%          74.2%
   Weighted average interest rate                                              11.1%          9.5%           8.0%
   Weighted average credit score                                                 584           601            622
RETAIL:
   Number of brokered loans                                                    3,350         3,466          6,309
   Principal balance                                                        $275,799      $337,191       $707,253
   Average principal balance per loan                                            $82           $97           $112
   Combined weighted average initial loan-to-value ratio(1)                    77.4%         79.5%          79.6%
   Weighted average interest rate                                               9.8%          9.1%           8.3%
   Weighted average credit score                                                 633           631            633
TOTAL LOAN PURCHASES AND ORIGINATIONS:
    Number of brokered loans                                                   7,715         8,077         12,396
    Principal balance                                                       $621,715      $872,190     $1,712,737
    Average principal balance per loan                                           $81          $108           $138
    Combined weighted average initial loan-to-value ratio(1)                   74.2%         76.5%          76.4%
    Weighted average interest rate                                             10.5%          9.4%           8.1%
   Weighted average credit score                                                 606           613            627
DATA BY LIEN POSITION:
First mortgage:
     Percentage of total purchases and originations                            94.1%         96.3%          97.7%
     Weighted average interest rate                                            10.5%          9.3%           8.1%
     Weighted average initial loan-to-value ratio(1)                           74.2%         76.4%          76.4%
Second mortgage:
     Percentage of total purchases and originations                             5.9%          3.7%           2.3%
     Weighted average interest rate                                            11.1%         10.5%           9.3%
     Weighted average initial loan-to-value ratio(1)                           75.4%         79.3%          78.5%

---------------
(1) We determine the weighted average initial loan-to-value ratio of a loan secured by a first mortgage by dividing the amount of the loan by the lesser of the purchase price or the appraised value of the mortgage property at origination. We determine the weighted average initial loan-to-value ratio of a loan secured by a second mortgage by taking the sum of the loan secured by the first and second mortgages and dividing by the lesser of the purchase price or the appraised value of the mortgage property at origination.

     The following table shows the geographic distribution of loan originations for the periods indicated:

                                                          YEAR ENDED DECEMBER 31,
                       -----------------------------------------------------------------------------------------------
                                  2001                              2002                             2003

      REGION           PERCENTAGE      DOLLAR VALUE     PERCENTAGE      DOLLAR VALUE      PERCENTAGE      DOLLAR VALUE
-------------------    ----------      ------------     ----------      ------------      ----------      ------------
                                                           (DOLLARS IN MILLIONS)
NY, NJ and PA               40.0%      $      248.4          43.1%      $      376.1           45.8%      $     784.7
Midwest                     34.1              212.2          25.5              222.1           16.8             287.6
Mid-Atlantic*               11.8               73.1          13.5              118.2           17.8             305.2
Southeast                    7.5               46.8           9.5               82.5            7.4             126.2
New England                  5.6               34.9           7.3               64.0            8.0             136.5
West                         1.0       $        6.3           1.1       $        9.3            4.2       $      72.5

     -----------
     *   Excluding New York, New Jersey and Pennsylvania.

     LOAN FUNDING STRATEGY

     We securitize or sell virtually all of the mortgage loans we originate. As a fundamental part of our present business and financing strategy, we securitize almost all of our mortgage loans. In 2003, securitizations and whole loan sales comprised approximately 97% and 3%, respectively, of our loan sales. Historically, we have generally realized higher gain on sale when we securitize loans than when we sell whole loans.

     Securitization involves the public offering by a securitization trust of asset-backed pass-through securities and related interests, including securitization servicing rights on newly-originated pools of mortgage loans. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Securitizations." Whole loan sales are the sale of pools of individual loans to institutional investors, banks and consumer finance-related companies on a servicing released basis.

     The following table sets forth certain information regarding the loans we sold through our securitizations and on a whole loan basis during the periods presented:

                                                                          YEAR ENDED DECEMBER 31,
                                                                          (dollars in thousands)
                                                             2001                  2002                2003
                                                        --------------        --------------        -----------
              Loans sold through securitizations           $ 345,000            $ 819,039           $1,495,183
              Whole loan sales                               261,110              103,018               42,417
                                                           ---------            ---------           ----------
              Total loans sold                             $ 606,110            $ 922,057           $1,537,600
                                                           =========            =========           ==========

     INITIAL LOAN FUNDING. After we close or fund a loan and prior to a securitization or whole loan sale, we typically pledge the loan as collateral under a warehouse line of credit to obtain financing against that loan. Typically, our loans are financed though a warehouse line of credit for only a limited period of time, generally not more than three months. We apply the net proceeds from our periodic securitizations and whole loan sales to pay down our warehouse lines of credit in order to create available capacity under these facilities for future funding of mortgage loans. We utilize any additional funds for working capital. As of March 31, 2004, we had $700 million in committed warehouse facilities through two separate credit providers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Financing Facilities."

     HISTORICAL SECURITIZATION STRATEGY. Through the end of 2003, we structured all of our securitizations as off-balance sheet transactions. Accordingly, under SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," we recorded a gain on sale of mortgage loans upon completion of each securitization.

     CURRENT SECURITIZATION STRATEGY. Starting in 2004, we began structuring our securitizations as on-balance sheet financings, which requires us to use portfolio-based accounting. We currently intend to structure all of our future securitizations as on-balance sheet financings under SFAS No. 140. See "-- Recent Developments."

     In March 2004, we completed our first on-balance sheet securitization. This securitization does not meet the qualifying special purpose entity criteria under SFAS No. 140 and related interpretations because, after the loans are securitized, we have the right to repurchase from the trust up to 1% of the aggregate outstanding principal balance of the mortgage loans as of the securitization closing date at a fixed purchase price.

     We believe that our emphasis on structuring our future securitizations as on-balance sheet financings will ultimately increase our earnings and remove much of the volatility associated with recording gains each quarter from securitizations. Nonetheless, we believe that securitizations, whether structured as off-balance sheet sale or on-balance sheet financing, effectively provide us with a source of long-term financing.

     In connection with the securitization we issued in the first quarter of 2004, we will establish an allowance for loan losses based on known and inherent risk in the portfolio. In order to estimate an appropriate allowance for losses for loans held for investment, we will estimate losses using detailed analysis of historical loan performance data. This data is analyzed for loss performance and prepayment performance by product type, origination year and securitization issuance. The results of that analysis are then applied to the current long-term mortgage portfolio and an estimate is created. In accordance with SFAS No. 5, we believe that pooling of mortgages with similar characteristics is an appropriate methodology in which to evaluate the allowance for loan losses. Provision for losses is charged to our consolidated statement of operations. Losses incurred are charged to the allowance.

     While we will continually evaluate the adequacy of this allowance, we recognize that there are qualitative factors that must be taken into consideration when evaluating and measuring potential expected losses on mortgage loans. These items include, but are not limited to, current performance of the loans, economic indicators that may affect the borrower's ability to pay, changes in the market value of the collateral, political factors and the general economic environment. As these estimates are influenced by factors outside of our control and as uncertainty is inherent in these estimates, it is reasonably possible that they could change. In particular, if conditions were such that we were required to increase the provision for losses, any increase in the provision for losses may harm our results of operations.

     2003 SECURITIZATIONS. During 2003, we issued four securitizations which included an aggregate of $1.6 billion in collateral. Of this amount, we delivered a total of $1.5 billion of mortgage loans during 2003. We delivered the remaining $114 million of mortgage loans into a securitization trust in January 2004 using a pre-funding feature. All of our 2003 securitizations received ratings on various classes of securities ranging from AAA/Aaa to BBB-/Baa3 by S&P, Fitch and Moody's, respectively. The following table sets forth information with respect to our 2003 securitizations by offering size, which includes pre-funded amounts, duration weighted average pass-through rate and type of credit enhancement.

                                                                 INITIAL DURATION
                                   OFFERING SIZE   COLLATERAL    WEIGHTED AVERAGE     CREDIT
         SECURITIZATION   ISSUED     (MILLIONS)    (MILLIONS)    PASS-THROUGH RATE  ENHANCEMENT
         --------------  --------     --------     ----------    -----------------  -----------
         2003-1..........03/27/03      $258.6         $263.1          2.40%         Senior/Sub
         2003-2..........06/26/03       393.0          400.0          2.19%         Senior/Sub
         2003-3..........09/30/03       434.7          440.0          1.83%         Senior/Sub
         2003-4..........12/29/03       470.0          475.0          2.13%         Senior/Sub

     At the time we completed the 2003 securitizations, we recognized as revenue the following economic interests, net of related transaction costs:

     o the cash purchase price from the sale of the NIM note(s) issued by a NIM trust;

     o   the cash purchase price from the sale of interest-only certificates;

     o the value of the excess cashflow certificates (initially, the NIM owner trust certificate) that we retained; and

     o the cash premium we received from selling the right to service the loans being securitized.

     NET INTEREST MARGIN TRANSACTIONS. Starting in 2002, we began utilizing a securitization strategy in which we completed a concurrent net interest margin transaction, or NIM transaction, in conjunction with the underlying securitization. In a typical NIM transaction, we sell the excess cashflow certificate and P certificate to a NIM trust, which is also a QSPE.

         NIM transactions have typically enabled us to generate positive upfront cash flow upon securitization of our mortgage loans. In all of our 2002 and 2003 securitizations effected with a concurrent NIM transaction, the cash proceeds that we received upon closing, net of funding the upfront overcollateralization, securitization and NIM-related costs, exceeded our cost to originate the loans included in the transaction. The 2002 and 2003 transactions yielded cash proceeds in amounts comparable to, and in most cases higher than, whole loan sales.

         In the securitizations and related NIM transactions we completed in 2002 and 2003, in which the underlying securitization was structured as an off-balance sheet sale under SFAS No. 140, we recorded the net cash proceeds generated from the sale of the NIM notes as a component of our net gain on sale of mortgage loans. Under this structure, we also retained, and recorded as a component of our net gain on sale of mortgage loans, a relatively small excess cashflow certificate. We have recorded this certificate at its estimated fair value, which has ranged from 0.0% to 1.0% of the securitized collateral.

         Beginning with our 2004 securitizations in which our typical securitization will be structured as an on-balance sheet financing, no gain on sale will be recorded. Instead, we will record the amount of the NIM notes as a liability on our balance sheet. See "Management's Discussion of Financial Condition and Results of Operations - Securitizations."

         OVERCOLLATERALIZATION. In all of our securitizations, we utilize an overcollateralization provision, which is a credit enhancement that is designed to protect the securities sold to the securitization pass-through investors from credit losses, which arise principally from defaults on the underlying mortgage loans. Overcollateralization occurs when the amount of mortgage collateral owned by a securitization trust exceeds the aggregate amount of senior pass-through certificates. The O/C is generally expressed as a percentage of the initial mortgage loan or collateral principal balance sold to the securitization trust.

         Our securitizations have typically required an O/C of between 1.05% and 3.0% of the initial mortgage loans sold to the securitization trust. Prior to 2002, we structured our securitizations such that the O/C would self fund and build up over time, typically over the first 18 to 24 months of a securitization (with the specific timing depending upon the structure, amount of excess spread, and performance of the securitization).

         As part of our NIM transactions beginning in 2002, the rating agencies have required us to "fully fund" the O/C at closing, as opposed to having it build up over time as we had in past securitizations. To achieve a fully funded O/C, we have sold senior pass-through certificates totaling approximately 1.05% to 2.00% less than the collateral sold to the securitization trust. See "Management's Discussion of Financial Condition and Results of Operations - Securitizations."

     OTHER INCOME

         In addition to the income and cash flows we earn from securitizations and whole loan sales, we also earn income and generate cash flows from:

   o the net interest spread earned on mortgage loans while we hold the mortgage loans for sale, which represents the difference between the interest rate on a mortgage loan paid by the borrower less the financing costs we pay to our warehouse lenders to fund our loans;

   o the net interest spread earned on mortgage loans while we hold the mortgage loans for sale, which represents the difference between the interest rate on a mortgage loan paid by the borrower less the financing costs we pay to our warehouse lenders to fund our loans;

   o net loan origination fees on wholesale loans and retail loans, which we record as a component of net gain on sale of mortgage loans;

   o   retained excess cashflow certificates;

   o distributions from the LLC. We have a non-voting membership interest in the LLC, which entitles us to receive 15% of the net cash flows from the LLC through June 2004 and, thereafter, 10% of the net cash flows from the LLC. We have not received our distributions since the second quarter of 2003 due to a dispute with the LLC's President, which has led us to commence a lawsuit to recover all of the amounts due to us (see Note 3 to Consolidated Financial Statements - "Corporate Restructuring, Debt Modification, and Debt Restructuring."); and

   o miscellaneous interest income, including prepayment penalties received on some of the loans we sold in securitizations prior to 2002.

     LOAN UNDERWRITING

         We conduct all of our underwriting in-house and do not delegate underwriting authority to any third party. As of March 31, 2004, we have a staff of 52 underwriters with an average of nine years of non-conforming lending experience and five years working for us. All underwriting functions for broker originations are conducted in our Woodbury, New York headquarters and our Cincinnati, Ohio underwriting office. All underwriting functions for retail originations are conducted in our Cincinnati, Ohio underwriting office, our Phoenix, Arizona origination center and our Woodbury, New York headquarters.

         Our underwriting department functions independently of our business development and sales departments and does not report to any individual directly involved in the sales origination process. None of our underwriters are compensated on an incentive or commission basis. Our underwriters are trained to review all components of the loan to determine its compliance with our underwriting guidelines.

         UNDERWRITING GUIDELINES. We maintain written underwriting guidelines that are utilized by all employees associated with the underwriting process. Throughout our 22 year history, these guidelines have been reviewed and updated from time to time by senior underwriters and the head of risk management. We provide our underwriting guidelines to all of the brokers from whom we accept loan applications. Loan applications received from brokers are classified according to particular characteristics, including, but not limited to, the applicant's:

   o   ability to pay;

   o credit history (with emphasis on the applicant's existing mortgage payment history);

   o   credit score;

   o   income documentation type;

   o   lien position;

   o   loan-to-value ratio;

   o   property type; and

   o general stability, in terms of employment history, time in residence, occupancy and condition and location of the collateral.

         We have established classifications with respect to the credit profile of the applicant, and each loan is placed into one of four letter ratings "A" through "D," with sub-ratings within those categories. Terms of loans that we make, as well as maximum loan-to-value ratios and debt-to-income ratios, vary depending on the classification of the applicant and the borrower's credit score. Loan applicants with less favorable credit ratings and/or lower credit scores are generally offered loans with higher interest rates and lower loan-to-value ratios than applicants with more favorable credit ratings and/or higher credit scores. The general criteria our underwriting staff uses in classifying loan applicants are set forth in the following table.

Summary of Delta's Principal Underwriting Criteria (1)

                                       "A" RISK               "B" RISK                  "C" RISK                "D" RISK
                                       --------               --------                  --------                --------
Credit Profile.............      Excellent credit       Good overall credit       Good to fair credit      Fair to poor credit
                                 history

Existing Mortgage
  History...........             Up  to a  maximum  of  Up to a  maximum  of      Mortgage   up  to  60    Mortgage
                                 two    30-day    late  one   60-day    late      days   delinquent  at    delinquent  90 days
                                 payments  in the last  payment  in the last      close.    Up   to   a    or more.
                                 12 months.             12 months                 maximum     of    one
                                                                                  90-day  late  payment
                                                                                  in the last 12 months

Credit Scores (2)..........      Generally,    minimum  Generally,   minimum      Generally,    minimum    Generally,  minimum
                                 credit score of 500.   credit score of 500.      credit score of 500.     credit   score   of
                                                                                                           500.

Bankruptcy Filings.........      Ch. 7  discharged  or  Ch. 7 discharged  or      Ch. 7  discharged  or    May  be   open   at
                                 Ch.  13  filed   more  Ch.  13  filed  more      Ch.  13  filed  prior    closing,  but  must
                                 than two years  prior  than one year  prior      to  closing   and  if    be  paid  off  with
                                 to closing.            to  closing  and  if      Ch. 13 is open,  must    proceeds
                                                        Ch. 13 is open, be paid
                                                        off with must be paid
                                                        off proceeds. with
                                                        proceeds.

Debt Service to
  Income Ratio ............      55% or less            55% or less               55% or less              55% or less


Maximum Loan-to-Value
  (LTV) ratio: (2)

  Owner-Occupied...........      Up to 100%  LTV  with  Up to 90%  LTV  with    Up to 80% LTV  with a      Up to 70% LTV  with
                                 a  625  credit  score  a 600  credit  score    550 credit  score for      a 550 credit  score
                                 for    full    income  for   full    income    full   income   check      and   mortgage  not
                                 check     loans    if  check    loans    if    loans if  mortgage is      worse  than 90 days
                                 mortgage  is no worse  mortgage    is    no    0x90.                      delinquent       at
                                 than 1x30.             worse than 3x30.                                   close.

  Non-Owner Occupied.......      Up to 90% LTV  with a  Up to 80%  LTV  with    Up to 75% LTV  with a      Not available.
                                 675 credit  score for  a 575  credit  score    575 credit  score for
                                 full   income   check  for   full    income    full   income   check
                                 loans if  mortgage is  check    loans    if    loans if  mortgage is
                                 no worse than 1x30.    mortgage    is    no    0x90.
                                worse than 3x30.

------------------
      (1) Each lettered risk classification has one or more sub-classifications. For example, within the "A" risk class, there are the following credit program sub-classifications: "A+", "A1" and A2. The letter grades applied to each risk classification in the table reflect our internal standards and do not necessarily correspond to classifications used by other mortgage lenders.

      (2) The minimum credit score and maximum loan-to-value set forth in the table is for borrowers providing full documentation for a first mortgage on a 1-2 family property. Depending on the risk parameters of the loan, the minimum credit score requirement may be higher and the maximum loan-to-value may be lower, or require a higher credit score for the same loan-to value. ("1x30" means one payment late by 30 days; "3x30" means three payments late by 30 days; "0x90" means no payments late by 90 days.)

     UNDERWRITING EXCEPTIONS. We use these categories and characteristics as guidelines only. On a case-by-case basis, we may determine that the prospective borrower warrants an exception from the guidelines if sufficient compensating factors exist. Examples of compensating factors we consider include the following:

     o  low debt ratio;

     o  long-term stability of employment and/or residence;

     o  excellent payment history on past mortgages;

     o  a significant reduction in monthly expenses; or

     o  low loan-to-value ratio.

     HISTORICAL LOAN PRODUCTION BY CREDIT GRADE. The following table sets forth certain information with respect to our originations of first and second mortgage loans by borrower classification, along with weighted average coupons, for the periods shown and highlights the improved credit quality of our originations.

                                           (DOLLARS IN THOUSANDS)

                                                   PERCENT                                          WEIGHTED AVERAGE
YEAR          CREDIT            TOTAL             OF TOTAL           WAC(1)            WLTV(2)        CREDIT SCORE
----          ------            -----             --------           ------            -------      -----------------
2003             A         $ 1,539,028              89.9%              8.0%            77.5%                633
                 B              92,886               5.4               9.3             69.9                 578
                 C              55,431               3.2               9.7             66.2                 576
                 D              25,392               1.5              10.8             56.2                 563
                           -----------             -----             -----             ----                 ---
            Totals         $ 1,712,737             100.0%              8.1%            76.4%                627
                           ===========             ======            ======            =====                ===

2002             A         $   752,920              86.3%              9.1%            78.1%                619
                 B              57,186               6.6              10.3             70.3                 579
                 C              42,903               4.9              11.1             66.0                 562
                 D              19,181               2.2              12.1             55.5                 561
                           -----------             -----             -----             ----                 ---
            Totals         $   872,190             100.0%              9.4%            76.5%                613
                           ===========             ======            ======            =====                ===

2001             A         $   478,485              77.0%             10.0%            76.7%                621
                 B              59,729               9.6              11.5             68.6                 561
                 C              61,498               9.9              12.2             66.7                 548
                 D              22,003               3.5              13.2             57.4                 548
                           -----------             -----              -----            ----                 ---
            Totals         $   621,715             100.0%             10.5%            74.2%                606
                           ===========             ======            ======            =====                ===

------------------
(1) Weighted Average Coupon ("WAC").

(2) Weighted Average Initial Loan-to-Value Ratio ("WLTV").

     DOCUMENTATION AND REVIEW. Our mortgage loan program includes:

     o  a full documentation program;

     o  a limited documentation program;

     o  a no income verification program for self-employed borrowers; and

     o  a stated income program.

     Our borrowers' total monthly debt obligations -- which include principal and interest on the new loan and all other mortgages, loans, charge accounts and scheduled indebtedness -- generally are 50% or less of the borrower's monthly gross income. Some of our borrowers will qualify using our maximum debt-to-income ratio of 55%. For loans to borrowers who are salaried employees, we require current employment information in addition to employment history. We verify this information based on one or more of the following items: written confirmation from employers; recent pay-stubs; recent W-2 tax forms; recent tax returns; and bank statements and telephone confirmation from the employer. For our limited documentation program, we require either six months of bank statements or a letter from the employer confirming employment to be submitted which contains substantially the same information one would find on a standard verification of employment form, including:

     o  job position;

     o  length of time on job;

     o  current salary; and

     o the job letter should appear on the employer's letterhead and include the telephone number and signature of the individual completing the letter on behalf of the employer.

     For our no income verification program, we require proof of self-employment in the same business for two years. We only offer our stated income program, which represents a very small percentage of our loans, for better credit quality borrowers where a telephone verification is performed by an underwriter to verify that the borrower is employed. We usually require lower combined loan-to-value ratios with respect to loans made under programs other than the full documentation program.

     We assess a borrower's credit-worthiness primarily based on the borrower's mortgage history and credit score, and we generally adjust our pricing and loan-to-value ratios based on many other risk parameters. Our borrowers often have either (a) mortgage or other credit delinquencies, (b) problems providing documentation required by traditional lenders, and/or (c) collateral types that traditional lenders will not lend against. Qualification for a loan is based primarily upon our risk-based pricing model and guidelines, which we have developed over our 22 year history and our extensive database of prior loan performance. Because there are compelling circumstances with some borrowers, we employ experienced non-conforming mortgage loan credit underwriters to review the applicant's credit profile and to evaluate whether an impaired credit history is a result of adverse circumstances or a continuing inability or unwillingness to meet credit obligations in a timely manner. An applicant's credit record will often be impaired by personal circumstances, including divorce, family illnesses or deaths and temporary job loss due to layoffs and corporate downsizing.

     UNDERWRITING CONTROLS. We have instituted underwriting internal controls that are designed to ensure that loans are generally reviewed and approved by a minimum of two underwriters. The underwriting department employs underwriters with different levels of experience and authority. Loans generally must receive a secondary review by an underwriter of equal or higher rank. Although the most senior underwriters do not require a secondary review in some circumstances, the vast majority of our loans are reviewed by at least two underwriters. Similarly, maximum loan amount and loan-to-value approval authorities are assigned to each level, ensuring that loans at the highest dollar or LTV-limits we offer are reviewed and approved only by the underwriting department's most senior members.

     COLLATERAL TYPE. Our loans are generally secured by one- to four-family residences, including condominiums and town-houses, and these properties are usually occupied by the owner. It is our policy not to accept commercial properties or unimproved land as collateral. However, we will accept mixed-use properties, such as a property where a portion of the property is used for residential purposes and the balance is used for commercial purposes, and we will accept small multifamily properties of five to eight units, both at reduced loan-to-value ratios. We do not originate loans where any senior mortgage contains open-end advance, negative amortization or shared appreciation provisions -- all of which could have the effect of increasing the amount of the senior mortgage, thereby increasing the combined loan-to-value, or LTV, and increasing the risk of the loan to us.

     APPRAISALS AND QUALITY CONTROL. We underwrite every loan submitted to us by thoroughly reviewing credit and by performing the following:

     o a separate appraisal review conducted by our underwriter and/or appraisal review department on appraisals that were not centrally ordered by us; and

     o a full compliance review, to ensure that all documents have been properly prepared, all applicable disclosures given in a timely fashion, and proper compliance with all federal and state regulations.

     We require appraisals to be performed by third-party, fee-based appraisers or by our approved appraisers and to conform generally to current Fannie Mae and Freddie Mac secondary market requirements for residential property appraisals. Each appraisal includes, among other things, an inspection of both the exterior and interior of the subject property and data from sales within the preceding 12 months of similar properties within the same general location as the subject property. We perform an appraisal review on each loan prior to closing on appraisals that were not centrally ordered by us. We do not believe that the general quality control practices of many conventional mortgage lenders, which is to perform only drive-by appraisals after closings, provides sufficient protection for non-centrally ordered appraisals. As such, in addition to reviewing each of these appraisals for accuracy, we access alternate sources to validate sales used in the appraisals to determine market value. These sources include:

     o  Multiple Listing Services;

     o assessment and sales services, such as Comps, Inc., Pace, 1st American and Transamerica;

     o  on-line Internet services such as Realtor.com; and

     o other sources for verification, including broker price opinions and market analyses by local real estate agents.

     For quality control purposes, using the criteria that we have developed over time, we actively track and grade all appraisers from whom we accept appraisals. We do not accept work from appraisers who have not conformed to our review standards.

     CLOSING PROCESS. After completing the underwriting and processing of a brokered loan, we schedule the closing of the loan with an approved closing attorney or settlement agent. We hold the closing attorney or settlement agent responsible for completing the loan closing transaction in accordance with applicable law and our operating procedures. We also require title insurance that insures our interest as a lender, and evidence of adequate homeowner's insurance naming us or our servicing agent as an additional insured party on all loans.

     In most cases, we fund loans within 14 to 21 days after preliminary approval of the loan application. In the case of a denial, we will make all reasonable attempts to ensure that there is no missing information concerning the borrower or the application that might change the denial decision on the loan.

     QUALITY CONTROL. We perform a post-funding quality control review to monitor and evaluate our loan origination policies and procedures. The quality control department is separate from the underwriting department and reports directly to a member of senior management.

     Our quality control department samples at least 10% of all loan originations and performs a full quality control re-underwriting and review, the results of which are reported to senior management on a quarterly basis. On a daily basis, should the need arise, the manager of quality control underwriting will notify senior management of any critical loan findings. The sample of loans reviewed are selected in the following manner:

     o  all early default payments and customer complaints;

     o  at least 5% of the loans reviewed are selected on a random basis; and

     o targets, which may be based on sources of business (both internal branches/teams and external brokers, areas or other third parties) or products (perceived riskier products and newly offered products).

         If any discrepancies are discovered during the review process, a senior quality control underwriter re-reviews the loan and proceeds with any necessary follow-up actions. Discrepancies noted by the review are analyzed and corrective actions are instituted. A typical quality control underwriting review currently includes:

     o obtaining a new verification of value and/or photograph for each property;

     o  re-verifying the credit report;

     o reviewing loan applications for completeness, signature, and consistency with other processing documents;

     o obtaining new written and/or verbal verification of income and employment from employer;

     o obtaining new written and/or verbal verification of mortgages to re-verify any outstanding mortgages, if necessary; and

     o  analyzing the underwriting and program selection decisions.

We update the quality control process from time to time as our policies and procedures change.

     CLICK & CLOSE(R). Click & Close ("C&C") is a proprietary web-based system that we developed internally to streamline and integrate our origination process by dramatically reducing paperwork. Click & Close, or C&C, opens an online channel of communications between us, brokers, borrowers and a wide range of other mortgage information sources. We currently use C&C to automate and facilitate many of our origination processes, including but not limited to:

         o logging in and tracking applications in our retail and wholesale channels;

         o increasing the amount of internal loan origination processes that can be handled electronically, which reduces paper flow between account managers, loan processors and underwriters and allows us to become more paperless;

         o   generating pre-approvals utilizing our risk-based pricing model;

         o generating stipulation sheets, preliminary disclosures and other documents; and

         o easy, real time supervisory oversight to ensure all applications are being worked on in a timely manner.

         We are continuing to improve C&C to further streamline our processes and to reduce the paper flow required throughout the mortgage origination process. We have applied to the U.S. Patent and Trademark Office for a patent relating to our Click & Close (R) technology.

     LOAN SERVICING

         Prior to May 2001, we serviced substantially all of the loans that we originated and purchased since our inception in 1982.

         In January 2001, we entered into an agreement with Ocwen to transfer our servicing portfolio to it. In May 2001, we physically transferred our entire servicing portfolio to Ocwen, and laid-off our servicing staff. We no longer service loans nor do we have a servicing operation. We do, however, maintain several employees to assist third parties with delinquent and defaulted loans, as well as portfolio retention. Currently, Ocwen services our loans while in inventory pending securitization or whole loan sale. We make the determination to have either Ocwen or other similar servicers service the loans at the time we securitize our mortgage loans. If we choose a servicer other than Ocwen, then Ocwen will, on our behalf, transfer the mortgage loans electronically to the other servicer. We anticipate that a servicing transfer can be completed within 45 days following the close of the securitization. We will continue to make on-going determinations as to who the servicer will be on each of our securitizations.

     COMPETITION

     As an originator of mortgage loans, we face intense competition, primarily from diversified consumer financial companies and other diversified financial institutions, mortgage banking companies, commercial banks, credit unions, savings and loans, mortgage REITs and finance companies. Many of these competitors in the financial services business are substantially larger, have more capital and substantially greater resources than we do, a lower cost of funds and a more established market presence that we have. In addition, we have experienced increased competition over the Internet, where barriers to entry are relatively low. Competition can take many forms, including interest rates and costs of the loan, less stringent underwriting standards, convenience in obtaining a loan, customer service, amount and term of a loan and marketing and distribution channels. Furthermore, the level of gains realized by us and our competitors on the sale of the type of loans originated has attracted additional competitors into this market, which has lowered the gains that may be realized by us on future loan sales. In addition, efficiencies in the asset-backed market have generally created a desire for even larger transactions, giving companies with greater volumes of originations a competitive advantage, including a pricing advantage.

      If our competitors increase their marketing efforts to include our target market of borrowers, we may be forced to reduce the rates and fees we currently charge in order to maintain and expand our market share. Any reduction in our rates or fees could reduce our profitability and harm our business.

     Over the past several years, many larger finance companies, financial institutions and conforming mortgage originators have adapted their conforming origination programs and allocated resources to the origination of non-conforming loans. Some of these companies have begun to offer products similar to those offered by us to customers in our target market. For example, the government-sponsored entities, Fannie Mae and Freddie Mac, have begun to adapt some of their programs to include some products similar to those offered by us, and have begun to expand their presence into the non-conforming market. These government-sponsored entities have a size and cost-of-funds advantage that allows them to purchase loans with lower rates or fees than we are willing to offer. A material expansion of their involvement in the market to purchase non-conforming loans could change the dynamics of the industry in which we operate in ways adverse to us by virtue of their size, pricing power and the inherent advantages of a government charter. In addition, if as a result of their purchasing practices, these government-sponsored entities experience higher-than-expected losses, overall investor perception of the non-conforming mortgage industry may suffer. The entrance of these government-sponsored entities and other larger and better-capitalized competitors into our market may reduce our market share and/or our overall level of loan originations.

     We depend primarily on independent mortgage brokers for the origination of our wholesale mortgage loans, which constitute the majority of our loan production. These independent mortgage brokers have relationships with multiple lenders and are not obligated by contract or otherwise to do business with us. We compete with these lenders for the independent brokers' business on the basis of pricing, service, loan fees, costs and other factors. Competition from other lenders could negatively affect the volume and pricing of our wholesale loans, which could reduce our loan production.

     REGULATION

     We must comply with the laws and regulations, as well as judicial and administrative decisions, in all of the jurisdictions in which we are licensed to originate mortgage loans, as well as an extensive body of federal law and regulations. Our business is subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities. Our consumer lending activities are subject to, among other laws and regulations, the following:

         o the Federal Truth-in-Lending Act and Regulation Z (including the Home Ownership and Equity Protection Act of 1994);

         o   the Equal Credit Opportunity Act of 1974, as amended (ECOA);

         o   the Fair Credit Reporting Act of 1970, as amended;

         o   the Real Estate Settlement  Procedures Act (RESPA),  and Regulation
             X;

         o   the Home Mortgage Disclosure Act;

         o   the Federal Debt Collection Practices Act; and

         o other federal, state and local statutes and regulations affecting our activities.


     We also are subject to the rules and regulations of, and examinations by, the Department of Housing and Urban Development ("HUD") and state regulatory authorities with respect to originating, processing and underwriting loans (and servicing loans prior to May 2001). These rules and regulations, among other things:

         o   impose licensing obligations on us;

         o   establish eligibility criteria for mortgage loans;

         o   prohibit discrimination;

         o   provide for inspections and appraisals of properties;

         o   require credit reports on loan applicants;

         o regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features;

         o   mandate specified disclosures and notices to borrowers; and

         o in some cases, fix maximum interest rates, fees and mortgage loan amounts.

     Failure to comply with these requirements can lead to, among other things, loss of approved status, demands for indemnification or mortgage loan repurchases, rights of rescission for mortgage loans, class action and other lawsuits, and administrative enforcement actions, including, without limitation, fines and penalties.

     Several states and local municipalities have recently enacted so-called "high cost" mortgage laws and/or regulations. While many of these laws and regulations contain some provisions that are similar to one another, there are a variety of provisions that vary from state to state and municipality to municipality, which has significantly increased the costs of compliance. In addition, dozens of other state and local laws and regulations are currently under consideration, with more likely to be proposed in the foreseeable future, that are intended to further regulate our industry. Many of these laws and regulations seek to impose broad restrictions on a number of commonly accepted lending practices, including some of our practices. There can be no assurance that these proposed laws, rules and regulations, or other similar laws, rules or regulations, will not be adopted in the future. Adoption of these laws, rules and regulations could harm our business by:

     o substantially increasing the costs of compliance with a variety of potentially inconsistent federal, state and local laws;

     o substantially increasing the risk of litigation or administrative action associated with complying with these proposed federal, state and local laws, particularly those aspects of such proposed laws that contain subjective, as opposed to objective, requirements;

     o restricting our ability to charge rates and fees adequate to compensate us for the risk associated with a portion of our loans; or

     o if the law, rule or regulation is too onerous, potentially limiting our ability or willingness to operate in a particular geographic area.

     There are also several potential federal bills being proposed, at least one of which may provide for federal preemption over these existing and proposed state and local laws and regulations. There can be no assurance that any federal law will be passed addressing this matter, or that, if passed, it will contain a provision that preempts these state and local laws and regulations.

         In July 2003, regulations adopted by the Office of Thrift Supervision became effective. These regulations eliminated the ability of state-chartered financial institutions and bankers to charge prepayment penalties on alternative mortgages under the Federal Alternative Mortgage Transactions Parity Act, while federally-regulated entities still enjoy that right. As a result, these regulations provide a competitive disadvantage for state-chartered entities, such as our company, in certain states with respect to alternative mortgages.

         In September 1999, we settled allegations by the New York State Banking Department, or the NYSBD, and a lawsuit by the New York State Office of the Attorney General, or the NYOAG, alleging that we had violated various state and federal lending laws. The global settlement was evidenced by (a) a Remediation Agreement by and between our subsidiary, Delta Funding, and the NYSBD, dated as of September 17, 1999 and (b) a Stipulated Order on Consent by and among Delta Funding, us and the NYOAG, dated as of September 17, 1999. As part of the settlement, among other things, we agreed to the following:

     o  we have implemented agreed upon changes to our lending practices;

     o we are providing reduced loan payments aggregating $7.25 million to a group of borrowers identified by the NYSBD; and

     o we created a fund managed by the NYSBD and financed by the grant of 525,000 shares of our common stock.

     Each month, on behalf of borrowers designated by the NYSBD, we make subsidy payments to the related securitization trusts. These subsidy payments fund the difference between the original loan payments and the reduced loan payments. As part of our August 2001 exchange offer (see Notes 2 and 3 to Consolidated Financial Statements - "Summary of Regulatory Settlement" and "Corporate Restructuring, Debt Modification and Debt Restructuring"), the LLC is obligated to satisfy these payment subsidies out of the cash flows generated by the mortgage related securities it owns. If the LLC's cash flows are insufficient to pay this obligation, we remain responsible to satisfy our obligations under the Remediation Agreement.

     The proceeds of the stock fund will be used to pay borrowers and to finance a variety of consumer educational and counseling programs. We do not manage the fund created for this purpose. The number of shares of common stock deposited in the fund does not adjust to account for fluctuations in the market price of our common stock. Changes to the market price of these shares of common stock deposited in the fund do not have any impact on our financial statements. We did not make any additional financial commitments between the settlement date and March 2000, or at any time thereafter. The Stipulated Order on Consent and the Remediation Agreement both expired by their terms in September 2002. We remain obligated as discussed above to continue to make subsidy payments on behalf of borrowers identified by the NYSBD for so long as these borrowers continue to make payments under the applicable mortgage loans.

     We believe that we are in material compliance with applicable federal and state laws and regulations.

     ENVIRONMENTAL MATTERS

     To date, we have not been required to perform any environmental investigation or clean-up activities, nor have we been subject to any environmental claims. There can be no assurance, however, that this will remain the case in the future. Although we primarily lend to owners of residential properties, in the course of our business, we may acquire properties securing loans that are in default. There is a risk that we could be required to investigate and clean-up hazardous or toxic substances or chemical releases at these properties, and may be held liable to a governmental entity or to third parties for property damage, personal injury and investigation and clean-up costs incurred in connection with the contamination. In addition, the owner or former owners of a contaminated site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property.

     EMPLOYEES

     As of March 31, 2004, we had a total of 913 employees (including both full-time and part-time employees). None of our employees are covered by a collective bargaining agreement. We consider our relations with our employees to be good.

     PROPERTIES

     Our executive and administrative offices are located at 1000 Woodbury Road, Woodbury, New York 11797, where we lease approximately 107,000 square feet of office space at an aggregate annual rent of approximately $2.3 million. The lease provides for certain scheduled rent increases and expires in 2009.

     We also maintain business development offices in New Jersey, Ohio, Pennsylvania and Virginia. Our retail operation currently maintains 11 retail origination centers in Arizona, Illinois, Kansas, Missouri, New York, North Carolina, Ohio (2), Pennsylvania (2), and Tennessee. We also maintain one telemarketing hub and one underwriting hub in Ohio. The terms of these leases vary as to duration and rent escalation provisions, with the latest expiring in 2009.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Our Directors and Executive Officers as of April 1, 2004 are as follows:

                                           DIRECTOR
NAME                                  AGE   SINCE    POSITION HELD WITH THE COMPANY
----                                  ---   -----    ------------------------------
Sidney A. Miller...................    69     1996     Chairman of the Board of Directors(1)

Hugh Miller........................    40     1996     President, Chief Executive Officer and
                                                       Director(1)

Richard Blass......................    40     1996     Executive Vice President, Chief Financial
                                                       Officer and Director(1)

Spencer I. Browne..................    54     2003     Director(2)

Martin D. Payson...................    68     1996     Director(2)(3)(4)

Arnold B. Pollard..................    61     1996     Director(2)(3)(4)

Margaret Williams..................    49     2000     Director

Randall F. Michaels................    44       --     Executive Vice President, Sales and Marketing

Lee Miller.........................    34       --     Executive Vice President, Chief Credit
                                                       Officer and Treasurer

Marc E. Miller.....................    37       --     Senior Vice President, General Counsel
                                                       and Secretary

-----------------
(1) Member of executive committee.

(2) Member of audit committee.

(3) Member of compensation committee.

(4) Member of nominating committee.

DIRECTORS

         Our Board of Directors currently consists of seven members divided into three classes serving staggered terms, with the term of one class of Directors to expire each year. At the Annual Meeting to be held in 2004, the stockholders will elect the Class II Directors, each for a term of three years, expiring in 2007 and until their successors shall have been elected and qualified. The current term of the Class I Directors expires in 2006, and the term of the Class III Directors expires in 2005, at which times Directors of such classes will be elected for three-year terms.

         With the exception of Sidney A. Miller, Hugh Miller and Richard Blass, all of our directors are independent directors for purposes of the American Stock Exchange's listing criteria.

CLASS I DIRECTORS

         Richard Blass is our Executive Vice President and has been the Chief Financial Officer since 1997, and a Director since 1996. He has served in various capacities since joining us in 1992. Before then, Mr. Blass was a money market and derivatives trader at Citicorp Securities Markets Inc.

         Arnold B. Pollard, Ph.D., is the Chief Executive Officer of CE Group and joined our Board of Directors in 1996. Dr. Pollard has been the President of Decision Associates, a management consulting firm specializing in organizational strategy and structure, for over 25 years. Dr. Pollard served as Chief Executive Officer of Chief Executive Group, which publishes Chief Executive magazine, from 1993 to 2002. Dr. Pollard was also a founding member of the Strategic Decision Analysis Group of SRI. Dr. Pollard also serves on the Board of Directors of Firebrand Financial Corporation, Sonic Foundry, the International Management Education Foundation, and The Committee for Economic Development, and is on the advisory board of People Trends, Inc.

CLASS II DIRECTORS

         Sidney A. Miller founded our company and has been Chairman of the Board of Directors since our inception. He was our President and Chief Executive Officer from 1982 to 1991 and has been involved in the mortgage banking industry since 1974. He is also a chartered life insurance underwriter. Mr. Miller is a Board Member of the Interfaith Nutrition Network for the Homeless, Finance Chairman of the Board of Trustees for Hunter College Foundation, an Executive Board Member of the Boy Scouts of America, a Member of Business Executives for National Security and an Associate Trustee of North Shore University Hospital.

         Martin D. Payson joined our Board of Directors in 1996. Mr. Payson is an investor and business advisor, having formerly served as Vice Chairman of Time Warner, Inc. from 1990 to 1992, and prior to the merger of Time Inc. and Warner Communications, Inc., Mr. Payson held the position of Office of the President and General Counsel of Warner Communications, Inc., of which he also was a Director for 14 years. From 1997 to 2000, he was Chairman of Latin Communications Group Inc. Mr. Payson serves on the Board of Directors of Panavision Inc. and Information Holdings, Inc.

         Spencer I. Browne joined our Board of Directors in 2003. Mr. Browne is a principal of Strategic Asset Management, LLC, a privately owned investment firm that he founded in November 1996 to assist small and mid-sized companies with access to the capital markets. Before then, in 1996, Mr. Browne served as President, Chief Executive Officer and a director of Asset Investors Corporation, now American Land Lease, Inc., a company he co-founded in 1986. In addition, from June 1990 to March 1996, Mr. Browne was president and a director of MDC Holdings, Inc., a major U.S. homebuilder. Mr. Browne currently serves on the Board of Directors of Annaly Mortgage Management, Inc., Internet Commerce Corporation and Government Properties Trust, Inc.

CLASS III DIRECTORS

         Hugh Miller has been our President and Chief Executive Officer since 1991, and a Director since our inception. He has been associated with us in various capacities since 1985 and has been primarily responsible for our day-to-day operations since 1985. Mr. Miller serves on the executive committee of the National Home Equity Mortgage Association.

         Margaret A. Williams joined our Board of Directors in April 2000. Ms. Williams has been the Chief of Staff for the Office of William J. Clinton since 2001. Before then, Ms. Williams served as the President of Fenton Communications, a public relations firm, from 2000 to 2001 and as a communications consultant from 1997 to 2000. Ms. Williams served as one of seventeen assistants to then President of the United States of America, William Jefferson Clinton and as Chief of Staff to then First Lady Hillary Rodham Clinton from 1993 to 1997. Ms. Williams was the Director of Communications for the Children's Defense Fund, a national non-profit organization, from 1985 to 1990 and the Deputy Director of Media Relations for the Center on Budget and Policy from 1983 to 1985.

OTHER SENIOR MANAGEMENT

         Randall F. Michaels is our Executive Vice President in charge of Sales and Marketing. Mr. Michaels re-joined us in September 2001 as the National Sales Manager, the position he previously held from 1995 until June 2001. Mr. Michaels is primarily responsible for supervising all aspects of our sales and marketing. Prior to joining us, Mr. Michaels was Regional Sales Manager of Quality Mortgage/Express Funding Inc., a mortgage finance company, for two years and, before that, Regional Sales Manager for American Funding Group, a mortgage finance company, for six years.

         Lee Miller, CFA, is our Executive Vice President, Chief Credit Officer and Treasurer. Mr. Miller joined us in 1994 as an Assistant Vice President, and his responsibilities have included analyzing securitization structures, product development, pricing, secondary marketing and risk management. Prior to joining us, Mr. Miller worked at J.P. Morgan Institutional Management trading money market securities and analyzing relative value.

         Marc E. Miller has been our Senior Vice President and General Counsel since 1998, overseeing our corporate legal department. Mr. Miller joined us in 1993 as an Assistant Vice President, primarily overseeing aspects of default management and other legal responsibilities. Prior to joining us, from 1991 to

1993, Mr. Miller was an associate at the law firm of Winick & Rich, P.C., where he specialized in commercial litigation.

FAMILY RELATIONSHIPS

         Hugh Miller, Marc E. Miller and Lee Miller are Sidney A. Miller's sons. No other family relationship exists among any of our Directors or executive officers as of the date of this prospectus. No arrangement or understanding exists between any Director or executive officer or any other person pursuant to which any Director or executive officer was selected as a Director or executive officer. Subject to their rights under applicable employment agreements, each executive officer serves at the pleasure of the Board of Directors.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

         As of the date of this prospectus, we are authorized to issue up to 49,000,000 shares of common stock. As of March 31, 2004, we had 16,935,502 shares of common stock issued and outstanding and had reserved 3,700,000 shares of common stock for issuance upon exercise of options.

         DIVIDENDS

         The holders of common stock are entitled to receive dividends when, as and if declared by our Board of Directors, out of funds legally available for their payment.

         RIGHTS UPON LIQUIDATION

         In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of common stock will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock have received their liquidation preferences in full.

         VOTING RIGHTS

         The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

         MISCELLANEOUS

         The holders of common stock are not entitled to preemptive or redemption rights. Shares of common stock are not convertible into shares of any other class of capital stock. Mellon Investor Services, LLC is the transfer agent and registrar for our common stock.

         LISTING

         Our common stock is traded on the American Stock Exchange under the symbol "DFC."

         REGISTRATION RIGHTS

         Under a registration rights agreement that we entered into in December 2000, the holders of approximately 862,403 shares of our common stock, all of which may be sold under this prospectus in connection with offerings that we effect through an agent, dealer or underwriter, have the right to include their shares in any registration statement that we file for capital-raising purposes or, under some circumstances, to require us to file a registration statement for the resale of their shares. Upon the completion of the sales contemplated by this prospectus, these holders will have no further registration rights under the agreement.

PREFERRED STOCK

         Pursuant to our Certificate of Incorporation, as amended, the Board of Directors has the authority, without further action by our stockholders, to issue up to 1,000,000 shares of preferred stock. The Board of Directors may issue this stock in one or more series and may fix the rights, preferences, privileges and restrictions of this stock. Some of the rights and preferences that the Board of Directors may designate include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms. The Board of Directors may determine the number of shares constituting any series or the designation of such series. Any or all of the rights and preferences selected by the Board of Directors may be greater than the rights of the common stock.

         We currently have outstanding 139,156 shares of Series A preferred stock. These shares have an aggregate preference of $13.9 million, for which we are required to pay 10% annual dividends, payable semi-annually, commencing in July 2003.

         Compared to our other securities, with respect to dividend rights and rights upon our liquidation, winding-up or dissolution, the preferred stock will rank senior to all classes of our common stock.

         We plan to redeem all of our shares of Series A preferred stock in June 2004.

         DIVIDENDS

         The holders of our Series A preferred stock will be entitled to receive, if declared by our Board of Directors out of our funds legally available for dividends, cumulative preferential dividends accruing at the rate per share of 10% per annum of the liquidation preference of $100 per share, payable in cash semi-annually in arrears. Dividends on the Series A preferred stock will accrue whether or not we have earnings or profits, whether or not there are funds legally available for the payment of dividends and whether or not dividends are declared. Dividends will accumulate to the extent they are not paid when due for the period to which they relate. If at any time cash dividends on the preferred stock are then unpaid for a total of five dividend periods with respect to which cash dividends are required, holders of the Series A preferred stock, together with the holders of any other class or series of capital stock with similar voting rights, will be entitled to elect two directors to our Board of Directors.

         For so long as we fail to pay any required dividends on the Series A preferred stock for any dividend period:

   o no dividends or other distributions will be declared or paid or set apart for payment upon shares ranking junior to or equal to the preferred stock;

   o no shares ranking junior to or equal with the preferred stock will be redeemed, purchased or otherwise acquired for any consideration and no monies will be paid or made available for a sinking fund for our redemption of those shares;

   o no distributions on our shares ranking junior to or equal with the preferred stock will be made until such time as full dividends on all outstanding preferred stock have been paid for two consecutive dividend periods; and

   o we will not declare or pay any dividend or make any other payment or distribution on account of any of our or our subsidiaries' equity interests, other than dividends payable to us by our subsidiaries or dividends payable in equity interests ranking junior to the preferred stock.

         LIQUIDATION RIGHTS

     If our voluntary or involuntary liquidation, dissolution or winding up occurs, the holders of the Series A preferred stock will be entitled to receive out of assets available for distribution to stockholders, after any distribution of assets to which holders of stock senior to the preferred stock are entitled, but before any distribution of assets is made to holders of shares junior to the preferred stock, a liquidation distribution in the amount of $100 per share, plus accrued and unpaid dividends for the then-current dividend period whether or not declared to the date fixed for liquidation.

     If, upon our voluntary or involuntary liquidation, dissolution or winding up or merger with or into any other entity that is not an affiliate of ours, the consolidation or merger of any other entity that is not an affiliate of ours with or into us, or the sale of all or substantially all of our property or business to an entity that is not an affiliate of ours, amounts payable with respect to the Series A preferred stock and any shares ranking equal to the Series A preferred stock are not paid in full, then the holders of the Series A preferred stock and any other equal shares will share ratably in any distribution of assets in proportion to the full liquidation preference to which they would otherwise be entitled. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series A preferred stock and any other equal shares will share ratably in any distribution of assets in proportion to the full liquidation preference to which they would otherwise be entitled. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of the Series A preferred stock will have no right or claim to any of our remaining assets.

                              SELLING STOCKHOLDERS

         This prospectus relates to sales by up to 862,403 shares of our common stock held by some of our stockholders. To our knowledge, as of March 31, 2004, only one of these selling stockholders owned 1.0% or more of our common stock as of that date, as set forth in the following table:

                                                          SHARES BENEFICIALLY OWNED
                                     ----------------------------------------------------------------
                                     NO. BEFORE        % BEFORE             NO.            % AFTER
NAME OF SELLING STOCKHOLDER           OFFERING        OFFERING (1)        OFFERED        OFFERING (2)
---------------------------           --------        ------------        -------        ------------
Jeffries & Co. Inc.                   316,750             1.9%           316,750             0%

---------------------------------
(1) Based on 16,935,502 shares of common stock outstanding on March 31, 2004.

(2) Assumes that all shares are sold under this prospectus.

         Approximately 400 additional selling stockholders may sell up to 545,250 shares of common stock, in the aggregate, under this prospectus. To our knowledge, each of these stockholders held less than 1.0% of our common stock as of March 31, 2004.

                              PLAN OF DISTRIBUTION

         We and the selling stockholders may sell the common stock offered by this prospectus from time to time only to or through one or more underwriters, dealers or agents that, in each case, we may appoint.

         Our common stock may be sold under this prospectus at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices.

         Each time that our common stock is offered under this prospectus, the prospectus supplement, if required, will set forth:

              o the name of any underwriter, dealer or agent, if any, involved in the offer and sale of the common stock;

              o  the terms of the offering;

              o any discounts, concessions or commissions and other items that may constitute compensation received by the underwriters, dealers, agents or broker-dealers;

              o  any initial public offering price,

              o any discounts or concessions allowed or reallowed or paid to dealers,

              o any securities exchanges on which the common stock will be listed; and

              o  the anticipated delivery date of the common stock.

         We may determine the price or other terms of the common stock offered in this prospectus or any applicable prospectus supplement by use of an electronic auction. We will describe how any auction will determine the price or any other terms, how potential investors may participate in the auction and the nature of the obligations of the underwriter, dealer or agent in the applicable prospectus supplement.

         Underwriters, dealers or agents may receive compensation in the form of discounts, concessions or commissions from us or from our purchasers (as their agents in connection with the sale of securities). The compensation received may be in excess of customary discounts, concessions or commissions. Any underwriters, dealers, agents or other purchasers participating in the distribution of the common stock may be considered "underwriters" under the Securities Act of 1933, as amended. As a result, discounts, commissions, or profits on resale received by them on the sale of the common stock may be treated as underwriting discounts and commissions.

         Underwriters, dealers and agents may be entitled, under agreements entered into with us to indemnification by us and the selling stockholders against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments made by the underwriters, dealers or agents, under agreements between us and the selling stockholders, on the one hand, and the underwriters, dealers and agents, on the other hand.

         We and the selling stockholders may grant underwriters who participate in the distribution of common stock an option to purchase additional shares to cover over-allotments, if any, in connection with the distribution. Underwriters or agents and their associates may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

         If underwriters or dealers are used in the sale, the common stock will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, or at prices relating to such prevailing market prices, or at negotiated prices. The common stock may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of those firms. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters or dealers to purchase the common stock offered will be subject to a number of conditions precedent, and the underwriters or dealers will be obligated to purchase all the offered shares if any are purchased.

         The common stock may be sold through agents designated by us from time to time. Any agent involved in the offer or sale of the common stock in respect of which this prospectus is delivered will be named in the prospectus supplement. Unless otherwise indicated, any agent will be acting on a best efforts only basis for the period of its appointment.

         To the extent that we or the selling stockholders make sales to or through one or more underwriters or agents in at-the-market offerings, we will do so under a distribution agreement between us and the selling stockholders, on the one hand, and the underwriters or agents, on the other hand. If we engage in at-the-market sales under a distribution agreement, we and the selling stockholders will sell shares of our common stock to or through one or more underwriters or agents, which may act on an agency basis or on a principal basis. During the term of any such agreement, our common stock may be sold on a daily basis in exchange transactions or otherwise as we and the selling stockholders agree with the underwriters or agents. The distribution agreement will provide that any shares of our common stock sold will be sold at prices related to the then prevailing market prices for our common stock. Therefore, exact figures regarding proceeds that will be raised or commissions that will be paid cannot be determined at this time and we will describe them in a prospectus supplement. Under the distribution agreement, we also may agree to sell, and the relevant underwriters or agents may agree to solicit offers to purchase, blocks of our common stock. The terms of each distribution agreement will be set forth in more detail in a prospectus supplement to this prospectus.

         In connection with the offering of the common stock, certain underwriters and selling group members and their respective affiliates, may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. These transactions may include stabilization transactions effected in accordance with Regulation M adopted by the SEC, under which these persons may bid for or purchase shares of common stock for the purpose of stabilizing their market price.

         The underwriters in an offering of common stock may also create a "short position" for their account by selling more shares in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing shares in the open market following completion of the offering of these shares or by exercising any over-allotment option granted to them by us or the selling stockholders. In addition, any managing underwriter may impose "penalty bids" under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the shares that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the common stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

         If indicated in the applicable prospectus supplement, we will authorize underwriters, dealers or agents to solicit offers by institutional investors to purchase common stock from us and the selling stockholders under contracts providing for payment and delivery at a future date. In all cases, these purchasers must be approved by us. Unless otherwise set forth in the applicable prospectus supplement, the obligations of any purchaser under any of these contracts will not be subject to any conditions, except that the purchase of the common stock must not at the time of delivery be prohibited under the laws of any jurisdiction to which that purchaser is subject and if common stock also is being sold to underwriters, we or the selling stockholders must have sold to these underwriters the shares not subject to delayed delivery.

Underwriters and other agents will not have any responsibility in respect of the validity or performance of these contracts.

         Our common stock is listed on the American Stock Exchange under the symbol "DFC." Unless otherwise specified, any shares of common stock sold under a prospectus supplement will be listed on the American Stock Exchange, subject to official notice of issuance. Any of our underwriters or agents may make a market in our common stock, but these underwriters or agents will not be obligated to do so and any of them may discontinue any market making at any time without notice. We cannot, therefore, give any assurance as to the liquidity of our trading market for our common stock.

         Under the securities laws of some states, the common stock registered by the registration statement that includes this prospectus may be sold in those states only through registered or licensed brokers or dealers.

         Any person participating in the distribution of the common stock registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Securities Exchange Act of 1934, and the applicable rules and regulations of the SEC, including, among others, Regulation M noted above, which may limit the timing of purchases and sales of any of the common stock by such a person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities. These restrictions may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities.

                                  LEGAL MATTERS

         The validity of the common stock to be offered will be passed upon for us by Morrison & Foerster LLP, New York, New York.

                                     EXPERTS

         The consolidated financial statements of Delta Financial Corporation as of December 31, 2003 and 2002 and for each of the years in the three year period ended December 31, 2003, appearing elsewhere in this prospectus, have been included in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, which is included in this prospectus and upon the authority of that firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with the Exchange Act, we file reports and other information with the SEC. These reports and other information can be read and copies obtained at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an Internet site at http://www.sec.gov that contains reports and information statements and other information regarding issuers that file electronically with the SEC, including our company.

         We have filed with the SEC a registration statement on Form S-2 under the Securities Act covering the securities offered by this prospectus. This prospectus does not contain all of the information in the registration statement. You will find additional information about us and our securities in the registration statement. Any statements made in this prospectus concerning the provisions of legal documents are not necessarily complete and you should read the documents which are filed as exhibits to the registration statement or otherwise filed with the SEC.

         This prospectus incorporates documents, including important business and financial information, by reference that are not part of this prospectus or delivered with this prospectus. This means that we are disclosing important information to you by referring you to those documents. You should be aware that information in a document incorporated by reference may have been modified or superseded by information that is included in other documents that were filed at a later date and which are also incorporated by reference or included in this prospectus.

         We have filed the following documents with the SEC and they are incorporated in this prospectus by reference:

   o   our annual report on Form 10-K for the year ended December 31, 2003; and

   o   our current report on Form 8-K filed on March 17, 2004.


         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document or report that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

         We will provide without charge, upon written or oral request, to each person to whom a copy of this prospectus is delivered, a copy of any of our documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) incorporated by reference herein. You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: Delta Financial Corporation, 1000 Woodbury Road, Woodbury, New York 11797, Attention: Investor Relations, (516) 812-8217.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----

Independent Auditors' Report.................................................F-2

Audited Consolidated Balance Sheets
     as of December 31, 2003 and December 31, 2002...........................F-3

Audited Consolidated Statements of Operations,
     Years Ended December 31, 2003, 2002 and 2001............................F-4

Audited Consolidated Statements of Changes in Stockholders' Equity,
     Years Ended December 31, 2003, 2002 and 2001............................F-5

Audited Consolidated Statements of Cash Flows,
     Years Ended December 31, 2003, 2002 and 2001............................F-6

Notes to Audited Consolidated Financial Statements...........................F-7

                          INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Stockholders of
Delta Financial Corporation:

We have audited the accompanying consolidated balance sheets of Delta Financial Corporation and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Delta Financial Corporation and subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The Company adopted FASB Statement No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" as of December 31, 2002.


/s/ KPMG LLP

Melville, New York
March 22, 2004

DELTA FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002

(DOLLARS IN THOUSANDS)                                                      2003          2002
------------------------------------------------------------------------------------------------
ASSETS
Cash and interest-bearing deposits ..................................    $   4,576         3,405
Accounts receivable .................................................        2,569         1,700
Loans held for sale, net ............................................      190,801        33,984
Excess cashflow certificates, net ...................................       19,853        24,565
Equipment, net ......................................................        3,147         2,553
Prepaid and other assets ............................................        4,861         1,737
Deferred tax asset, net .............................................       31,184         5,600
------------------------------------------------------------------------------------------------
       Total assets .................................................    $ 256,991        73,544
================================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
Bank payable ........................................................    $   2,292         1,369
Warehouse financing .................................................      144,826        13,757
Other borrowings ....................................................        2,362         2,595
Senior notes ........................................................           --        10,844
Accounts payable and accrued expenses ...............................       11,558        15,482
------------------------------------------------------------------------------------------------
       Total liabilities ............................................      161,038        44,047
================================================================================================
STOCKHOLDERS' EQUITY:
Preferred stock, Series A, $.01 par value. Authorized 150,000 shares,
   139,156 shares authorized and outstanding ........................       13,916        13,916
Common stock, $.01 par value. Authorized 49,000,000 shares;
   17,032,052 shares issued and 16,915,252 shares outstanding at
   December 31, 2003 and 16,022,349 shares issued and 15,905,549
   shares outstanding at December 31, 2002 ..........................          170           160
Additional paid-in capital ..........................................       99,913        99,482
Accumulated deficit .................................................      (16,728)      (82,743)
Treasury stock, at cost (116,800 shares) ............................       (1,318)       (1,318)
------------------------------------------------------------------------------------------------
       Total stockholders' equity ...................................       95,953        29,497
------------------------------------------------------------------------------------------------
       Total liabilities and stockholders' equity ...................    $ 256,991        73,544
================================================================================================

See accompanying notes to consolidated financial statements.

DELTA FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2003, 2002 and 2001

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)                  2003             2002             2001
--------------------------------------------------------------------------------------------------------
REVENUES:
    Net gain on sale of mortgage loans ...............    $     94,782           57,974           38,326
    Interest income ..................................          12,418           11,803           11,158
    Excess cashflow certificate income ...............           2,323            1,973           11,774
    Impairment of excess cashflow certificates .......              --           (2,085)         (19,676)
    Gain(loss) on sale of excess cashflow certificates             220               --          (25,402)
    Servicing fees ...................................              --               --            2,983
    Other income .....................................             425            1,281              188
--------------------------------------------------------------------------------------------------------
       Total revenues ................................         110,168           70,946           19,351
--------------------------------------------------------------------------------------------------------
EXPENSES:
    Payroll and related costs ........................          39,147           27,120           29,867
    Interest expense .................................           5,509            5,273           16,132
    General and administrative .......................          23,460           22,685           48,333
    Restructuring and other special charges ..........              --               --            2,678
    Extinguishment of debt ...........................              --               --           19,255
--------------------------------------------------------------------------------------------------------
       Total expenses ................................          68,116           55,078          116,265
--------------------------------------------------------------------------------------------------------

Income (loss) before income tax expense (benefit) ....          42,052           15,868          (96,914)
Provision for income tax expense (benefit) ...........         (25,354)          (1,769)           2,876
--------------------------------------------------------------------------------------------------------
       Net income (loss) .............................    $     67,406           17,637          (99,790)
========================================================================================================
BASIC EARNINGS PER SHARE:
Net income (loss) per share ..........................    $       4.05             1.11            (6.28)

DILUTED EARNINGS PER SHARE:
Net income (loss) per share ..........................    $       3.59             1.04            (6.28)

Basic-Weighted average number of shares outstanding ..      16,308,561       15,894,913       15,883,749

Diluted-Weighted average number of shares outstanding       18,407,249       16,971,028       15,883,749

See accompanying notes to consolidated financial statements.

DELTA FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2003, 2002 and 2001

                                                                       ADDITIONAL
                                            PREFERRED      CAPITAL       PAID-IN    ACCUMULATED      TREASURY
(DOLLARS IN THOUSANDS)                        STOCK         STOCK        CAPITAL      DEFICIT          STOCK          TOTAL
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2000 .........            --           160        99,472          (590)        (1,318)        97,724
Issuance of preferred stock related to
   debt exchange .....................        13,916            --            --            --             --         13,916
Net loss .............................            --            --            --       (99,790)            --        (99,790)
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2001 .........        13,916           160        99,472      (100,380)        (1,318)        11,850
Stock options exercised ..............            --            --            10            --             --             10
Net income ...........................            --            --            --        17,637             --         17,637
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2002 .........        13,916           160        99,482       (82,743)        (1,318)        29,497
Stock options exercised ..............            --             1           431            --             --            432
Warrants exercised ...................            --             9            --            --                             9
Preferred stock dividends ............            --            --            --        (1,391)            --         (1,391)
Net income ...........................            --            --            --        67,406             --         67,406
----------------------------------------------------------------------------------------------------------------------------
Balance at December 31, 2003 .........      $ 13,916           170        99,913       (16,728)        (1,318)        95,953
----------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

DELTA FINANCIAL CORPORATION AND SUBSIDIARIES
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2003, 2002 and 2001

(DOLLARS IN THOUSANDS)                                              2003          2002          2001
------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income (loss) ........................................    $  67,406        17,637       (99,790)
   Adjustments to reconcile net income to net cash (used in)
   provided by operating activities:
      (Reversal)provision for loan and recourse losses ......          (12)          603         2,431
      Depreciation and amortization .........................        1,634         3,236         8,361
      Extinguishment of debt ................................           --            --        19,255
      Deferred tax benefit ..................................      (25,584)           --            --
      Deferred origination costs ............................          751           545           578
      (Gain) loss on sale of excess cashflow certificates ...         (220)           --        25,402
      Impairment of excess cashflow certificates ............           --         2,085        19,676
      Excess cashflow certificates received in
        securitization transactions, net ....................       (5,288)       (9,885)      (13,026)
   Changes in operating assets and liabilities:
      (Increase) decrease in accounts receivable ............         (869)        2,362        17,542
      (Increase) decrease in loans held for sale, net .......     (157,468)       59,348       (14,263)
      (Increase) decrease in prepaid and other assets .......       (3,124)         (173)       42,127
      (Decrease) increase in accounts payable and
        accrued expenses ....................................       (4,012)       (4,808)          205
      Decrease in investor payable ..........................           --            --       (69,489)
      Decrease in advance payment by borrowers
        for taxes and insurance .............................           --            --       (12,940)
------------------------------------------------------------------------------------------------------
   Net cash (used in) provided by operating activities ......     (126,786)       70,950       (73,931)
------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Proceed on sale of excess cashflow certificates ..........       10,220            --        15,000
   (Purchase) disposition of equipment ......................       (2,228)         (791)        1,735
------------------------------------------------------------------------------------------------------
   Net cash provided by (used in) investing activities ......        7,992          (791)       16,735
------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Proceeds (repayments) of warehouse financing .............      131,069       (67,120)        5,941
   Repayments of other borrowings ...........................         (233)       (6,156)       (4,945)
   Increase in bank payable, net ............................          923           102           340
   Redemption of Senior Notes ...............................      (10,844)           --            --
   Cash dividends paid on preferred stock ...................       (1,391)           --            --
   Proceeds from exercise of warrants .......................            9            --            --
   Proceeds from exercise of stock options ..................          432            10            --
------------------------------------------------------------------------------------------------------
   Net cash provided (used in) financing activities .........      119,965       (73,164)        1,336
------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and interest-bearing deposits        1,171        (3,005)      (55,860)
Cash and interest-bearing deposits at beginning of period ...        3,405         6,410        62,270
------------------------------------------------------------------------------------------------------
Cash and interest-bearing deposits at end of period .........    $   4,576         3,405         6,410
======================================================================================================

Supplemental Information:
Cash paid during the year for:
   Interest .................................................    $   5,911         5,435        14,605
   Income taxes .............................................        1,018           278           888
======================================================================================================

See accompanying notes to consolidated financial statements.

                  DELTA FINANCIAL CORPORATION AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 2003, 2002, AND 2001

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) ORGANIZATION

      Delta Financial Corporation ("Delta," "we," or the "Company") is a Delaware corporation, which was organized in August 1996. On October 31, 1996, we acquired all of the outstanding common stock of Delta Funding Corporation ("Delta Funding"), a New York corporation which had been organized on January 8, 1982 for the purpose of originating, selling, servicing and investing in residential first and second mortgages. On November 1, 1996, we completed an initial public offering of 4,600,000 shares of common stock, $.01 par value.

(b) PRINCIPLES OF CONSOLIDATION

      The accompanying consolidated financial statements are prepared on the accrual basis of accounting and include our accounts and those of our wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation.

(c) USE OF ESTIMATES

      The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant items subject to such estimates and assumptions include the carrying amount of excess cashflow certificates and a valuation allowance on deferred tax assets. Actual results could differ from those estimates and assumptions.

(d) RECLASSIFICATION

      Certain prior period amounts in the consolidated financial statements and notes have been reclassified to conform with the current year presentation.

(e) LOAN ORIGINATION FEES AND COSTS

      Loan origination fees received, net of direct costs of originating or acquiring mortgage loans, are recorded as adjustments to the initial investment in the loan. Such fees are deferred and amortized until the loans are securitized or sold.

(f) LOANS HELD FOR SALE, NET

      Loans held for sale are accounted for at the lower of cost or estimated fair value, determined on a net aggregate basis. Cost includes unamortized loan origination fees and costs which are recognized as a component of net gain on sale and are amortized over the estimated life of the loans or when sold. Net unrealized losses are provided for in a valuation allowance created through a charge to operations. Losses are recognized when the fair value is less than cost.

(g) SECURITIZATION AND SALE OF MORTGAGE LOANS

      Securitizations,   whether   structured  as  off-balance  sheet  sales  or
on-balance sheet financings, effectively provide us with a source of long-term financing.

      In a securitization, we pool together loans, typically each quarter, and sell these loans to a securitization trust, which is a qualified special purpose entity, or QSPE. The securitization trust raises cash to purchase the mortgage loans from us by selling securities to the public. These securities, known as "asset-backed pass-through securities," are secured, or backed, by the pool of mortgage loans that the securitization trust purchases from us. These asset-backed securities, or senior certificates, are usually purchased by insurance companies, mutual funds and/or other institutional investors. These securities represent senior interests in the cash flows from the mortgage loans in the trust. We carry no contractual obligation related to these trusts or the loans sold to them, nor do we have any direct or contingent liability related to the trusts, except for the standard representations and warranties typically made as part of a sale of loans on a non-recourse basis. Furthermore, we provide no guarantees to investors with respect to the cash flow or performance for these trusts.

      In our securitizations, the securitization trust issues senior certificates, which entitle the holders of these senior certificates to receive the principal collected, including prepayments of principal, on the mortgage loans in the trust.

In addition, holders receive a portion of the interest paid on the loans in the trust equal to the pass-through interest rate on the remaining principal balance of the pass-through certificates. Depending upon the structure, the securitization trust may also issue interest-only certificates, which entitle the holders to receive payments of interest at a pre-determined rate over a fixed period of time. The securitization trust also issues a subordinate certificate or BIO certificate, referred to as an excess cashflow certificate, and a P certificate. Each month, the P certificate holder is entitled to receive prepayment penalties received from some borrowers who payoff their loans early.

      For any monthly distribution, the holder of an excess cashflow certificate receives payments only after all required payments have been made on all the other securities issued by the securitization trust. In addition, before the holder of the excess cash flow certificate receives payments, cash flows from such excess cashflow certificates are applied in a "waterfall" manner described in more detail in Note 6 "Securitization."

      We began utilizing a new securitization structure in 2002, in which we completed a concurrent net interest margin, or NIM, transaction. In a NIM transaction, we sell the excess cashflow certificate and P certificate to a NIM trust (which is also a QSPE), which in turn, issues interest-bearing NIM note(s) and a NIM owner trust certificate. We sell the excess cashflow certificate and P certificate for a cash purchase price without recourse except that we provide standard representations and warranties to the NIM trust. One or more investors purchase the NIM note(s) and we receive the proceeds of the sale of the note(s), together with the NIM owner trust certificate in consideration of our selling the excess cashflow certificate and P certificates to the NIM Trust.

      The NIM note(s) entitles the holder to be paid a specified interest rate, and further provides for all cash flows generated by the excess cashflow certificate and P certificate to be used to pay all principal and interest on the NIM note(s) until paid in full. This typically occurs approximately 22-25 months from the date the NIM note(s) were issued. The NIM owner trust certificate entitles us to all cash flows generated by the excess cashflow certificate and P certificate after the holder of the NIM note(s) has been paid in full. As such, for securitizations structured as off-balance sheet sales, we classify the NIM owner trust certificate on our balance sheet as an excess cashflow certificate and value the NIM owner trust certificate using the same assumptions that we utilize in valuing excess cashflow certificates.

      As part of a NIM transaction, we are required to "fully fund" the O/C at closing as required by the rating agencies and due to the securitization structure itself - as opposed to having it build up over time as we had in past securitizations - which is why we sold senior pass-through certificates totaling approximately 1.05% to 2.00% less than the collateral sold to the securitization trust. We use a portion of the proceeds we receive from selling NIM note(s) to make up for the difference between (1) the principal amount of the mortgage loans sold and (2) the proceeds from selling the senior pass-through certificates.

      NIM transactions have enabled us to generate positive upfront cash flow when we securitize our mortgage loans - I.E., the cash proceeds that we receive when the securitization and related NIM transaction close (net of funding the upfront overcollateralization and securitization and NIM costs) have exceeded our cost to originate the loans included in the transaction. The transactions have yielded net cash proceeds in amounts comparable to, and in most cases higher than, whole loan sales.

      In the securitizations and related NIM transactions we completed in 2002 and 2003, in which the underlying securitization was structured as an off-balance sheet sale under SFAS No. 140, we recorded the net cash proceeds generated from the sale of the NIM notes as a component of our net gain on sale of mortgage loans. Under this structure, we also retained (and recorded as a component of our net gain on sale of mortgage loans) a relatively small excess cashflow certificate that we recorded at its estimated fair value, ranging from 0.0% to 1.0% of the securitized collateral. See Note No. 6 of Notes to the Consolidated Financial Statements "-Securitization."

      We have found that, at times, we can receive better economic results by selling some mortgage loans on a whole loan, non-recourse basis, without retaining servicing rights, generally in private transactions to financial institutions or consumer finance companies. We recognize a gain or loss when we sell loans on a whole loan basis equal to the difference between the cash proceeds received for the loans and our investment in the loans, including any unamortized loan origination fees and costs.

(h) EXCESS CASHFLOW CERTIFICATES, NET

      We classify excess cashflow certificates that we receive upon the securitization of a pool of loans as "trading securities." The excess cashflow certificates represent an ownership interest in a securitization trust. The assets of each securitization trust consist primarily of two groups of mortgage loans: a group of fixed rate mortgage loans and a group of hybrid/adjustable rate mortgage loans. The mortgage loans in each mortgage pool underlying each excess cashflow certificate consist of fully amortizing and balloon mortgage loans secured by first or second liens primarily on one- to four-family residential real properties having original terms to stated maturity of not greater than 30 years.

      The amount initially allocated to the excess cashflow certificates at the date of a securitization reflects their fair value. At the time each securitization transaction closes, we determine the present value of the related excess cashflow certificates using certain assumptions we make regarding the underlying mortgage loans. The excess cashflow certificate is then recorded on our consolidated financial statements at an estimated fair value. Our estimates primarily include the following:

      o future rate of prepayment of the mortgage loans - the expected amount of prepayments on the mortgage loans due to the underlying borrowers of the mortgage loans paying off their mortgage loan prior to the loan's expected maturity;

      o credit losses on the mortgage loans - our estimate of the amount of expected losses or defaults that will take place on the underlying mortgage loans over the life of the mortgage loans because the excess cashflow certificates are subordinate in right of payment to all other securities issued by the securitization trust. Consequently, any losses sustained on mortgage loans comprising a particular securitization trust are first absorbed by the excess cashflow certificates;

      o the LIBOR forward curve (using current LIBOR as the floor rate) - our estimate of future interest rates which affects both the rate paid to the floating rate pass-through security investors (primarily the 1 month LIBOR index) and the adjustable rate mortgage loans sold to the securitization trust (which provide for a fixed rate of interest for the first 24 or 36 months and a 6 month variable rate of interest thereafter using the 6 month LIBOR index); and

      o     a discount rate used to calculate present value.

      The amount recorded for the excess cashflow certificates is reduced for distributions that we receive as the holder of these excess cashflow certificates, and is adjusted for subsequent changes in the fair value of the excess cashflow certificates we hold. The value of each excess cashflow certificate represents the cash flow we expect to receive in the future from the certificate based upon our best estimate. We monitor the performance of the loans underlying each excess cashflow certificate, and any changes in our estimates (and consequent changes in value of the excess cashflow certificates) is reflected in the line item called "impairment of excess cashflow certificates" in the quarter in which we make any change in our estimate. Although we believe that the assumptions we use are reasonable, there can be no assurance as to the accuracy of the assumptions or estimates. See Note 7 "Excess Cashflow Certificates, Net."

(i) FAIR VALUE OF FINANCIAL INSTRUMENTS

      Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosure About Fair Value of Financial Instruments," requires us to disclose the fair value of financial instruments for which it is practicable to estimate fair value. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation, and is best evidenced by a quoted market price.
Other than excess cashflow certificates which are reported at fair value, substantially all our assets and liabilities deemed to be financial instruments are carried at cost, which approximates their fair value.

(j) CASH AND INTEREST-BEARING DEPOSITS

      The fair  value of cash and  interest-bearing  deposits  consist  of money
market  accounts  which   approximates   the  carrying  value  reported  in  our
consolidated balance sheet.

(k) EQUIPMENT, NET

      Equipment, including leasehold improvements, is stated at cost, less accumulated depreciation and amortization. Depreciation of equipment is computed using the straight-line method over the estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the terms of the lease or the estimated useful lives of the improvements. Expenditures for betterments and major renewals are capitalized and ordinary maintenance and repairs are charged to operations as incurred.

(l) INCOME TAXES

      Deferred tax assets and liabilities are recognized for the future tax effects of differences between the financial reporting and tax bases of assets and liabilities. These deferred taxes are measured by applying current enacted tax rates.

(m) EARNINGS PER SHARE

      Basic Earnings Per Share ("EPS") excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

(n) STOCK-BASED COMPENSATION

      We apply the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations including the Financial Accounting Standards Board, or FASB, Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation, an interpretation of APB Opinion No. 25," issued in March 2000, to account for its fixed-plan stock options. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, we have elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No.
123. The following table illustrates the effect on net income if the fair-value-based method had been applied to all outstanding and unvested awards in each period.

                                                          YEAR ENDED DECEMBER 31,
                                                          -----------------------
(DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)            2003          2002          2001
                                                  --------------------------------------
Net income (loss), as reported                    $  67,406     $  17,637     $ (99,790)

Deduct total stock-based employee
      compensation expense determined under
      fair-value-based method for all rewards,
      Net of tax                                       (282)         (469)         (445)
                                                  ---------     ---------     ---------
              Pro forma net income (loss)         $  67,124     $  17,168     $(100,235)
                                                  =========     =========     =========

Earnings (loss) per share:

                                                  YEAR ENDED DECEMBER 31,
                                                  -----------------------
                                             2003          2002           2001
                                           -----------------------------------

          Basic - as reported              $  4.05       $  1.11        $(6.28)
                                           =======       =======        ======
          Basic - pro forma                $  3.92       $  1.07        $(6.31)
                                           =======       =======        ======
          Diluted - as reported            $  3.59       $  1.04        $(6.28)
                                           =======       =======        ======
          Diluted - pro forma              $  3.48       $  1.00        $(6.31)
                                           =======       =======        ======

(o) SEGMENT REPORTING

      We operate as one reporting segment, as such, the segment disclosure requirements, are not applicable to us.

(p) IMPACT OF NEW ACCOUNTING STANDARDS

      In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 addresses the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The statement requires that those instruments be classified as liabilities in statements of financial position. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003. However, the effective date of the statement's provisions related to the classification and measurement of certain mandatory redeemable non-controlling interests has been deferred indefinitely by the FASB, pending further Board action. The adoption of the provisions of SFAS No. 150 did not impact our results of operations or financial condition.

      In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends SFAS No. 133, "Accounting for Derivatives Instruments and Hedging Activities," for certain decisions made by the Board as part of the Derivatives Implementation Group process. This statement is effective for contracts entered into or modified after June 30, 2003 and hedging relationships entered into after June 30, 2003. The provisions of SFAS No. 149 did not impact our results of operations or financial condition.

      In January 2003, the FASB issued Interpretation 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46") which was subsequently amended in December 2003 by FIN 46R. FIN 46R requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or is entitled to receive a majority of the entity's residual returns, or both. Prior to FIN 46R, a company included another entity in its consolidated financial statements only if it controlled the entity through voting interests. The consolidation requirements of FIN 46R are applicable to variable interest entities created after December 31, 2003. For interests held in variable interest entities created before January 1, 2004, FIN 46R is applicable beginning on January 1, 2005. The assets, liabilities and non-controlling interests of variable interest entities created before January 1, 2004 would initially be measured at their carrying amounts, with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used. Some of our subsidiaries are QSPEs formed in connection with off-balance sheet securitizations and are not subject to the requirements of FIN 46R. Our subsidiaries that are considered variable interest entities subject to the requirements of FIN 46R, namely the trusts related to our on-balance sheet securitizations, are currently being consolidated and are included in our consolidated financial statements. Management does not expect that the application of FIN 46R will have a material impact on our consolidated balance sheet.

(q) HEDGING ACTIVITIES

      In connection with our strategy to mitigate interest rate risk on our excess spread, we use derivative financial instruments such as Euro dollar interest rate swaps and interest rate caps. We do not use derivatives to speculate on interest rates. Rather, we use derivatives in conjunction with planned or existing balance sheet instruments in such a way as to alter the performance characteristics of virtually any such instrument. Authorized applications may (a) offset some or all of the price or income effects of the associated instrument due to interest rate changes, or (b) they could be applied with the expectation that they will serve either to enhance the yield or lower the cost relative to those which would otherwise be generated; and authorized derivatives are limited to those that trade with active secondary markets.

      SFAS No. 133 is the relevant accounting guidance and provides for all derivatives to be recorded on the balance sheet at market value. When used as hedges, special treatment may be permitted, but only if a hedging relationship is properly documented and qualifying criteria are satisfied. For derivative financial instruments not designated as hedging instruments, all gains or losses, whether realized or unrealized, are recognized in current period earnings.

      Two distinct hedging types might apply to interest rate exposures - fair value hedges and cash flow hedges. Fair value hedges apply to recognized assets or liabilities, where value is subject to change as a consequence of an interest rate change. Cash flow hedges, on the other hand, are appropriate in connection with uncertain interest revenues or expenses associated with forthcoming periods
- whether as a consequence of an existing variable rate asset or liability or an intended purchase or sale.

      For fair value hedges, all gains or losses on the derivative are recorded in earnings. In addition, the carrying value of the hedged item is adjusted due to changes in the market value attributable to the risk being hedged, and this change in value is also recorded in current income. We exercise our discretion to choose to designate the risk being hedged as (a) the full price change of the hedged item, (b) the price change due to changes in a benchmark rate (either the risk free U.S. Treasury rate or the LIBOR-based swap rate), or (c) the price change due to the changes in the interest rate associated with the hedged item (i.e., the benchmark rate plus a credit spread), depending on the specifics of the hedge application in question.

      For cash flow hedges, derivative results are divided into the "effective" portion and the "ineffective" portion. The ineffective component of the hedge results is realized in current income, while the effective portion is initially posted to Other Comprehensive Income, or OCI, and later re-classified as income in the same time frame in which the forecasted cash flow affects earnings.

      If and when hedge accounting is discontinued - most likely because it is determined that the derivative no longer qualifies as an effective hedge - the derivative will continue to be recorded on the balance sheet at its fair value, with gains or losses being recorded in earnings.

(2) SUMMARY OF REGULATORY SETTLEMENTS

      In September 1999, we settled allegations by the New York State Banking Department (the "NYSBD") and a lawsuit by the New York State Office of the Attorney General (the "NYOAG") alleging that we had violated various state and federal lending laws. The global settlement was evidenced by (a) a Remediation Agreement by and between Delta Funding and the NYSBD, dated as of September 17, 1999 and (b) a Stipulated Order on Consent by and among Delta Funding, Delta Financial and the NYOAG, dated as of September 17, 1999. As part of the Settlement, we, among other things, implemented agreed upon changes to our lending practices; are providing reduced loan payments aggregating $7.25 million to certain borrowers identified by the NYSBD; and have created a fund managed by the NYSBD and financed by the grant of 525,000 shares of Delta Financial's common stock.

      Each month, on behalf of borrowers previously designated by the NYSBD, we make subsidy payments to the related securitization trusts. These subsidy payments fund the differential between the original loan payments and the reduced loan payments. As part of the Second Exchange Offer we completed in August 2001 (see Note No. 3 "-Corporate Restructuring, Debt Modification, and Debt Restructuring"), Delta Funding Residual Exchange Company, LLC (the "LLC") (which is not our affiliate) - the voting membership interests of which are owned by former holders of our senior secured notes and senior notes due 2004 (the "Notes") who tendered their Notes for such membership interests and other securities - is obligated to satisfy these payment subsidies out of the cash flows generated by the mortgage related securities it owns. If the LLC's cash flows are insufficient to pay this obligation (which we believe is unlikely), we remain responsible to satisfy our obligations under the Remediation Agreement.

      The proceeds of the stock fund will be used to pay borrowers and to finance a variety of consumer educational and counseling programs. We do not manage the fund created for this purpose. The number of shares of common stock deposited in the fund does not adjust to account for fluctuations in the market price of our common stock. Changes to the market price of these shares of common stock deposited in the fund do not have any impact on our financial statements. We did not make any additional financial commitments between the settlement date and March 2000, or thereafter. The Stipulated Order on Consent and the Remediation Agreement both expired in September 2002. We remain obligated, as discussed above, to continue to make subsidy payments on behalf of borrowers previously identified by the NYSBD for so long as such borrowers continue to make payments under the mortgage loans.

      In March 2000, we finalized an agreement with the U.S. Department of Justice, the Federal Trade Commission and the Department of Housing and Urban Development, to complete the global settlement we had reached with the NYSBD and NYOAG. The federal agreement mandated some additional compliance efforts for us, but it did not require any additional financial commitment by us. The federal agreement expired in March 2003.

      We believe we are in compliance in all material respects with applicable federal and state laws and regulations.

(3) CORPORATE RESTRUCTURING, DEBT MODIFICATION, AND DEBT RESTRUCTURING

      In 2000, we began a corporate restructuring - by reducing our workforce and modifying the terms of the indenture governing our senior notes due 2004 (the "senior notes") - as part of our continuing efforts to improve operating efficiencies and to address our negative cash flow from operations. Entering 2001, management still had several concerns, which we believed needed to be addressed for us to remain a viable company. Our principal concerns were:

      o the cash drain created by our then ongoing monthly delinquency and servicing advance requirements as servicer for securitization trust (known as "securitization advances");

      o the high cost of servicing a seasoned loan portfolio, including the capital charges associated with making securitization advances;

      o our ability to make timely interest payments on our senior notes and senior secured notes due 2004 (the "senior secured notes"); and

      o our ability to effectuate a successful business model given the overhang of corporate ratings of "Caa2" by Moody's and "CC" by Fitch.

      Therefore in the first quarter of 2001, we embarked upon a business plan aimed at alleviating some of these concerns and issues.

      CORPORATE RESTRUCTURING

      In January 2001, we entered into an agreement with Ocwen Financial Corporation ("Ocwen") to transfer our servicing portfolio to Ocwen. In May 2001, we physically transferred our entire servicing portfolio to Ocwen, and laid-off the majority of our servicing staff - a total of 128 employees. We recorded a $0.5 million pre-tax charge relating to this restructuring which is included in the line item called "restructuring and other special charges" on our consolidated statements of operations. This charge relates to employee severance associated with closing our servicing operations. We no longer service loans nor do we have a servicing operation.

      DEBT MODIFICATION AND DEBT RESTRUCTURING

      In August 2000, we announced an agreement to modify the terms of the indenture governing our senior notes (the "Debt Modification"). With the consent of the holders of greater than fifty percent of our senior notes, we modified a negative pledge covenant in the senior notes indenture, which had previously prevented us from selling or otherwise obtaining financing by using our excess cashflow certificates as collateral. In consideration for the senior noteholders' consent, we agreed, in an exchange offer (the "First Exchange Offer"), to offer then current holders the opportunity to exchange their then existing senior notes for (a) new senior secured notes due 2004 (the "senior secured notes") and (b) ten-year warrants to buy approximately 1.6 million shares of common stock, at an initial exercise price of $9.10 per share, subject to upward or downward adjustment in certain circumstances. In December 2002, the exercise price for the warrants issued by us was adjusted downward to $0.01 per share in accordance with our agreement. The senior secured notes had the same coupon, face amount and maturity date as the senior notes and, up until the Second Debt Restructuring (see below) were secured by at least $165 million of the our excess cashflow certificates. The First Exchange Offer was consummated in December 2000, with holders of greater than $148 million (of $150 million) of senior notes tendering in the exchange.

      In February 2001, we entered into a letter of intent with the beneficial holders of over fifty percent of our senior secured notes to restructure, and ultimately extinguish, the senior secured notes (the "Second Debt Restructuring"). In March 2001, we obtained the formal consent of these beneficial holders of the senior secured notes through a consent solicitation that modified certain provisions of the senior secured notes indenture to, among other things, allow for the release of two excess cashflow certificates then securing the senior secured notes. We were first able to finance and then ultimately sell the excess cashflow certificates underlying five securitizations with a carrying value of $40.4 million (including two excess cashflow certificates that were released as part of the Second Debt Restructuring) for a $15 million cash purchase price to provide working capital.

      In consideration for their consent, we agreed to offer the holders of the senior secured notes (and the senior notes, collectively, the "notes"), an opportunity to exchange their notes for new securities described immediately below (the "Second Exchange Offer"). The Second Exchange Offer was consummated on August 29, 2001, pursuant to which holders of approximately $138.1 million (of $148.2 million) in principal amount of our senior secured notes and $1.1 million (of $1.8 million) in principal amount of our senior notes, exchanged their notes for commensurate interests in:

      o     voting  membership  interests  in Delta  Funding  Residual  Exchange
            Company LLC (the "LLC"), a newly-formed limited liability company (which is not our affiliate), to which we transferred all of the mortgage-related securities previously securing the senior secured notes (primarily comprised of excess cashflow certificates);

      o shares of common stock of a newly-formed management corporation that will manage the LLC's assets; and

      o shares of our newly-issued Series A preferred stock having an aggregate preference amount of $13.9 million.

      The LLC is controlled by the former noteholders that now hold all the voting membership interest in the LLC. As part of the transaction, we obtained a non-voting membership interest in the LLC, which entitles us to receive 15% of the net cash flows from the LLC for the first three years (through June 2004) and, thereafter, 10% of the net cash flows from the LLC. The net cash flows from the LLC are equal to the total cash flows generated by the assets held by the LLC for a particular period, less (a) all expenses of the LLC, (b) certain related income tax payments, and (c) the NYSBD subsidy payments (see "- Note No. 2 Summary of Regulatory Settlement"). We began receiving distributions from the LLC in the first quarter of 2002 from a fourth quarter 2001 distribution. We have not received our distributions since the second quarter of 2003 due to a dispute with the LLC's President, which has led us to commence a lawsuit to recover all of the amounts due to us. We have not recorded any revenue for distributions that we have not received.

      As part of the Second Exchange Offer, all tendering noteholders waived their right to receive any future interest coupon payments on the tendered notes beginning with the August 2001 interest coupon payment. With the closing of the Second Exchange Offer, we recorded a charge of $19.3 million related to the extinguishment of debt and paid the August 2001 interest coupon payment on the approximately $10.8 million of notes that did not tender in the Second Exchange Offer. The notes bear interest at a rate of 9.5% per annum, payable semi-annually (on February 1st and August 1st) and a maturity date of August 1, 2004 when all outstanding principal is due. On October 30, 2003, we redeemed, at par, all of our outstanding 9.5% Senior Notes due August 2004. The aggregate redemption price, including principal and accrued interest, was approximately $11.0 million.

(4) LOANS HELD FOR SALE, NET

      Our inventory consists of first and second mortgages, which had a weighted average interest rate of 8.23% per annum at December 31, 2003 and 8.45% per annum at December 31, 2002. Approximately $144.8 million of these mortgages are pledged as collateral for warehouse financing.

      Loans held for sale, net, are summarized as follows:

(DOLLARS IN THOUSANDS)                    December 31, 2003    December 31, 2002
--------------------------------------------------------------------------------
Loans held for sale                          $   191,402           $  34,170
Net deferred origination (fees) cost                (501)                249
Valuation allowance                                 (100)               (435)
--------------------------------------------------------------------------------
Loans held for sale, net                      $  190,801             $33,984
================================================================================

      INTEREST INCOME

      The following table is a summary of interest income:

                                                      YEAR ENDED DECEMBER 31,
                                                 -------------------------------
                                                   2003        2002        2001
                                                   ----        ----        ----
                                                      (DOLLARS IN THOUSANDS)

Interest earned on loans held for sale .....     $10,497       8,134       7,144
Securitization accrued bond interest .......       1,330       1,901       2,819
Miscellaneous  interest income .............         591        1768       1,195
                                                 -------     -------     -------
   Total interest income ...................     $12,418      11,803      11,158
                                                 =======     =======     =======

(5) FINANCIAL STATEMENT RECLASSIFICATIONS

      Certain amounts reflected in the Consolidated Financial Statements for the year ended December 31, 2002 and December 31, 2001 have been reclassified to conform to the presentation for the year ended December 31, 2003.

      SFAS No. 91, "Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Indirect Costs of Leases" requires that certain nonrefundable fees and costs associated with originating loans are deferred at the point they are incurred and generally are recognized over the life of the loan. If a mortgage loan is sold, the deferred fees and costs are recognized at that time of sale. These loan origination fees and costs have been classified as a component of the gain on the sale of the loans in this period and previously reported amounts have been reclassified to conform to the current presentation. This reclassification did not impact net income (loss) in the current period or in any prior period. The reclassification of origination fees and expenses had the following effect for the periods presented:

                                                           YEAR ENDED DECEMBER 31,
                                                    -------------------------------------
                                                       2003          2002          2001
                                                       ----          ----          ----
                                                            (DOLLARS IN THOUSANDS)
Revenue as previously reported .................    $ 131,822        86,143        33,148
Reclassification  of direct origination expenses      (21,654)      (15,197)      (13,797)
                                                    ---------     ---------     ---------
   Total revenue ...............................    $ 110,168        70,946        19,351
                                                    =========     =========     =========

                                                           YEAR ENDED DECEMBER 31,
                                                    -------------------------------------
                                                       2003          2002          2001
                                                       ----          ----          ----
                                                            (DOLLARS IN THOUSANDS)
Expenses  as previously reported ...............    $  89,770        70,275       130,062
Reclassification of direct origination expenses       (21,654)      (15,197)      (13,797)
                                                    ---------     ---------     ---------
   Total expenses ..............................    $  68,116        55,078       116,265
                                                    =========     =========     =========

6) SECURITIZATION

      During 2003, we issued four securitizations totaling $1.6 billion in collateral, of which we delivered a total of $1.5 billion of mortgage loans during 2003. We delivered the remaining $114 million of mortgage loans in January 2004 using a pre-funding feature. All of our 2003 securitizations received ratings on various classes of securities ranging from AAA/Aaa to BBB-/Baa3 by S&P, Fitch and Moody's, respectively. The following table sets forth certain information with respect to our 2003 securitizations by offering size, which includes pre-funded amounts, duration weighted average pass-through rate and type of credit enhancement.

                                                                          INITIAL DURATION
                                          OFFERING SIZE     COLLATERAL    WEIGHTED AVERAGE     CREDIT
         SECURITIZATION        ISSUED       (MILLIONS)      (MILLIONS)   PASS-THROUGH RATE   ENHANCEMENT
         --------------        ------       ----------      ----------   -----------------   -----------
         2003-1..........     03/27/03        $258.6          $263.1            2.40%        Senior/Sub
         2003-2..........     06/26/03        $393.0          $400.0            2.19%        Senior/Sub
         2003-3..........     09/30/03        $434.7          $440.0            1.83%        Senior/Sub
         2003-4..........     12/29/03        $470.0          $475.0            2.13%        Senior/Sub

      In a securitization, we pool together loans, typically each quarter, and sell these loans to a newly-formed securitization trust, which is QSPE. These trusts are established for the limited purpose of buying our mortgage loans. We carry no contractual obligation related to these trusts or the loans sold to them, nor do we have any direct or contingent liability related to the trusts, except for the standard representations and warranties typically made as part of a sale of loans on a non-recourse basis. Furthermore, we provide no guarantees to investors with respect to cash flow or performance for these trusts.

      The securitization trust raises cash to purchase the mortgage loans from us by selling securities to the public. These securities, known as "asset-backed pass-through securities," are secured, or backed, by the pool of mortgage loans purchased by the securitization trust from us. These asset-backed securities, or senior certificates, which are usually purchased by insurance companies, mutual funds and/or other institutional investors, represent senior interests in the cash flows from the mortgage loans in the trust.

      In our securitizations, the securitization trust issues senior certificates, which entitle the holders of these senior certificates to receive the principal collected, including prepayments of principal, on the mortgage loans in the trust. In addition, holders receive a portion of the interest paid on the loans in the trust equal to the pass-through interest rate on the remaining principal balance of the pass-through certificates. Depending upon the structure, the securitization trust may also issue interest-only certificates, which entitle the holders to receive payments of interest at a pre-determined rate over a fixed period of time. The securitization trust also issues a subordinate certificate or BIO certificate (referred to as an excess cashflow certificate), and a P certificate. Each month, the P certificate holder is entitled to receive prepayment penalties received from borrowers who payoff their loans early.

      For any monthly distribution, the holder of an excess cashflow certificate receives payments only after all required payments have been made on all the other securities issued by the securitization trust. In addition, before the holder of the excess cash flow certificate receives payments, cash flows from the excess cashflow certificates are applied in a "waterfall" manner as follows:

      o first, to cover any losses on the mortgage loans in the related mortgage loan pool, because the excess cashflow certificates are subordinate in right of payment to all other securities issued by the securitization trust;

      o second, to reimburse the bond insurer, if any, of the related series of pass-through certificates for amounts paid by or otherwise owing to that insurer;

      o third, to build or maintain the overcollateralization provision described below for that securitization trust at the required level by being applied as an accelerated payment of principal to the holders of the pass-through certificates of the related series;

      o fourth, to reimburse holders of the subordinated certificates of the related series of pass-through certificates for unpaid interest and for any losses previously allocated to those certificates; and

      o fifth, to pay interest on the related pass-through certificates that was not paid because of the imposition of a cap on their pass-through rates - these payments are called "basis risk shortfall amounts."

      The overcollateralization provision, or O/C, is a credit enhancement required by the rating agencies and/or bond insurers rating the certificates -
that is designed to protect the securities sold to the securitization pass-through investors from credit losses, which arise principally from defaults on the underlying mortgage loans. In short, overcollateralization occurs when the amount of collateral (I.E., mortgage loans) owned by a securitization trust exceeds the aggregate amount of senior pass-through certificates. The O/C is created to absorb losses that the securitization trust may suffer, as loans are liquidated at a loss. Historically, we built up the O/C typically over the first 18 to 24 months of a securitization (with the specific timing depending upon the structure, amount of excess spread, and performance of the securitization), by utilizing the cash flows from the excess cashflow certificates to make additional payments of principal to the holders of the pass-through certificates until the required O/C level was reached. Beginning in our 2002 securitizations and in each of our 2003 securitizations, we created the O/C by initially selling pass-through securities totaling approximately 98.5% of the total amount of mortgage loans sold to the trust. In doing so, we created the full amount of the O/C required by the trust at the time we completed the securitization, instead of over time. For example, if a securitization trust contains collateral of $100 million principal amount of mortgage loans, we sell approximately $98.5 million in senior pass-through certificates. Prior to our 2002 securitization transactions, we typically issued pass-through certificates for a par purchase price, or a slight discount to par - with par representing the aggregate principal balance of the mortgage loans backing the asset-backed securities. For example, if a securitization trust contains collateral of $100 million of mortgage loans, we typically received close to $100 million in proceeds from the sales of these certificates, depending upon the structure we use for the securitization.

      The O/C is generally expressed as a percentage of the initial mortgage loan or collateral principal balance sold to the securitization trust. The initial O/C is initially determined by either the rating agencies and/or the bond insurer, if any, using various factors, including:

      o characteristics of the mortgage loans sold to the trust, such as credit scores and loan-to-value ratios;

      o the amount of excess spread between the interest rate on the pool of mortgage loans sold to the securitization trust and the interest paid to the pass-through certificate holders, less the servicing fee, and other related expenses such as trustee fees and bond insurer fees, if any; and

      o the structure of the underlying securitization - for example, issuing BBB- certificates creates greater credit enhancement in the securitization transaction, which generally results in a lower O/C.

      Our securitizations have typically required an O/C of between 1.05% and 3.0% of the initial mortgage loans sold to the securitization trust. The required O/C can increase or decrease throughout the life of the transaction depending upon subordination levels, delinquency and/or loss tests and is subject to minimums and maximums, as defined by the rating agencies and/or the bond insurer insuring the securitization. In our securitizations prior to 2002, after the O/C requirement is reached, the cash flows from the excess cashflow certificates are then distributed to us as the holder of the excess cashflow certificates, in accordance with the "waterfall" described above. Over time, if the cash collected during the periods exceeds the amount necessary to maintain the required O/C, all other required distributions have been made, and there is no shortfall in the related required O/C, the excess is paid to us as holder of the excess cashflow certificate.

      Each securitization trust has the benefit of either a financial guaranty insurance policy from a monoline insurance company or a senior-subordinated securitization structure, which helps ensure the timely payment of interest and the ultimate payment of principal of the credit-enhanced investor certificate, or both (known as a "hybrid"). In "senior-subordinated" structures, the senior certificate holders are protected from losses by subordinated pass-through certificates, which absorb any such losses first. In addition to such credit enhancement, the excess cash flows that would otherwise be paid to the holder of the excess cashflow certificate is used when and if it subsequently becomes necessary to obtain or maintain required overcollateralization limits. Overcollateralization is used to absorb losses prior to making a claim on the financial guaranty insurance policy or the subordinated certificates.

      We began utilizing a new securitization structure in 2002, in which we completed a concurrent net interest margin, or NIM, transaction. In a NIM transaction, we sell the excess cashflow certificate and P certificate to a NIM trust (which is also a QSPE), which in turn, issues interest-bearing NIM note(s) and a NIM owner trust certificate. We sell the excess cashflow certificate and P certificate for a cash purchase price without recourse except that we provide standard representations and warranties to the NIM trust. One or more investors purchase the NIM note(s) and we receive the net proceeds of the sale of the note(s), together with the NIM owner trust certificate in consideration of our selling the excess cashflow certificate and P certificates to the NIM Trust.

      The NIM note(s) entitles the holder to be paid a specified interest rate, and further provides for all cash flows generated by the excess cashflow certificate and P certificate to be used to pay all principal and interest on the NIM note(s) until paid in full. This typically occurs approximately 22-25 months from the date the NIM note(s) were issued. The NIM owner trust certificate entitles us to all cash flows generated by the excess cashflow certificate and P certificate after the holder of the NIM note(s) has been paid in full. As such, for securitizations structured as off-balance sheet sales, we classify the NIM owner trust certificate on our balance sheet as an excess cashflow certificate and value the NIM owner trust certificate using the same assumptions that we utilize in valuing excess cashflow certificates.

      As part of a NIM transaction, we are required to "fully fund" the O/C at closing - as opposed to having it build up over time as we had in past securitizations - which is why we sold senior pass-through certificates totaling approximately 1.05% to 2.00% less than the collateral in the securitization trust. We use a portion of the proceeds we receive from selling NIM note(s) to make up for the difference between (1) the principal amount of the mortgage loans sold and (2) the proceeds from selling the senior pass-through certificates.

      NIM transactions have enabled us to generate positive upfront cash flow when we securitized our mortgage loans - I.E., the cash proceeds that we receive when the securitization and related NIM transaction close (net of funding the upfront overcollateralization and securitization and NIM costs) exceed our cost to originate the loans included in the transaction. The transactions have yielded net cash proceeds in amounts comparable to, and in most cases higher than, whole loan sales.

      In the securitizations and related NIM transactions we completed from 2002 through 2003, in which the underlying securitization was structured as an off-balance sheet sale under SFAS No. 140, we recorded the net cash proceeds generated from the sale of the NIM notes as a component of our net gain on sale of mortgage loans. Under this structure, we also retained (and recorded as a component of our net gain on sale of mortgage loans) a relatively small excess cashflow certificate that we recorded as at its estimated fair value, ranging from 0.0% to 1.0% of the securitized collateral.

      OFF-BALANCE SHEET SECURITIZATIONS. Through the end of 2003, we have structured our securitizations as off-balance sheet transactions. Accordingly, under SFAS No. 140, we have recorded a gain on sale of mortgage loans upon completion of each such securitization. For instance, in each of the four securitizations that we issued in 2003, we derived, and recorded as revenue, the following economic interests:

      o we received a cash purchase price from the sale of the NIM note(s) issued by a NIM trust, to which we sold the excess cashflow certificates;

      o we received a cash purchase price from the sale of interest-only certificates, which entitle the holders to receive payments of interest at a pre-determined rate and over a fixed period of time;

      o we received a cash premium from selling the right to service the loans that we securitized. This right entitles the contractual servicer to service the loans on behalf of the securitization trust, and earn a contractual servicing fee, and ancillary servicing fees, including prepayment penalties relating to the servicing rights we previously sold, in that capacity;

      o we retained a NIM owner trust certificate, which entitles us to receive cash flows generated by the excess cashflow certificates and the P certificate issued in connection with the securitization after the holder of the NIM note(s) has been paid in full. Although the cash flows generated by excess cashflow certificates are received over time, under GAAP, we must report as income at the time of the securitization the present value of all projected cash flows we expect to receive in the future from these excess cashflow certificates based upon an assumed discount rate. Our valuation of these excess cashflow certificates is primarily based on:

            (1) our estimate of the amount of expected losses or defaults that will take place on the underlying mortgage loans over the life of the mortgage loans;

            (2) the expected amount of prepayments on the mortgage loans due to the underlying borrowers of the mortgage loans paying off their mortgage loans prior to the stated maturity;

            (3) the LIBOR forward curve, using current LIBOR as the floor rate; and

            (4)   a discount rate.

      While we retained an excess cashflow certificate on our $435 million securitization completed in the quarter ended September 30, 2003 and our $470 million securitization completed in the fourth quarter ended December 31, 2003, we did not record either certificate as an asset and corresponding revenue item due to the securitization structure we used to maximize cash revenues. Historically, in our securitizations, we have sold pass-through certificates with credit ratings from the rating agencies that were rating the securitization transactions ranging from AAA to BBB. In our securitizations completed in the third and fourth quarters of 2003, we issued a limited principal amount of certificates rated BBB-. This structure reduced the amount of overcollateralization required, compared to a structure without a BBB-certificate, because the BBB- certificate replaces credit enhancement that would have otherwise been achieved solely through overcollateralization and the corresponding excess cashflow certificate. Had we not sold a BBB- certificate, the same credit enhancement would have been produced through a higher overcollateralization, which would have correspondingly led to a higher valued excess cashflow certificate. The BBB- certificate made possible a lower upfront overcollateralization than if we did not sell a BBB- certificate, which, in turn, resulted in our receiving higher cash proceeds from the securitization, as the senior certificates represent a larger percentage of the aggregate value of the mortgage loans sold - e.g., a 1.2% O/C results in $98.8 million of certificates being sold against every $100 million of mortgage loans purchased by the securitization trust, whereas a 2.2% O/C results in $97.8 million of certificates being sold against every $100 million of mortgage loans purchased by the securitization trust (rating agencies and the securitization structure require us to sell more mortgage loans (collateral) than the amount of certificates issued). Hence, the lower the upfront overcollateralization, the greater the upfront cash proceeds received. As a result of the cash flow needed to pay the interest on and principal amount of BBB- rated certificates, coupled with less overcollateralization and based upon our gain on sale assumptions, we ascribed no value to the excess cashflow certificate that we retained in the securitizations for those two quarters. However, if the loans underlying these securitization transactions perform better than our expectations, we will recognize excess cash flows from the excess cashflow certificates and record the cash and interest income as received. As with all of our most recent securitization structures, we will not receive excess cash flows, if any, from the excess cashflow certificate until the NIM note is paid off in full.

      At the time we completed the 2003 securitizations, we recognized as revenue each of the economic interests described above, which were recorded as net gain on sale of mortgage loans in our consolidated statement of income.

      A summary of the gain on sale we received from our aggregate securitizations and whole loan sales in 2003, 2002 and 2001 is presented below. "Loans Sold" represents the amount of loans actually transferred to the respective securitization trusts during each year and whole loans sold on a servicing-released basis:

                                                                         YEAR ENDED DECEMBER 31,
                                                              ---------------------------------------------
                                                                  2003             2002             2001
                                                                  ----             ----             ----
NET GAIN ON SALE OF MORTGAGE LOANS                                       (DOLLARS IN THOUSANDS)
Loans Sold ...............................................    $ 1,537,600      $   922,057      $   606,100
                                                              ===========      ===========      ===========

NIM Proceeds, Net ........................................    $    67,159      $    42,050      $        --
Interest Only Certificate Proceeds .......................         12,913               --           13,332
Excess Cashflow Certificate (owner trust certificates)(1)           6,941           10,499           11,081
Mortgage Servicing Rights ................................          8,910            7,248            5,213
Hedging ..................................................            438               --               --
Gain on whole loan sales .................................          2,137            4,547           11,099
Loan origination fees ....................................         25,079           14,366           13,485
Loan origination costs ...................................        (21,654)         (15,197)         (13,797)
Less: Securitization transaction costs ...................         (7,141)          (5,539)          (2,087)
                                                              -----------      -----------      -----------
   Net gain on sale recorded .............................    $    94,782      $    57,974      $    38,326
                                                              ===========      ===========      ===========

   Net gain on sale recorded (as a percent of loans sold)             6.2%             6.3%             6.3%

(1) The reduction in value of the excess cashflow certificates in 2003 compared to 2002 is primarily due to our not recording any excess cash flow certificates in the third and fourth quarter of 2003. (See "- Excess Cashflow Certificate, Net").

      Our net investment in the pool of loans sold at the date of the securitization represents the amount originally paid to originate the loans, adjusted for the following:

      o any direct loan origination costs incurred (an increase in the investment) and loan origination fees received (a decrease in the investment) in connection with the loans, which are treated as a component of the initial investment in loans;

      o the principal payments received, and the amortization of the net loan fees or costs, during the period we held the loans prior to their securitization; and

      o any gains (a decrease in the investment) or losses (an increase in the investment) we incur on any hedging instruments that we may have utilized to hedge against the effects of changes in interest rates during the period we hold the loans prior to their securitization.

      We allocate our basis in the mortgage loans and excess cashflow certificates between the portion of the mortgage loans and excess cashflow certificates sold through securitization and the portion retained (the NIM owner trust certificate since 2002) based on the relative fair values of those portions on the date of sale. We may recognize gains or losses attributable to the changes in fair value of the excess cashflow certificates, which are recorded at estimated fair value and accounted for as "trading" securities. Since there is no active market for the excess cashflow certificates, we determine their estimated fair value by discounting the expected cash flows.

(7) EXCESS CASHFLOW CERTIFICATES, NET

      We classify excess cashflow certificates that we receive upon the securitization of a pool of loans as "trading securities." The amount initially allocated to the excess cashflow certificates at the date of a securitization reflects their fair value. The amount recorded for the excess cashflow certificates is reduced for distributions which we receive as the holder of these excess cashflow certificates, and is adjusted for subsequent changes in the fair value of the excess cashflow certificates we hold.

      At the time each securitization transaction closes, we determine the present value of the related excess cashflow certificates (which, in the securitizations we have issued since 2002, includes NIM owner trust certificates, and the underlying BIO certificates and P certificates), using assumptions we make regarding the underlying mortgage loans. The excess cashflow certificate is then recorded on our consolidated financial statements at an estimated fair value. Our estimates primarily include the following:

            o future rate of prepayment of the mortgage loans - the expected amount of prepayments on the mortgage loans due to the underlying borrowers paying off their mortgage loan prior to the loan's expected maturity;

            o credit losses on the mortgage loans - our estimate of the amount of expected losses or defaults that will take place on the underlying mortgage loans over the life of the mortgage loans because the excess cashflow certificates are subordinated to all other securities issued by the securitization trust. Consequently, any losses sustained on mortgage loans comprising a particular securitization trust are first absorbed by the excess cashflow certificates;

            o the LIBOR forward curve (using current LIBOR as the floor rate) - our estimate of future interest rates, which affects both the rate paid to the floating rate pass-through security investors (primarily the one-month LIBOR index) and the adjustable rate mortgage loans sold to the securitization trust (which provide for a fixed rate of interest for the first 24 or 36 months and a six-month variable rate of interest thereafter using the six-month LIBOR index); and

            o     a discount rate used to calculate present value.

      The value of each excess cashflow certificate represents the cash flow we expect to receive in the future from such certificate based upon our best estimate. We monitor the performance of the loans underlying each excess cashflow certificate, and any changes in our estimates (and consequent changes in value of the excess cashflow certificates) are reflected in the line item called "excess cashflow certificate income" in the quarter in which we make any such change in our estimate. Although we believe that the assumptions we use are reasonable, there can be no assurance as to the accuracy of the assumptions or estimates.

      In determining the fair value of each of the excess cashflow certificates, we make the following underlying assumptions regarding mortgage loan prepayments, mortgage loan default rates, the LIBOR forward curve and discount rates:

      a)    Prepayments.  We base  our  prepayment  rate  assumptions  upon  our ongoing analysis of the performance of the mortgage pools we previously securitized, and the performance of similar pools of mortgage loans securitized by others in the industry. We apply different prepayment speed assumptions to different loan product types because it has been our experience that different loan product types exhibit different prepayment patterns. Generally, our loans can be grouped into two loan products - fixed-rate loans and adjustable-rate loans. With fixed-rate loans, an underlying borrower's interest rate remains fixed throughout the life of the loan. Our adjustable-rate loans are a "hybrid" between fixed- and adjustable-rate loans, in that the interest rate generally remains fixed, typically for the first two or three years of the loan, and then adjusts, typically every six months thereafter. Within each product type, factors other than interest rate can affect our prepayment rate assumptions. These factors include:

            o whether or not a loan contains a prepayment penalty - an amount that a borrower must pay to a lender if the borrower prepays the loan within a certain time after the loan was originated. Loans containing a prepayment penalty typically are not repaid as quickly as those without a penalty;

            o as is customary in our industry with adjustable-rate mortgage loans, the introductory interest rate we charge to the borrower is artificially lower, between one and two full percentage points, than the rate for which the borrower would have otherwise qualified. Generally, once the interest rate begins to adjust, the interest rate payable on that loan increases, at times fairly substantially. This interest rate increase can be exacerbated if there is an absolute increase in interest rates. As a result of these increases and the potential for future increases, adjustable rate mortgage loans typically are more susceptible to early prepayments.

            There are several reasons why a loan may prepay prior to its maturity, including but not limited to:

            o     a decrease in interest rates;

            o improvement in the borrower's credit profile, which may allow the borrower to qualify for a lower interest rate loan;

            o competition in the mortgage market, which may result in lower interest rates being offered to the borrower;

            o     the borrower's sale of his or her home;

            o     the borrower's need for additional funds; and

            o a default by the borrower, resulting in foreclosure by the lender.

            It is unusual for a borrower to prepay a mortgage loan during the first few months because:

            o it typically takes at least several months after the mortgage loans are originated for any of the above events to occur;

            o     there are costs involved with refinancing a loan; and

            o     the borrower does not want to incur prepayment penalties.

            The following table shows our current prepayment assumptions for the month one and peak speed. The assumptions have not changed since September 2001.

            LOAN TYPE                  MONTH ONE                 PEAK SPEED
            ---------------------------------------------------------------
            Fixed Rate                   4.00%                      30.00%
            Adjustable Rate              4.00%                      75.00%

            If mortgage loans prepay faster than anticipated, we will earn less income in connection with the mortgage loans and receive less excess cash flow in the future because the mortgage loans have paid off. Conversely, if mortgage loans prepay at a slower rate than anticipated, we earn more income and more excess cash flow in the future, subject to the other factors that can affect the cash flows from, and our valuation of, the excess cashflow certificates.

      (b) Default Rate. At December 31, 2003 and 2002, on each newly issued securitization, we apply a default reserve for both fixed- and adjustable-rate loans sold to the securitization trusts totaling 5.00% of the amount initially securitized. We apply a default or loss rate to the excess cashflow certificate because it is the "first-loss" piece and is subordinated in right of payment to all other securities issued by the securitization trust. If defaults are higher than we anticipate, we will receive less income and less excess cash flow than expected in the future. Conversely, if defaults are lower than we expected, we will receive more income and more excess cash flow than expected in the future, subject to the other factors that can affect the cash flows from, and our valuation of, the excess cashflow certificates.

      (c) LIBOR Forward Curve. The LIBOR forward curve is used to project future interest rates, which affects both the rate paid to the floating rate pass-through security investors (which primarily use one-month LIBOR as a base) and the adjustable rate mortgage loans sold to the securitization trust (which have a fixed rate of interest for either the first 24 or 36 months then a variable rate of interest thereafter using six-month LIBOR as a base). A significant portion of our loans are fixed-rate mortgages, and a significant amount of the securities sold by the securitization trust are floating-rate securities (the interest rate adjusts based upon an index, such as one-month LIBOR). As such, our excess cashflow certificates are subject to significant basis risk and a change in LIBOR will, impact our excess spread. If LIBOR is lower than anticipated, we will receive more income and more excess cash flows than expected in the future, subject to the other factors that can affect the cash flows from, and our valuation of, the excess cashflow certificates. Conversely, if LIBOR is higher than expected, we will receive less income and less excess cash flows than expected in the future. In each of our securitizations in which we sold NIM note(s), we purchased an interest rate cap, which helps mitigate the basis risk for the approximate time that the NIM notes are outstanding.

      (d) Discount Rate. We use a discount rate that we believe reflects the risks associated with our excess cashflow certificates. Because quoted market prices on comparable excess cashflow certificates are not available, we compare our valuation assumptions and performance experience to our competitors in the non-conforming mortgage industry. Our discount rate takes into account the asset quality and the performance of our securitized mortgage loans compared to that of the industry and other characteristics of our securitized loans. We quantify the risks associated with our excess cashflow certificates by comparing the asset quality and payment and loss performance experience of the underlying securitized mortgage pools to comparable industry performance. The discount rate we use to determine the present value of cash flows from excess cashflow certificates reflects increased uncertainty surrounding current and future market conditions, including without limitation, uncertainty concerning inflation, recession, home prices, interest rates and conditions in the equity markets.

            We utilized a discount rate of 15% at December 30, 2003 and 2002 on all excess cashflow certificates. Prior to the quarter ended September 30, 2001, we used an 18% discount rate on a NIM transaction we consummated in November 2000. We increased the discount rate on these excess cashflow certificates during the period that the senior NIM securities remained outstanding, to account for the potentially higher risk associated with the residual cash flows expected to be received by the holder of the certificated interest in the NIM trust, which was subordinated to the multiple senior securities sold in the NIM transaction. As part of the Second Exchange Offer, all of the excess cashflow certificates that were subject to the November 2000 NIM transaction were transferred to the LLC. We did not increase the discount rate on the excess cashflow certificates from our latest securitizations despite issuing NIM securities because the NIM securities in the most recent transactions were:

            o issued from a single securitization as compared to the November 2000 NIM transaction, which was backed by a combination of six securitizations issued between September 1997 and March 1999 resulting in more volatility or variability in determining the timing of cash flows to be received by the NIM; and

            o issued from a new securitization as compared to the November 2000 NIM transaction, which was backed by several seasoned securitization trusts. The predictability in determining the timing of cash flows for the first two years on a newly issued securitization is typically higher than securitizations that have been outstanding for a greater period of time because defaults or losses to the trust within the first few years of issuance are typically lower and more predictable compared to a securitization that has been outstanding for a longer period of time (a more seasoned transaction). Additionally, prepayment speeds are more predictable compared to more seasoned transactions, which is aided by the presence of prepayment penalties, which typically expire within the first few years after a mortgage loan is originated. Therefore, there is a higher probability in determining the timing of cash flows to the NIM investor on a new issuance securitization as compared to a seasoned transaction.

      At March 2001, we sold five of our excess cashflow certificates with a carrying value of $40.4 million for $15.0 million, resulting in a loss of $25.4 million.

      At September 30, 2001, we recorded a charge to impairment of excess cashflow certificates to reflect a fair value adjustment to our remaining excess cashflow certificates totaling $19.7 million. Our change in assumptions at September 30, 2001, primarily reflect recent unforeseen market events relating to the terrorist attacks on September 11, 2001, that further accelerated an economic downturn in the U.S. economy, and which we believe may have a significant adverse impact on the economy for the foreseeable future.

      At March 31, 2002, we recorded a charge to impairment of excess cashflow certificates to reflect a fair value adjustment to our excess cashflow certificates, totaling $2.1 million, relating to the timing of excess cash flows that are to be received by the excess cashflow certificate after the release or "step-down" of the overcollateralization account.

      In August 2003, we sold three of our excess cashflow certificates, which had a $10.0 million carrying value in the aggregate, for $10.2 million in cash. We recorded the gain earned from the sale in gain (loss) of certificates, and reduced the value of our excess cashflow certificates on our balance sheet accordingly. The net impact was an increase to income of $0.2 million in the quarter ended September 30, 2003.

      The activity related to our excess cashflow certificates for the years ended December 31, is as follows:

(DOLLARS IN THOUSANDS)                          2003         2002         2001
-------------------------------------------------------------------------------
Balance, beginning of year                   $ 24,565       16,765      216,907
New excess cashflow certificates                6,941       10,499       11,081
Net accretion/(amortization) of excess
   cashflow certificates                       (1,653)        (614)       1,945
Fair value adjustments                             --       (2,085)     (19,676)
Sales                                         (10,000)          --      (40,402)
Second Exchange Offer (1)                          --           --     (153,090)
-------------------------------------------------------------------------------
Balance, end of year                         $ 19,853       24,565       16,765
===============================================================================

      (1) The Second Exchange Offer was consummated on August 29, 2001. In the Second Exchange Offer, holders of approximately $138.1 million (of $148.2 million) in principal amount of our senior secured notes and $1.1 million (of $1.8 million) in principal amount of our senior notes exchanged their notes for commensurate interests in voting membership interests in the LLC (which is not our affiliate), to which we transferred all of the mortgage-related securities previously securing the senior secured notes (primarily comprised of excess cashflow certificates).

      Our valuation of retained excess cashflow certificates is highly dependent upon the reasonableness of our assumptions and the predictiveness of the relationships that drive the results of our valuation model. The assumptions we utilize, described above, are complex, as we must make judgment calls about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the possible future resolution of the uncertainties increase, those judgments become even more complex.

      In volatile markets, like those we have experienced over the past several years, there is increased risk that our actual results may vary significantly from our assumed results. The longer the time period over which the uncertainty will exist, the greater the potential volatility for our valuation assumptions and the fair value of our excess cashflow certificates.

      The table below demonstrates the sensitivity, at December 31, 2003, of the estimated fair value of our excess cashflow certificates caused by an immediate 10% and 20%, respectively, adverse change in the key assumptions we use to estimate fair value:

                                             FAIR VALUE OF EXCESS      IMPACT TO
(DOLLARS IN THOUSANDS)                       CASHFLOW CERTIFICATES     EARNINGS
                                             ---------------------     --------

Fair value as of 12/31/03:                         $19,853

10% increase in prepayment speed                    17,318               2,534
20% increase in prepayment speed                    15,866               3,987

10% increase in credit losses                       15,820               4,033
20% increase in credit losses                       12,492               7,361

10% increase in discount rates                      19,067                 786

20% increase in discount rates                      18,358               1,495

10% increase in one- & six-month LIBOR              17,246               2,607
20% increase in one- & six-month LIBOR              15,066               4,787

      These sensitivities are hypothetical and are presented for illustrative purposes only. Changes in the fair value resulting from a change in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the resulting change in fair value may not be linear. Each change in assumptions presented above was calculated independently without changing any other assumption. However, in reality, changes in one assumption may result in changes in another assumption, which may magnify or counteract the sensitivities. For example, a change in market interest rates may simultaneously impact prepayment speeds, credit losses and the discount rate. It is impossible to predict how one change in a particular assumption may impact other assumptions.

(8) HEDGING TRANSACTIONS

      For the year ended December 31, 2003 we recorded hedge gain of $0.4 million. We entered into interest rate swap agreements for the purpose of hedging our mortgage loans in inventory. We did not hedge during the years ended December 31, 2002 and 2001, respectively.

(9) WAREHOUSE FINANCING

      The warehouse lines are collateralized by specific mortgage loans, the balances of which are equal to or greater than the outstanding balances under the line at any point in time. Available borrowings under these lines are based on the amount of the collateral pledged.

      The following table summarizes certain information regarding warehouse financing at the respective dates:

(DOLLARS IN MILLIONS)

                                                                      BALANCE AT DECEMBER 31,
                                 FACILITY                             -----------------------            EXPIRATION
FACILITY DESCRIPTION              AMOUNT        FINANCING TERM          2003           2002                 DATE
--------------------------------------------------------------------------------------------------------------------
Warehouse line of credit          $250.0       Margin over LIBOR       $ 94.8            --             October 2004
Warehouse line of credit          $250.0       Margin over LIBOR         50.0            --               April 2004
Warehouse line of credit             N/A       Margin over LIBOR          N/A          13.8                 May 2003
--------------------------------------------------------------------------------------------------------------------
Total                                                                  $144.8          13.8
====================================================================================================================

      In March 2004, our warehouse line of credit that was due to expire in April 2004 was extended to March 2005. Our warehouse agreements require us to comply with various operating and financial covenants. The continued
availability of funds under these agreements is subject to, among other conditions, our continued compliance with these covenants. We believe that we are in compliance with these covenants as of December 31, 2003.

      INTEREST EXPENSE

The following table is a summary of interest expenses:

                                                        YEAR ENDED DECEMBER 31,
                                                      --------------------------
                                                       2003      2002      2001
                                                       ----      ----      ----
                                                        (DOLLARS IN THOUSANDS)

Interest expense for loans finance in warehouse ..    $4,390     3,602     5,480
Capital leases ...................................       255       461       813
Senior notes (1) .................................       854     1,030     9,201
Other ............................................        10       180       638
                                                      ------    ------    ------
   Total interest expense ........................    $5,509     5,273    16,132
                                                      ======    ======    ======

(1) In August 2001, we completed our Second Exchange Offer, which extinguished substantially all of our long-term debt, leaving approximately $11 million out of $150 million of our notes still outstanding.

(10) OTHER BORROWINGS

      The  following  table  summarizes  certain  information   regarding  other
borrowings at the respective dates:

(DOLLARS IN THOUSANDS)

                                         BALANCE AT DECEMBER 31,
                                         -----------------------         EXPIRATION
FACILITY DESCRIPTION        RATE            2003         2002               DATE
----------------------------------------------------------------------------------------
Capital leases          2.00% - 12.45%    $ 2,362        2,595      July 2004 - Dec 2006
========================================================================================

      Future contractual obligations related to principal balances for capital leases are as follows:

(DOLLARS IN THOUSANDS)

                                                        BALANCE AT DECEMBER 31,
                                                        -----------------------
     PERIOD                                              2003               2002
--------------------------------------------------------------------------------
     Less than 1 year                                  $ 1,204             1,953
     1-3 years                                           1,158               642
================================================================================
Total                                                  $ 2,362             2,595
--------------------------------------------------------------------------------

(11) WARRANTS

      In December 2000, as part of our First Exchange Offer, we issued warrants to purchase 1,569,193 shares of our common stock, at an initial exercise price of $9.10 per share, subject to adjustment. In December 2002, the exercise price for the warrants was adjusted to $0.01 per share in accordance with the terms of the warrant agreement under which the warrants were granted. During the twelve months ended December 31, 2003, 862,403 warrants were exercised for 862,406 shares of common stock and 706,790 warrants remained unexercised. Following our redemption, on October 30, 2003, of the Senior Notes issued on December 21, 2000, all unexercised warrants expired pursuant to their terms.

(12) PREFERRED STOCK - SERIES A

      In August 2001, as part of our Second Exchange Offer, the holders of approximately $139.2 million (of the initial $150.0 million) principal amount of our 9.5% senior notes due 2004 exchanged their notes for, among other interests, 139,156 shares of our newly issued Series A preferred stock, having an aggregate preference amount of $13.9 million.

      Holders of the Series A preferred stock are entitled to receive cumulative preferential dividends at the rate of 10% per annum of the preference amount, payable in cash semi-annually on the first business date of January and July, commencing in July 2003. We paid $1.4 million of dividends to the Series A holders in 2003. We are required to comply with restrictive covenants in connection with our Series A preferred stock. We believe we are in compliance with these covenants as of December 31, 2003.

(13) SENIOR NOTES

      On October 30, 2003,  we redeemed,  at par,  all of our  outstanding  9.5%
senior notes due August 2004. The aggregate redemption price, including principal and accrued interest, was approximately $11.0 million. We used our existing cash to fund the redemption. The outstanding balance of the notes totaled $10.8 million as of December 31, 2002.

(14) BANK PAYABLE

      In order to maximize our cash management practices, we have instituted a procedure whereby checks written against our operating account are covered as they are presented to the bank for payment, either by drawing down our lines of credit or from subsequent deposits of operating cash. Bank payable represents the checks outstanding at December 31, 2003 and 2002, to be paid in this manner.

(15) EMPLOYEE BENEFIT PLANS

      We sponsor a 401(k) Retirement Savings Plan. Substantially all our employees who are at least 21 years old are eligible to participate in the plan after completing one year of service. Contributions are made from employees' elected salary deferrals. We elected to make discretionary contributions to the Plan of $0.5 million, $0.3 million and $0.5 million for 2003, 2002 and 2001, respectively.

(16) COMMITMENTS AND CONTINGENCIES

      We have repurchase agreements with certain of the institutions that have previously purchased our mortgages. Some of the agreements provide for the repurchase by us of any of the mortgage loans that go to foreclosure sale. At the foreclosure sale, we will repurchase the mortgage, if necessary, and make the institution whole. The dollar amount of loans that were previously sold with recourse and are still outstanding totaled $1.8 million at December 31, 2003 and $2.6 million at December 31, 2002.

      Included in accounts payable is an allowance for recourse losses of $1.1 million at December 31, 2003 and $1.2 million at December 31, 2002, respectively. We recognized, as a charge to operations, a provision for recourse losses of approximately $88,175, $73,500, and $311,000 for the years 2003, 2002 and 2001, respectively. Additions to the allowance for loan losses are provided by charges to income based upon various factors, which, in management's judgment, deserve current recognition in estimating probable losses. The loss factors are determined by management based upon an evaluation of historical loss experience, delinquency trends, loan volume and the impact of economic conditions in our market area.

      We provide commitments to fund mortgage loans to customers as long as all of the proper conditions are met. Our commitments have fixed expiration dates. We quote interest rates to customers, which are generally subject to change by us. Although, we typically honor such interest rate quotes, the quotes do not constitute future cash requirements, minimizing the potential interest rate risk exposure. These non-conforming mortgage loan commitments do not meet the definition of a derivative under accounting principles generally accepted in the United States of America. Accordingly, they are not recorded in the consolidated financial statements. At December 31, 2003 and 2002, we had outstanding origination commitments to fund approximately $52.8 million and $27.2 million in mortgage loans, respectively.

      Our rental expense, net of sublease income, for the years ended December 31, 2003, 2002 and 2001 amounted to $5.2 million, $4.5 million and $5.0 million, respectively.

      Minimum future rentals under non-cancelable operating leases as of December 31, 2003 are as follows:

(DOLLARS IN THOUSANDS)
--------------------------------------------------------------------------------
             YEAR                                                 AMOUNT
--------------------------------------------------------------------------------
             2004                                               $  4,612
             2005                                                  4,670
             2006                                                  4,604
             2007                                                  4,469
             2008                                                  1,508
             2009                                                    187
--------------------------------------------------------------------------------
             Total                                              $ 20,050
--------------------------------------------------------------------------------

      Because the nature of our business involves the collection of numerous accounts, the validity of liens and compliance with various state and federal lending laws, we are subject, in the normal course of business, to numerous legal proceedings and claims, including several class action lawsuits. The resolution of these lawsuits, in management's opinion, will not have a material adverse effect on our financial position or results of operations.

(17) STOCK BASED COMPENSATION

      The 1996 Stock Option Plan (the "1996 Plan") authorized the reserve of 2,200,000 shares of unissued common stock for issuance pursuant to the 1996 Plan. The 2001 Stock Option Plan (the "2001 Plan," collectively with the 1996 Plan, the "Plans") authorized the reserve of 1,500,000 shares of unissued common stock for issuance pursuant to the 2001 Plan. Substantially all of the options issued vest over a five-year period at 20% per year and expire seven years from the grant date.

      The following table summarizes certain information regarding the Plans at December 31:

                                         2003                       2002                       2001
-------------------------------------------------------------------------------------------------------------
                                 NUMBER       WTD-AVG       NUMBER       WTD-AVG        NUMBER       WTD-AVG
                                 OF           EXERCISE      OF           EXERCISE       OF           EXERCISE
                                 SHARES       PRICE         SHARES       PRICE          SHARES       PRICE
-------------------------------------------------------------------------------------------------------------
Balance, beginning of year     2,515,050        $2.01     2,179,000        $4.25        990,700       $12.38
Options granted                  126,000         6.32       815,500         1.84      1,658,300          .50
Options exercised                147,300         0.79        21,800          .50             --
Options canceled                 256,800         4.89       457,650        12.48        470,000         8.17
-------------------------------------------------------------------------------------------------------------
Balance at end of year         2,236,950        $2.00     2,515,050        $2.01      2,179,000        $4.25
=============================================================================================================
Options exercisable              755,805        $2.86       519,380        $4.79        515,650       $13.97
-------------------------------------------------------------------------------------------------------------

      The weighted-average fair value of options granted during 2003, 2002 and 2001 was $4.25 $1.25 and $1.21, respectively. For purposes of the pro forma calculation under SFAS No. 123, the fair value of the options granted is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions used for the 2003, 2002 and 2001 grants:

                                           2003           2002           2001
--------------------------------------------------------------------------------
Dividend yield                                 0%             0%              0%
Expected volatility                           84%           103%            164%
Risk-free interest rate                     3.17%          2.87%           4.22%
Expected life                             5 years        5 years         5 years
Average remaining contractual life     7.00 years     5.37 years      5.28 years

(18) INCOME TAXES

      The provision (benefit) for income taxes for the years ended December 31, 2003, 2002 and 2001 is as follows:

(DOLLARS IN THOUSANDS)                     2003            2002           2001
-------------------------------------------------------------------------------
Current:     Federal                    $    (267)        (1,121)         1,847
             State & Local                    180           (648)         1,029
-------------------------------------------------------------------------------
Total current income taxes              $     (87)        (1,769)         2,876
-------------------------------------------------------------------------------

Deferred:    Federal                    $  12,716          3,560        (31,053)
             State & Local                  4,352            848         (7,393)
Valuation allowance                       (42,335)        (4,408)        38,446
-------------------------------------------------------------------------------
Total deferred income taxes               (25,267)            --             --
-------------------------------------------------------------------------------
Total tax provision (benefit)           $ (25,354)        (1,769)         2,876
===============================================================================

      Significant components (temporary differences and carryforwards) that give rise to our net deferred tax asset as of December 31, 2003 and 2002 were as follows:

(DOLLARS IN THOUSANDS)                                          2003        2002
                                                                ----        ----
DEFERRED TAX ASSETS:
--------------------------------------------------------------------------------
Book/tax difference in excess cashflow
       certificates, net carrying amount                     $ 2,266      14,832
Loss reserves                                                  1,386       1,879
Capitalized origination fees and related cost                    196          --
Book over tax depreciation                                       341         419
Federal and State net operating loss carryforwards            26,995      30,905
--------------------------------------------------------------------------------
Gross deferred tax assets                                    $31,184      48,035
Less: Valuation Allowance                                         --      42,335
--------------------------------------------------------------------------------
Deferred tax assets net of valuation allowance               $31,184       5,700
================================================================================

DEFERRED TAX LIABILITIES:
--------------------------------------------------------------------------------
Capitalized origination fees and related cost                $    --         100
--------------------------------------------------------------------------------
Gross deferred tax liabilities                                    --         100
--------------------------------------------------------------------------------
Net deferred tax assets                                      $31,184       5,600
================================================================================

      We are required to recognize all or a portion of our gross deferred tax assets if we believe that it is more likely than not, given the weight of all available evidence, that all or a portion of the benefits of the carryforward losses and other deferred tax assets will be realized. Management believes that, based on the available evidence, it is more likely than not that we will realize the benefit from our gross deferred tax assets.

      At September 30, 2003, we reversed a valuation allowance that we had established in 2000 against our deferred tax asset. Management believed that the reversal was appropriate at the time principally because of our eight consecutive quarters of profitability and positive cash flow, together with the planned retirement of all our long-term unsecured debt. We have recorded minimal taxes in our results of operations over the prior seven quarters - from the fourth quarter of 2001 through the second quarter of 2003 - as a result of the valuation allowance against our deferred tax asset, which was primarily generated by net operating losses ("NOLs") in 2000 and 2001.

      As of December 31, 2003, Federal and state NOLs totaled approximately $27.0 million, principally expiring in 2021.

      A reconciliation of the statutory income tax rate to the effective income tax rate, as applied to income (loss) for the years ended December 31, 2003, 2002 and 2001 is as follows:

                                                          2003        2002        2001
---------------------------------------------------------------------------------------
Tax at statutory rate                                      35.0%       35.0%       35.0%
State & local taxes, net of Federal benefit                 7.0         0.8         4.3
Change in valuation allowance for deferred tax assets    (100.7)      (27.7)      (39.7)
Non-deductible expenses and other                          (1.6)      (19.2)       (2.6)
---------------------------------------------------------------------------------------
Total tax rate                                            (60.3)%     (11.1)%      (3.0)%
=======================================================================================

(19) EARNINGS PER SHARE

      The following is a reconciliation of the denominators used in the computations of basic and diluted EPS. The numerator for calculating both basic and diluted EPS is net income.

For the years ended December 31:

(DOLLARS IN THOUSANDS, EXCEPT EPS DATA)             2003       2002       2001
-------------------------------------------------------------------------------
Net income (loss)                                 $67,406     17,637    (99,790)
Less: Preferred stock dividends                     1,391         --         --
-------------------------------------------------------------------------------
Net income available to commons stockholders       66,015     17,637        n/a
===============================================================================

Weighted-average shares - basic                    16,309     15,895     15,884
Incremental shares-options                          2,098      1,076         --
-------------------------------------------------------------------------------
Weighted-average shares - diluted                  18,407     16,971     15,884
-------------------------------------------------------------------------------

Basic earnings per share:
-------------------------------------------------------------------------------
Net income (loss)                                 $  4.05       1.11      (6.28)
===============================================================================

Diluted earnings per share:
-------------------------------------------------------------------------------
Net income (loss)                                 $  3.59       1.04      (6.28)
===============================================================================

      For 2001, approximately 23,000 stock options are excluded from the calculation of diluted EPS because their effect is antidilutive in periods where losses are reported.

(20) GENERAL AND ADMINISTRATIVE EXPENSES

      The following table is a summary of general and administrative expenses:

                                                            YEAR ENDED DECEMBER 31,
                                                      ---------------------------------
                                                        2003         2002         2001
                                                        ----         ----         ----
                                                            (DOLLARS IN THOUSANDS)
Rent and occupancy .............................      $ 5,200        4,450        5,025
Telephone ......................................        2,861        2,240        2,431
Fees and licenses ..............................        2,034        2,002        2,715
Depreciation and amortization (1) ..............        1,634        3,236        8,301
Computer expenses ..............................        1,615        1,583        1,276
Management and consulting ......................        1,472        1,052          613
Other administrative expenses (1) ..............        8,644        8,122       27,972
                                                      -------      -------      -------
   Total general and administrative expenses (1)      $23,460       22,685       48,333
                                                      =======      =======      =======

(1) The year ended December 31, 2001 included expenses primarily associated with
(1) our disposition and transfer of our servicing portfolio in May 2001 to Ocwen, (2) capital charges previously associated with our interest and servicing advance securitizations prior to the sale of the servicing portfolio, (3) a change in accounting estimates regarding the life expectancy of our computer-related equipment, and (4) a charge for reserves primarily against a pool of non-performing loans, which we ultimately sold in July 2001.

(21) QUARTERLY FINANCIAL DATA (UNAUDITED)

      The following table is a summary of financial data by quarter for the years ended December 31, 2003 and 2002:

For the quarters ended:

(DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)           March 31,     June 30,      Sept. 30,    Dec. 31,
---------------------------------------------------------------------------------------------------------
2003
  Revenues                                               $21,832       28,833         29,333      30,170
  Expenses                                                14,867       17,097         18,193      17,959
  Net income(a)                                            6,697       11,701         41,595       7,413
  Earnings per share basic(a)                               0.42         0.68         2.55          0.40
  Earnings per share diluted(a)                             0.36         0.58         2.24          0.37

2002
  Revenues(b)                                            $16,058       17,811         18,181      18,896
  Expenses                                                13,693       13,707         13,619      14,059
  Net income(b)(c)                                         2,245        3,972          6,698       4,722
  Earnings per share basic(b)(c)                            0.14         0.25         0.42          0.30
  Earnings per share diluted(b)(c)                          0.14         0.23         0.39          0.28

----------
(a) In the third quarter of 2003, we recorded an income tax benefit, which was primarily related to the reversal of a valuation that we had established in 2000 against our deferred tax asset.
(b) The quarter ended March 31, 2002 includes a charge of $2.1 million, which represents a fair value adjustment to our excess cashflow certificates.
(c) The quarter ended September 30, 2002 includes a special tax benefit of $2.2 million related to us obtaining a favorable resolution to tax issue for which we had previously reserved and do not expect to recur.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the estimated costs and expenses of the offerings contemplated by this Registration Statement, other than commissions and discounts, if any.

SEC registration fee                               $
NASD fee
AMEX listing fee
Blue sky fees and expenses
Registrar and transfer agent fees
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous
                                                   -----------------
       Total                                       $


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our certificate of incorporation eliminates, to the fullest extent permitted by the law of the State of Delaware, personal liability of directors to our company and its stockholders for monetary damages for breach of fiduciary duty as directors.

         Section 145(a) of the Delaware General Corporation Law, or DGCL, provides in relevant part that a corporation may "indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful."

         With respect to derivative actions, Section 145(b) of the DGCL provides in relevant part that a corporation may "indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor. . . [by reason of the person's service in one of the capacities specified in the preceding sentence] against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement or such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper."

         To the fullest extent permitted by applicable law, we agree to indemnify any of our officers or directors for, and to hold each of them harmless against, any loss, liability or expense incurred without negligence or bad faith on its part, arising out of or in connection with his or her duties as an officer or director performed pursuant to our charter documents, including the costs and expenses (including reasonable legal fees and expenses) of defending him or herself against, or investigating, any claim or liability in connection with the exercise or performance of any of its powers or duties thereunder.

ITEM 16.  EXHIBITS

          NO.     FILED     DESCRIPTION
          ---     -----     -----------
          1.1     (*)       Form of Underwriting Agreement. 5.1 (*) Opinion of Morrison
                            & Foerster LLP.

          10.1    (b)       Employment Agreement dated February 27, 2002 between the Registrant and
                            Hugh Miller

          10.2    (c)       Employment Agreement dated September 12, 2002 between the Registrant and
                            Sidney A. Miller.

          10.3    (g)       Employment Agreement dated August 13, 2003 between the Registrant and
                            Randall F. Michaels

          10.4    (b)       Employment Agreement dated February 27, 2002 between the Registrant and
                            Richard Blass

          10.5    (d)       Registration Rights Agreement, dated as of December 21, 2000, between the
                            Registrant and Mellon Investor Services, LLC, as warrant agent

          10.6    (a)       Lease Agreement between Delta Funding Corporation and the Tilles
                            Investment Company, and the Second, Third and Fourth Amendments to Lease
                            Agreement

          10.7    (e)       Fifth, Sixth and Seventh Amendments to Lease Agreement between Delta
                            Funding Corporation and the Tilles Investment Company

          10.8    (f)       Eighth Amendment to Lease Agreement between Delta Funding Corporation and the Tilles Investment Company

          10.9    (b)       Ninth Amendment to Lease Agreement between Delta Funding Corporation and the Tilles Investment Company

          10.10   (a)       1996 Stock Option Plan of Delta Financial Corporation

          10.11   (b)       2001 Stock Option Plan of Delta Financial Corporation

          23.1    (h)       Consent of KPMG LLP.
          23.2    (*)       Consent of Morrison & Foerster LLP (set forth in Exhibit 5.1).

          24.1    (h)       Power of Attorney (set forth in the signature page contained in Part II of the Registration Statement).

------------------
(a) Incorporated by reference from our Registration Statement on Form S-1 (No. 333-11289), filed with the Commission on September 3, 1996, and related amendments to the Form S-1.

(b) Incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 1-12109), filed with the Commission on April 1, 2002.

(c) Incorporated by reference from our Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 (File No. 1-12109), filed with the Commission on November 13, 2002.

(d) Incorporated by reference from our Current Report on Form 8-K (File No. 1-12109), filed with the Commission on January 10, 2001. (e) Incorporated by reference from our Annual Report on Form 10-K for the year ended December 31, 1997 (File No. 1-12109), filed with the Commission on
     March 31, 1998.

(f) Incorporated by reference from our Quarterly Report on Form 10-Q for the quarter ended March 31, 1998 (File No. 1-12109), filed with the Commission on May 12, 1998.

(g) Incorporated by reference from our Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (File No. 1-12109), filed with the Commission on August 14, 2003.

(h)  Filed herewith.

(*) To be filed by amendment or in connection with a report to be filed pursuant to Section 13 or 15(d) of the securities Exchange Act of 1934, if applicable, and incorporated herein by reference.

ITEM 17.  UNDERTAKINGS

         The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished by the Securities and Exchange Commission by the registrant pursuant to Section 13 or
Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof;

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Woodbury, State of New York, on April 27, 2004.


                                      DELTA FINANCIAL CORPORATION

                                      By:  /s/HUGH MILLER
                                          --------------------------------------
                                          Hugh Miller
                                          President and Chief Executive Officer


                                POWER OF ATTORNEY

         Know all men by these presents that the undersigned does hereby make, constitute and appoint Hugh Miller and Marc Miller, and each of them, as the true and lawful attorney-in-fact of the undersigned, with full power of substitution and revocation, for and in the name, place and stead of the undersigned, to execute and deliver the registration statement on Form S-2, and any and all amendments thereto, including without limitation pre-effective and post-effective amendments thereto (and including all additional registration statements relating to the same offering of securities as this registration statement that are filed pursuant to Rule 462(b) of the Securities Act of 1933), such Form S-2 and each such amendment to be in such form and to contain such terms and provisions as said attorney or substitute shall deem necessary or desirable; giving and granting unto said attorney, or to such person as in any case may be appointed pursuant to the power of substitution herein given, full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or, in the opinion of said attorney or substitute, able to be done in such matter as the undersigned might or could do if personally present, hereby ratifying and confirming all that said attorney or such substitute shall lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

               SIGNATURE                                       TITLE                         DATE
               ---------                                       -----                         -----
            /s/ SIDNEY A. MILLER                Chairman of the Board of Directors      April 27, 2004
            --------------------
             Sidney A. Miller


              /s/ HUGH MILLER                 President, Chief Executive Officer and    April 27, 2004
              ---------------                 Director (Principal Executive Officer)
                Hugh Miller


             /s/ RICHARD BLASS                     Executive Vice President, Chief      April 27, 2004
             -----------------                     Financial Officer and Director
               Richard Blass                        (Principal Financial Officer)



           /s/ MARTIN D. PAYSON                              Director                   April 27, 2004
           --------------------
             Martin D. Payson


           /s/ ARNOLD B. POLLARD                             Director                   April 27, 2004
           ---------------------
             Arnold B. Pollard


         /s/ MARGARET A. WILLIAMS                            Director                   April 27, 2004
         ------------------------
           Margaret A. Williams


           /s/ SPENCER L. BROWNE                             Director                   April 27, 2004
           ---------------------
             Spencer L. Browne